UNITED STATESECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 28, 2026

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: July 28, 2026

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Barclays PLC

Interim Results Announcement

30 June 2026

BARCLAYS PLC, 1 CHURCHILL PLACE, LONDON, E14 5HP, UNITED KINGDOM. TELEPHONE: +44 (0) 20 7116 1000. COMPANY NO. 48839.

Notes

The terms Barclays and Group refer to Barclays PLC together with its subsidiaries. Unless otherwise stated, the income statement analysis compares the six months ended 30 June 2026 to the corresponding six months of 2025 and balance sheet analysis as at 30 June 2026 with comparatives relating to 31 December 2025 and 30 June 2025. The abbreviations '£m' and '£bn' represent millions and thousands of millions of Pounds Sterling respectively; the abbreviations '$m' and '$bn' represent millions and thousands of millions of US Dollars respectively; and the abbreviations '€m' and '€bn' represent millions and thousands of millions of Euros respectively.

There are a number of key judgement areas, for example impairment calculations, which are based on models and which are subject to ongoing adjustment and modifications. Reported numbers reflect best estimates and judgements at the given point in time.

Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the results glossary, which can be accessed at home.barclays/investor-relations.

The information in this announcement, which was approved by the Board of Directors on 27 July 2026, does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2025, which contain an unmodified audit report under Section 495 of the Companies Act 2006 (which does not make any statements under Section 498 of the Companies Act 2006) have been delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.

These results will be furnished on Form 6-K to the US Securities and Exchange Commission (SEC) as soon as practicable following publication of this document. Once furnished to the SEC, a copy of the Form 6-K will be available from the SEC's website at www.sec.gov.

Barclays is a frequent issuer in the debt capital markets and regularly meets with investors via formal roadshows and other ad hoc meetings. Consistent with its usual practice, Barclays expects that from time to time over the coming quarter it will meet with investors globally to discuss these results and other matters relating to the Group.

Non-IFRS performance measures
Barclays' management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the businesses' performance between financial periods and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays' management. However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well. Refer to the appendix on pages 85 to 93 for definitions and calculations of non-IFRS performance measures included throughout this document, and reconciliations to the most directly comparable IFRS measures.

Forward-looking statements
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. Forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'may', 'will', 'seek', 'continue', 'aim', 'anticipate', 'target', 'projected', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', 'achieve' or other words of similar meaning. Forward-looking statements can be made in writing but also may be made verbally by directors, officers and employees of the Group (including during management presentations) in connection with this document. Examples of forward-looking statements include, among others, statements or guidance regarding or relating to the Group's future financial position, business strategy, income levels, costs, assets and liabilities, impairment charges, provisions, capital leverage and other regulatory ratios, capital distributions (including policy on dividends and share buybacks), return on tangible equity, projected levels of growth in banking and financial markets, industry trends, any commitments and targets (including sustainability-related commitments and targets), plans and objectives for future operations, International Financial Reporting Standards ("IFRS") and other statements that are not historical or current facts. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. Forward-looking statements speak only as at the date on which they are made. Forward-looking statements may be affected by a number of factors, including, without limitation: changes in legislation, regulations, governmental and regulatory policies, expectations and actions, voluntary codes of practices and the interpretation thereof, changes in IFRS and other accounting standards, including practices with regard to the interpretation and application thereof and emerging and developing sustainability reporting standards (including emissions accounting methodologies); changes in tax laws and practice; the outcome of current and future legal proceedings and regulatory investigations; the Group's ability along with governments and other stakeholders to measure, manage and mitigate the impacts of climate change effectively or navigate inconsistencies and conflicts in the manner in which climate policy is implemented in the regions where the Group operates, including as a result of the adoption of rules and regulations taking a different or opposing position on sustainability matters, or other forms of governmental and regulatory action against sustainability policies; environmental, social and geopolitical risks and incidents and similar events beyond the Group's control; financial crime; the impact of competition in the banking and financial services industry; capital, liquidity, leverage and other regulatory rules and requirements applicable to past, current and future periods; UK, US, Eurozone and global macroeconomic and business conditions, including inflation; volatility in credit and capital markets; market related risks such as changes in interest rates and foreign exchange rates; reforms to benchmark interest rates and indices; higher or lower asset valuations; changes in credit ratings of any entity within the Group or any securities issued by it; changes in counterparty risk; changes in consumer behaviour; changes in trade policy, including the imposition of tariffs or other protectionist measures; the direct and indirect consequences of the conflicts in the Middle East and Ukraine on European and global macroeconomic conditions, political stability and financial markets; changes in US legislation and policy; developments in the UK's relationship with the European Union; the risk of cyberattacks, information or security breaches, technology failures or operational disruptions and any subsequent impact on the Group's reputation, business or operations; the use of new technology, including artificial intelligence; the Group's ability to access funding; and the success of acquisitions, disposals, joint ventures and other strategic transactions. A number of these factors are beyond the Group's control. As a result, the Group's actual financial position, results, financial and non-financial metrics or performance measures or its ability to meet commitments and targets may differ materially from the statements or guidance set forth in the Group's forward-looking statements. In setting its targets and outlook for the period 2026-2028, Barclays has made certain assumptions about the macroeconomic environment, including, without limitation, inflation, interest and unemployment rates, the different markets and competitive conditions in which Barclays operates, and its ability to grow certain businesses and achieve costs savings and other structural actions. Additional risks and factors which may impact the Group's future financial condition and performance are identified in Barclays PLC's filings with the US Securities and Exchange Commission ("SEC") (including, without limitation, Barclays PLC's Annual Report on Form 20-F for the financial year ended 31 December 2025), which are available on the SEC's website at www.sec.gov.

Subject to Barclays PLC's obligations under the applicable laws and regulations of any relevant jurisdiction (including, without limitation, the UK and the US) in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Performance Highlights

Barclays delivered a return on tangible equity (RoTE) of 14.8% in H126, announced £2.3bn total capital distributions, and is on track to deliver its 2026 and 2028 targets

C. S. Venkatakrishnan, Group Chief Executive, commented
"I am pleased with another strong quarter for Barclays. Income for Q226 is £8.3bn, up £1.2bn from the same quarter last year. Profit before tax is £3.3bn, up 31% in the same period. Our earnings per share (EPS) has increased 43% to 16.7p, and our cost: income ratio improved to 54% from 59% a year earlier. We have a robust common equity tier 1 (CET1) ratio of 14.3%, above our 13% to 14% target range. We also delivered a RoTE of 16.1%. We continued deploying balance sheet in the UK, with year-on-year loan growth of 5%, and the Investment Bank performed well in a favourable environment, with a RoTE of 16.0%. Our performance supports distributions of £2.3bn for the first half of 2026, up 61% year-on-year. This includes a £1.0bn buyback and a c.£0.8bn dividend announced today. We are upgrading the 2026 Group income target to c.£31.5bn and remain committed to, and confident in, delivering all financial and distribution targets for 2026 and 2028."

●	H126 Group RoTE of 14.8% (H125: 13.2%) and Q226 Group RoTE of 16.1% (Q225: 12.3%)
	-	All divisions delivered double-digit RoTE for H126 and Q226
●	H126 EPS of 30.7p (H125: 24.7p) and Q226 EPS of 16.7p (Q225: 11.7p)
●	2026 Group income target increased to c.£31.5bn (from c.£31bn)
	-	2026 Group net interest income (NII) excluding Barclays Investment Bank and Head Office increased to greater than £13.7bn (from greater than £13.5bn)
●	Strong CET1 ratio of 14.3% and announced intention to initiate a share buyback of up to £1.0bn for Q226, and a dividend of 5.9p per share for H126 (H125: 3.0p)
●	5% growth in UK lending balances year-on-year in H126
	-	Delivered £25bn of c.£30bn planned UK risk weighted assets (RWAs) growth since 20241 (£3bn in Q226), of which £18bn was organic growth

Key financial metrics:
	Income	Profit before tax	Attributable profit	Cost: income ratio	LLR	RoTE	EPS	TNAV per share	CET1 ratio	Total capital return2
Q226	£8.3bn	£3.3bn	£2.3bn	54%	51bps	16.1%	16.7p	423p	14.3%	£2.3bn
H126	£16.5bn	£6.1bn	£4.2bn	55%	62bps	14.8%	30.7p

Q226 Performance highlights:

●	Group RoTE was 16.1% (Q225: 12.3%) with profit before tax of £3.3bn (Q225: £2.5bn)
●	Group income of £8.3bn increased 16% year-on-year. Group NII excluding IB and Head Office was £3.4bn, up 10% year-on-year
	-	Barclays UK income increased 7%, as higher structural hedge income was partially offset by retail deposit dynamics and mortgage margin compression
	-	Barclays UK Corporate Bank (UKCB) income increased 8%, reflecting higher average deposit and lending balances, and higher structural hedge income
	-	Barclays Private Bank and Wealth Management (PBWM) income increased 5%, reflecting growth in client balances, partially offset by the impact of deposit mix
	-	Barclays Investment Bank (IB) income increased 20%, driven by Global Markets and Investment Banking fees
-
Barclays US Consumer Bank (USCB) income increased 38%, driven by portfolio changes including a c.£225m gain from the sale of the American Airlines co-branded credit cards portfolio (AA portfolio) and the impact of the Best Egg Inc. (Best Egg) acquisition

●	Group total operating expenses were £4.5bn, up 7% year-on-year
-
Group operating costs increased to £4.5bn (Q225: £4.1bn), reflecting business growth (including higher performance costs), inflation and further investment spend (including the Best Egg acquisition), partially offset by c.£200m of cost efficiency savings

●	Credit impairment charges were £0.6bn (Q225: £0.5bn) with an LLR of 51bps (Q225: 44bps)

1
Represents RWAs from business growth in Barclays UK, UK Corporate Bank and Private Bank and Wealth Management since January 2024, excluding the effects of securitisations, model updates and other methodological changes. Also excludes additional Operational Risk RWAs related to organic growth.

2	H126 total capital return: includes the £500m buyback announced at Q126 Results in addition to the £1.0bn buyback and c.£0.8bn dividend announced at H126 Results.

H126 Performance highlights:

●	Group RoTE was 14.8% (H125: 13.2%) with profit before tax of £6.1bn (H125: £5.2bn)
●	Group income of £16.5bn increased 11% year-on-year. Group NII excluding IB and Head Office was £6.8bn, up 11% year-on-year
●	Group total operating expenses were £9.1bn, up 6% year-on-year
-
Group operating costs increased 6% to £8.9bn, reflecting business growth (including higher performance costs), inflation, and further investment spend (including the Best Egg acquisition), partially offset by c.£350m of cost efficiency savings and FX movements

	-	Litigation and conduct charges of £0.1bn primarily reflected an increase in the provision for the UK Financial Conduct Authority (FCA) motor finance redress scheme in Q126
●	Credit impairment charges were £1.4bn (H125: £1.1bn) with an LLR of 62bps (H125: 52bps), including a £0.2bn single name charge in the IB in Q126
●	Strong balance sheet with CET1 ratio of 14.3% (December 2025: 14.3%), with RWAs of £364.8bn (December 2025: £356.8bn)
	-	Taking into account the impact of the £1.0bn share buyback announced today, the CET1 ratio as of 30 June 2026 would be reduced to 14.0%, at the top-end of the 13-14% range
●	Tangible net asset value (TNAV) per share of 423p (December 2025: 409p)

Group financial targets1:
2026 targets
●	Returns: Group RoTE of greater than 12%
●	Capital returns2: plan to return at least £10bn of capital to shareholders between 2024 and 2026, through dividends and share buybacks, with a continued preference for buybacks
	-	Progressive increase in total capital returns versus 2025
	-	Share buybacks announced quarterly
	-	Dividends to be paid semi-annually, including planned £2bn dividend for 2026
●	Income: Group total income of c.£31.5bn
	-	Group NII excluding IB and Head Office greater than £13.7bn and Barclays UK NII around the middle of the £8.1bn - £8.3bn guided range
●	Costs: Group cost: income ratio of high 50s in percentage terms
●	Impairment: expect Group LLR to be around the top of the 50-60bps through the cycle range
●	Capital: CET1 ratio target range of 13-14%
	-	IB RWAs mid 50s% of Group RWAs
	-	Impact of regulatory change on RWAs in line with our prior guidance of c.£19-26bn
	-	c.£8-15bn RWAs from Basel 3.1, with implementation expected from 1 January 20273
	-	c.£11bn RWAs from USCB moving to an Internal Ratings Based (IRB) model, subject to portfolio changes and regulatory approval, expected in H2 2027
	-	Expect Pillar 2A capital to reduce upon implementation of Basel 3.1 and USCB IRB

2028 targets
●	Returns: Group RoTE of greater than 14%
●
Capital returns2: plan to return greater than £15bn of capital to shareholders between 2026 and 2028, through dividends and share buybacks. This provides capacity for additional investment and growth, exceeding the level of investment in the current plan

●	Income: greater than 5% compound annual growth rate (CAGR) 2025-2028
●	Costs: Group cost: income ratio of low 50s in percentage terms. Cost target includes total gross efficiency savings of greater than £2bn in 2026-2028
●	Impairment: expect Group LLR of 50-60bps through the cycle
●	Capital: CET1 ratio target range of 13-14%
	-	IB RWAs of c.50% of Group RWAs

1	Our targets and guidance are based on management's current expectations as to the macroeconomic environment and the business and may be subject to change.
2	This multi-year plan is subject to supervisory and Board approvals, anticipated financial performance and our published CET1 ratio target range of 13-14%.
3	Fundamental review of the trading book (FRTB) impact mostly expected in 2027.

Barclays Group results	Half year ended			Three months ended
	30.06.26	30.06.25		30.06.26	30.06.25
	£m	£m	% Change	£m	£m	% Change
Barclays UK	4,517	4,193	8	2,259	2,119	7
Barclays UK Corporate Bank	1,088	1,003	8	558	519	8
Barclays Private Bank and Wealth Management	713	697	2	366	348	5
Barclays Investment Bank	7,986	7,180	11	3,958	3,307	20
Barclays US Consumer Bank	2,119	1,687	26	1,136	823	38
Head Office	78	136	(43)	61	71	(14)
Total income	16,501	14,896	11	8,338	7,187	16
Operating costs	(8,873)	(8,407)	(6)	(4,514)	(4,149)	(9)
UK regulatory levies	(84)	(96)	13	-	-
Litigation and conduct	(108)	(87)	(24)	(4)	(76)	95
Total operating expenses	(9,065)	(8,590)	(6)	(4,518)	(4,225)	(7)
Other net income/(expense)	24	9		3	(9)
Profit before impairment	7,460	6,315	18	3,823	2,953	29
Credit impairment charges	(1,394)	(1,112)	(25)	(571)	(469)	(22)
Profit before tax	6,066	5,203	17	3,252	2,484	31
Tax charge	(1,369)	(1,173)	(17)	(731)	(552)	(32)
Profit after tax	4,697	4,030	17	2,521	1,932	30
Non-controlling interests	(19)	(23)	17	(19)	(21)	10
Other equity instrument holders	(487)	(484)	(1)	(243)	(252)	4
Attributable profit	4,191	3,523	19	2,259	1,659	36

Performance measures
Return on average tangible shareholders' equity	14.8%	13.2%		16.1%	12.3%
Average tangible shareholders' equity (£bn)	56.7	53.5		56.1	53.9
Cost: income ratio	55%	58%		54%	59%
Loan loss rate (bps)	62	52		51	44
Basic earnings per ordinary share	30.7p	24.7p	24	16.7p	11.7p	43
Dividend per ordinary share	5.9p	3.0p	97
Share buybacks announced (£m)	1,500	1,000	50	1,000	1,000	-
Total payout equivalent per share	c.16.9p	c.10.1p	69
Basic weighted average number of shares (m)	13,645	14,262	(4)	13,565	14,211	(5)
Period end number of shares (m)	13,507	14,180	(5)
Period end tangible shareholders' equity (£bn)	57.2	54.5

	As at 30.06.26	As at 31.12.25	As at 30.06.25
Balance sheet and capital management1	£bn	£bn	£bn
Loans and advances at amortised cost	444.8	430.0	417.8
Loans and advances at amortised cost impairment coverage ratio	1.2%	1.2%	1.2%
Total assets	1,730.4	1,544.2	1,598.7
Deposits at amortised cost	594.4	585.6	564.5
Tangible net asset value per share	423p	409p	384p
Common equity tier 1 ratio	14.3%	14.3%	14.0%
Common equity tier 1 capital	52.2	51.1	49.5
Risk weighted assets	364.8	356.8	353.0
UK leverage ratio	4.9%	5.1%	5.0%
UK leverage exposure	1,345.6	1,247.3	1,259.8

Funding and liquidity
Group liquidity pool (£bn)	346.7	337.8	333.7
Liquidity coverage ratio2	157.7%	170.0%	177.7%
Net stable funding ratio3	135.8%	135.2%	135.6%
Loan: deposit ratio	75%	73%	74%

1	Refer to pages 54 to 58 for further information on how capital, RWAs and leverage are calculated.
2	Represents average of the last 12 spot month end ratios.
3	Represents average of the last four spot quarter end positions.

Group Finance Director's Review

H126 Group performance
  Other matters
●	Barclays delivered a profit before tax of £6,066m (H125: £5,203m), RoTE of 14.8% (H125: 13.2%) and EPS of 30.7p (H125: 24.7p)
●
The Group has a diverse income profile across businesses and geographies. The 4% year-on-year appreciation of average GBP against USD negatively impacted income and profits, and positively impacted credit impairment charges and total operating expenses

●	Group income increased 11% to £16,501m, due to higher income in Global Markets and Investment Banking fees, higher structural hedge income and the c.£225m gain from the sale of the AA portfolio
●	Group total operating expenses increased to £9,065m (H125: £8,590m)
-
Group operating costs increased 6% to £8,873m, reflecting business growth (including higher performance costs), inflation, and further investment spend (including the Best Egg acquisition), partially offset by c.£350m of cost efficiency savings and FX movements

	-	Litigation and conduct charges of £108m primarily reflected a £105m increase in the provision for the FCA motor finance redress scheme in Q126
●	Credit impairment charges increased to £1,394m (H125: £1,112m), primarily driven by a single name charge of £228m in IB in Q126. Total coverage ratio remained stable at 1.2% (December 2025: 1.2%)
●	The effective tax rate (ETR) was 22.6% (H125: 22.5%)
●	Attributable profit was £4,191m (H125: £3,523m)
●	Total assets increased to £1,730.4bn (December 2025: £1,544.2bn) driven by higher trading activity in IB, growth in the liquidity pool and higher lending across the Group
●
TNAV per share increased to 423p (December 2025: 409p) as EPS of 30.7p was partially offset by a 6p negative movement in the cash flow hedging reserve, a 6p reduction from FY25 dividends paid in Q126, and a 6p reduction from share awards vesting in Q126

Group capital and leverage

●
The CET1 ratio remained stable at 14.3% (December 2025: 14.3%). Taking into account the impact of the £1.0bn share buyback announced today, the CET1 ratio as of 30 June 2026 would be reduced to 14.0% (at the top end of the 13-14% target range)

●
Q226 USCB sale of the AA portfolio and acquisition of Best Egg resulted in a marginal increase in the CET1 ratio with a net release of £3.2bn RWAs partially offset by a £0.2bn decrease in CET1 capital, reflecting the c.£225m gain on sale of the AA portfolio offset by £0.5bn of goodwill and intangibles from the Best Egg acquisition. Excluding the impacts of these changes, other movements were:

	-	108bps increase from attributable profit
	-	68bps decrease driven by shareholder distributions including the now completed £1.5bn total share buybacks announced with FY25 and Q126 results, and the accrual for the total 2026 dividend
	-	40bps decrease due to a £9.8bn increase in RWAs, excluding the impact of foreign exchange movements, primarily driven by lending growth in UK businesses and higher activity in Global Markets
	-	A £0.2bn increase in CET1 capital due to an increase in the currency translation reserve was offset by a £1.3bn increase in RWAs as a result of foreign exchange movements
	-	108bps increase from attributable profit
●
The UK leverage ratio decreased to 4.9% (December 2025: 5.1%) as leverage exposure increased by £98.3bn to £1,345.6bn (December 2025: £1,247.3bn). The increase in leverage exposure was primarily driven by higher trading activity in IB

Group funding and liquidity

●	The liquidity metrics remain above regulatory requirements, underpinned by well-diversified sources of funding, a stable global deposit franchise and a highly liquid balance sheet
●
The liquidity pool was £346.7bn, an increase of £8.9bn from December 2025. The increase in the liquidity pool was primarily driven by deposit growth across businesses and increased term wholesale funding.

●	The average1 LCR was 157.7% (December 2025: 170.0%), equivalent to a surplus of £117.2bn (December 2025: £131.2bn)
●	Total deposits increased to £594.4bn (December 2025: £585.6bn), primarily driven by deposit growth in the International Corporate Bank (ICB)
●	The average2 Net Stable Funding Ratio (NSFR) was 135.8% (December 2025: 135.2%), which represents a £171.7bn surplus (December 2025: £166.3bn) above the 100% regulatory requirement

●	Wholesale funding outstanding, excluding repurchase agreements, was £236.0bn (December 2025: £220.1bn)
●
The Group issued £9.9bn equivalent of minimum requirement for own funds and eligible liabilities (MREL) instruments from Barclays PLC (the Parent company), completing the targeted 2026 MREL issuance plan within H126. The Group has a strong MREL position with a ratio of 36.7%, which is in excess of the regulatory requirement of 30.5% excluding any applicable confidential institution specific Prudential Regulation Authority (PRA) buffer. The Group remains above its minimum capital regulatory requirements and applicable buffers

1	Represents average of the last 12 spot month end ratios.
2	Represents average of the last four spot quarter end ratios.

Other matters

●
Motor finance commission arrangements: In March 2026, the FCA published its final rules for an industry-wide redress scheme for eligible motor finance customers where a commission was payable by the lender to the broker. Barclays increased its provision in Q126 by £105m to reflect the expected financial impact of the redress scheme. Barclays holds a Motor Finance provision of £430m as at 30 June 2026. Barclays decided not to challenge the FCA's final rules in the interests of enabling a swift resolution for customers. However, Barclays strongly disagrees with aspects of the rules which require financial redress even where customers suffered no demonstrable financial harm. On 2 July 2026, the Upper Tribunal ordered a suspension of parts of the redress scheme following four legal challenges to the FCA's final rules. The legal challenges are expected to be heard by the Upper Tribunal in Q426 or Q127. Such challenges will delay and may otherwise affect the implementation of the redress scheme. The legal and regulatory outcomes and the nature, extent and timing of any remediation action, therefore remain uncertain

●	USCB changes in Q226:
-
American Airlines co-branded credit card portfolio exit: On 24 April 2026 Barclays exited its American Airlines co-branded credit card partnership, releasing £3.6bn of RWAs and generating a gain on sale of c.£225m

-
Best Egg acquisition: On 1 May 2026, Barclays completed the acquisition of Best Egg for c.£0.6bn subject to customary post-completion purchase price adjustments. Best Egg is a leading US direct-to-consumer personal loan origination platform focused on prime borrowers. Barclays has acquired c.£0.3bn of financial assets and c.£0.2bn of financial liabilities

-
The effect of both transactions is a marginal increase to the Group's CET1 ratio in Q226, with a net release of RWAs of £3.2bn and the c.£225m gain on sale from the AA portfolio exit, partially offset by a c.£0.5bn increase in goodwill and intangibles from the Best Egg acquisition

●
GoHenry acquisition: On 12 June 2026, Barclays announced that Barclays Bank UK PLC had entered into an agreement to acquire GoHenry, a money management platform for children and young people in the UK. Completion of the transaction is expected to occur in Q426, subject to regulatory approvals and other conditions. The transaction is expected to marginally reduce the Group's CET1 ratio

●
One Churchill Place: On 30 June 2026 Barclays announced it had acquired a 999-year leasehold interest in its global headquarters at One Churchill Place, London. The transaction secures Barclays' control in its global headquarters beyond the current lease term, due to expire in 2039, while providing greater certainty over long-term occupancy costs. The transaction values the acquired leasehold interest at £750m and is broadly neutral to the Group's CET1 ratio and earnings

Anna Cross, Group Finance Director

Results by Business

Barclays UK	Half year ended			Three months ended
	30.06.26	30.06.25		30.06.26	30.06.25
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	3,986	3,677	8	2,000	1,855	8
Net fee, commission and other income	531	516	3	259	264	(2)
Total income	4,517	4,193	8	2,259	2,119	7
Operating costs	(2,368)	(2,283)	(4)	(1,194)	(1,168)	(2)
UK regulatory levies	(44)	(43)	(2)	-	-
Litigation and conduct	-	(29)		(1)	(27)	96
Total operating expenses	(2,412)	(2,355)	(2)	(1,195)	(1,195)	-
Other net income	-	-	-	-	-	-
Profit before impairment	2,105	1,838	15	1,064	924	15
Credit impairment charges	(338)	(237)	(43)	(160)	(79)
Profit before tax	1,767	1,601	10	904	845	7
Attributable profit	1,214	1,090	11	623	580	7

Performance measures
Return on average allocated tangible equity	20.1%	18.6%		20.4%	19.7%
Average allocated tangible equity (£bn)	12.1	11.7		12.2	11.8
Cost: income ratio	53%	56%		53%	56%
Loan loss rate (bps)	28	21		27	14
Net interest margin	3.70%	3.55%		3.68%	3.55%

Key facts	As at 30.06.26	As at 30.06.25
UK mortgage balances (£bn)	176.7	166.8
Mortgage gross lending flow (£bn)	17.7	15.4
Average LTV of mortgage portfolio1	57%	54%
Average LTV of new mortgage lending1	70%	70%
Number of branches	206	207
Digitally active customers (m)2	14.1	13.7
30 day arrears rate - total UK cards	0.9%	0.7%
90 day arrears rate - total UK cards	0.3%	0.2%

	As at 30.06.26	As at 31.12.25	As at 30.06.25
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	220.8	216.5	211.2
Total assets	304.9	299.6	299.7
Customer deposits at amortised cost	245.6	244.6	241.3
Loan: deposit ratio	97%	94%	94%
Risk weighted assets	89.0	85.8	86.1
Period end allocated tangible equity	12.4	11.8	11.8

1	Average loan to value (LTV) of mortgages is balance weighted and reflects both residential and buy-to-let (BTL) mortgage portfolios within the Home Loans portfolio.
2	Excludes Tesco Bank

Analysis of Barclays UK	Half year ended			Three months ended
	30.06.26	30.06.25		30.06.26	30.06.25
Analysis of total income	£m	£m	% Change	£m	£m	% Change
Retail Banking	3,436	3,172	8	1,711	1,599	7
Business Banking	1,081	1,021	6	548	520	5
Total income	4,517	4,193	8	2,259	2,119	7

Analysis of credit impairment (charges)/releases
Retail Banking	(344)	(204)	(69)	(165)	(59)
Business Banking	6	(33)		5	(20)
Total credit impairment charges	(338)	(237)	(43)	(160)	(79)

	As at30.06.26	As at 31.12.25	As at 30.06.25
Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn
Retail Banking	203.1	198.6	192.4
Business Banking	17.7	17.9	18.8
Total loans and advances to customers at amortised cost	220.8	216.5	211.2

Analysis of customer deposits at amortised cost
Retail Banking	194.5	192.7	189.3
Business Banking	51.1	51.9	52.0
Total customer deposits at amortised cost	245.6	244.6	241.3

Barclays UK delivered a RoTE of 20.1% (H125: 18.6%) supported by robust income, disciplined cost management and underpinned by strong asset quality.

Income statement - H126 compared to H125
●	Profit before tax increased 10% to £1,767m
●
Total income increased 8% to £4,517m. NII increased 8% to £3,986m, as higher structural hedge income was partially offset by retail deposit dynamics and mortgage margin compression. Net fee, commission and other income increased 3% to £531m

●
Total operating expenses increased 2% to £2,412m, driven by higher investments and inflation. Ongoing efficiency savings continue to be reinvested, to drive sustainable improvement to the cost: income ratio

●
Credit impairment charges were £338m (H125: £237m), reflecting stable underlying credit performance. Total charges are higher than those in H125, which benefitted from a recalibration adjustment in the Retail credit cards portfolio to reflect resilient customer behaviour. Retail credit cards 30 and 90 day arrears rates were 0.9% (H125: 0.7%) and 0.3% (H125: 0.2%) respectively. The Retail credit cards total coverage ratio increased to 4.5% (December 2025: 4.3%)

Balance sheet - 30 June 2026 compared to 31 December 2025
●	Loans and advances to customers at amortised cost increased £4.3bn to £220.8bn, primarily driven by growth in mortgages, partially offset by the impact of securitisations
●	Customer deposits at amortised cost increased by £1.0bn to £245.6bn, driven by an increase in Retail Banking deposits. The loan: deposit ratio remained broadly stable at 97% (December 2025: 94%)
●	RWAs increased to £89.0bn (December 2025: £85.8bn), primarily due to growth in mortgages, partially offset by the securitisation of credit risk assets

Barclays UK Corporate Bank	Half year ended			Three months ended
	30.06.26	30.06.25		30.06.26	30.06.25
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	807	701	15	413	359	15
Net fee, commission and other income	281	302	(7)	145	160	(9)
Total income	1,088	1,003	8	558	519	8
Operating costs	(488)	(474)	(3)	(249)	(240)	(4)
UK regulatory levies	(15)	(24)	38	-	-
Litigation and conduct	-	(39)		-	(39)
Total operating expenses	(503)	(537)	6	(249)	(279)	11
Other net income	-	-	-	-	-	-
Profit before impairment	585	466	26	309	240	29
Credit impairment charges	(19)	(31)	39	(16)	(12)	(33)
Profit before tax	566	435	30	293	228	29
Attributable profit	388	284	37	201	142	42

Performance measures
Return on average allocated tangible equity	20.6%	16.8%		21.3%	16.6%
Average allocated tangible equity (£bn)	3.8	3.4		3.8	3.4
Cost: income ratio	46%	54%		45%	54%
Loan loss rate (bps)	12	22		20	17

	As at 30.06.26	As at 31.12.25	As at 30.06.25
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	31.3	30.0	27.9
Deposits at amortised cost	89.1	88.7	85.3
Risk weighted assets	26.6	26.5	25.3
Period end allocated tangible equity	3.7	3.7	3.5

	Half year ended			Three months ended
	30.06.26	30.06.25		30.06.26	30.06.25
Analysis of total income	£m	£m	% Change	£m	£m	% Change
Corporate lending	185	170	9	96	90	7
Transaction banking	903	833	8	462	429	8
Total income	1,088	1,003	8	558	519	8

UKCB delivered a RoTE of 20.6% (H125: 16.8%), reflecting increased income from higher average deposit and lending balances, and positive operating jaws.

Income statement - H126 compared to H125
●	Profit before tax increased 30% to £566m
●
Total income increased 8% to £1,088m, NII increased 15% to £807m, driven by higher average deposit and lending balances, and structural hedge income benefit. Net fee, commission and other income decreased 7% to £281m driven by lower liquidity pool income

●
Total operating expenses decreased 6% to £503m, reflecting the non-repeat of prior year litigation and conduct charges. Operating costs increased 3% to £488m, reflecting higher investment spend to support business growth strategy, with ongoing efficiency savings offsetting inflationary headwinds

●	Credit impairment charges were £19m (H125: £31m), reflecting stable underlying credit performance and limited single name charges

Balance sheet - 30 June 2026 compared to 31 December 2025
●	Loans and advances to customers at amortised cost increased to £31.3bn (December 2025: £30.0bn), reflecting the strategic focus to grow lending
●	Deposits at amortised cost increased to £89.1bn (December 2025: £88.7bn), driven by an inflow of balances from new and existing clients
●	RWAs were stable at £26.6bn (December 2025: £26.5bn)

Barclays Private Bank and Wealth Management	Half year ended			Three months ended
	30.06.26	30.06.25		30.06.26	30.06.25
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	420	407	3	216	203	6
Net fee, commission and other income	293	290	1	150	145	3
Total income	713	697	2	366	348	5
Operating costs	(521)	(472)	(10)	(267)	(238)	(12)
UK regulatory levies	(3)	(2)	(50)	-	-
Litigation and conduct	-	-		-	-
Total operating expenses	(524)	(474)	(11)	(267)	(238)	(12)
Other net income	-	-	-	-	-	-
Profit before impairment	189	223	(15)	99	110	(10)
Credit impairment (charges)/ releases	(3)	11		(5)	2
Profit before tax	186	234	(21)	94	112	(16)
Attributable profit	148	184	(20)	75	88	(15)

Performance measures
Return on average allocated tangible equity	26.1%	33.2%		26.9%	31.9%
Average allocated tangible equity (£bn)	1.1	1.1		1.1	1.1
Cost: income ratio	73%	68%		73%	68%
Loan loss rate (bps)	4	(15)		13	(5)

Key facts	£bn	£bn		£bn	£bn
Net new assets under management1	1.8	1.9		0.3	0.9

	As at 30.06.26	As at 31.12.25	As at 30.06.25
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	14.8	14.7	14.5
Deposits at amortised cost	72.7	72.0	66.7
Risk weighted assets	8.0	8.0	7.9
Period end allocated tangible equity	1.1	1.1	1.1

Invested assets2	142.5	140.6	131.9
Of which:
Assets under management1	55.8	52.9	48.5
Assets under supervision1	86.7	87.7	83.4
Client assets and liabilities3	230.2	227.6	213.4

PBWM delivered a RoTE of 26.1% (H125: 33.2%), reflecting higher costs from accelerated investment to support future growth and efficiency strategy, and a higher impairment charge.

Income statement - H126 compared to H125
●	Profit before tax decreased 21% to £186m
●	Total income increased 2% to £713m, driven by growth in client balances, partially offset by the impact of deposit mix
●	Total operating expenses increased 11% to £524m, reflecting ongoing investment to support business growth strategy and inflationary headwinds, partially offset by efficiency savings

Balance sheet - 30 June 2026 compared to 31 December 2025
●	Client assets and liabilities increased £2.6bn to £230.2bn, driven by higher invested assets due to market movements and net new inflow of deposit balances
●	RWAs were stable at £8.0bn (December 2025: £8.0bn)

1	Refer to page 88 for further information on net new assets under management, assets under management and assets under supervision.
2
Invested assets (held off-balance sheet) represent assets under management and supervision. Uninvested cash held under an investment mandate and reported within deposits is excluded from invested assets.

3	Client assets and liabilities refers to deposits, lending and invested assets

Barclays Investment Bank	Half year ended			Three months ended
	30.06.26	30.06.25		30.06.26	30.06.25
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	794	631	26	411	334	23
Net trading income	4,629	4,322	7	2,271	1,906	19
Net fee, commission and other income	2,563	2,227	15	1,276	1,067	20
Total income	7,986	7,180	11	3,958	3,307	20
Operating costs	(4,306)	(3,993)	(8)	(2,199)	(1,932)	(14)
UK regulatory levies	(22)	(27)	19	-	-
Litigation and conduct	2	(11)		-	(8)
Total operating expenses	(4,326)	(4,031)	(7)	(2,199)	(1,940)	(13)
Other net income	-	-	-	-	-	-
Profit before impairment	3,660	3,149	16	1,759	1,367	29
Credit impairment charges	(323)	(139)		(44)	(67)	34
Profit before tax	3,337	3,010	11	1,715	1,300	32
Attributable profit	2,315	2,075	12	1,204	876	37

Performance measures
Return on average allocated tangible equity	15.5%	14.2%		16.0%	12.2%
Average allocated tangible equity (£bn)	29.9	29.2		30.0	28.7
Income over average risk weighted assets	7.9%	7.2%		7.7%	6.7%
Cost: income ratio	54%	56%		56%	59%
Loan loss rate (bps)	47	22		13	21

	As at 30.06.26	As at 31.12.25	As at 30.06.25
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	70.8	70.0	66.8
Loans and advances to banks at amortised cost	11.0	7.4	7.1
Debt securities at amortised cost	54.5	52.9	52.4
Loans and advances at amortised cost	136.3	130.3	126.3
Trading portfolio assets	208.2	189.5	186.1
Financial assets at fair value through the income statement	209.9	183.6	215.2
Derivative financial instrument assets	302.6	251.5	279.0
Cash collateral and settlement balances	182.5	121.6	145.0

Deposits at amortised cost	162.3	156.1	148.7
Derivative financial instrument liabilities	291.6	240.6	265.1

Risk weighted assets	204.1	196.7	196.4
Period end allocated tangible equity	30.1	28.9	28.7

	Half year ended			Three months ended
	30.06.26	30.06.25		30.06.26	30.06.25
Analysis of total income	£m	£m	% Change	£m	£m	% Change
FICC	3,187	3,149	1	1,471	1,450	1
Equities	2,377	1,833	30	1,261	870	45
Global Markets	5,564	4,982	12	2,732	2,320	18
Advisory	443	266	67	188	123	53
Equity capital markets	249	151	65	157	81	94
Debt capital markets	809	795	2	402	364	10
Banking fees and underwriting	1,501	1,212	24	747	568	32
Corporate lending	53	152	(65)	37	(4)
Transaction banking	868	834	4	442	423	4
International Corporate Bank	921	986	(7)	479	419	14
Investment Banking	2,422	2,198	10	1,226	987	24
Total income	7,986	7,180	11	3,958	3,307	20

IB delivered a RoTE of 15.5% (H125: 14.2%), driven by higher Global Markets, Investment Banking fees and underwriting income, whilst maintaining cost and capital discipline, driving positive operating jaws and improved RWA productivity.

Income statement - H126 compared to H125
●	Profit before tax increased to £3,337m (H125: £3,010m)
●
IB has a diverse income profile across businesses and geographies. The 4% appreciation of average GBP against USD adversely impacted income and profits, and positively impacted credit impairment charges and total operating expenses

●	Total income increased 11% to £7,986m, including the adverse impact of strengthening average GBP against USD
	-	Global Markets income increased 12% to £5,564m, driven by increased income in Equities and Credit
		-	FICC income was stable at £3,187m (H125: £3,149m), despite strong prior year performance, as we continued to provide support to clients through a range of environments
		-	Equities income increased 30% to £2,377m, reflecting growth in Prime Financing balances, and Equity Derivatives
	-	Investment Banking income increased 10% to £2,422m
		-	Banking fees and underwriting income increased 24% to £1,501m, primarily driven by Advisory and Equity Capital Markets, up 67% and 65% respectively. Debt Capital Markets were broadly stable
-
ICB income decreased 7% to £921m. Transaction banking income increased 4% to £868m, as higher income from growth in deposit balances was partially offset by margin compression due to change in deposits product mix. Corporate lending income decreased to £53m, reflecting the non-repeat of fair value gains on leverage finance lending (c.£105m) in Q125, while underlying business performance was broadly stable

●	Total operating expenses increased to £4,326m (H125: £4,031m), driven by higher performance costs partially offset by efficiency savings and the impact of strengthening average GBP against USD
●	Credit impairment charges increased to £323m (H125: £139m), primarily driven by a single name charge of £228m in Q126

Balance sheet - 30 June 2026 compared to 31 December 2025
●	Loans and advances at amortised cost increased to £136.3bn (December 2025: £130.3bn), driven by increased lending in Investment Banking
●	Trading portfolio assets increased to £208.2bn (December 2025: £189.5bn), driven by increased trading activity in debt securities to facilitate client demand in Global Markets
●	Financial assets at fair value through the income statement increased to £209.9bn (December 2025: £183.6bn), driven by increased secured lending in Global Markets
●
Derivative financial instrument assets increased to £302.6bn (December 2025: £251.5bn) and liabilities increased to £291.6bn (December 2025: £240.6bn), reflecting an increase in client activity and mark-to-market in Equity and FX Derivatives

●	Deposits at amortised cost increased to £162.3bn (December 2025: £156.1bn), driven by growth in deposits primarily in the ICB
●	RWAs increased to £204.1bn (December 2025: £196.7bn), mainly driven by higher activity in Global Markets as we continued to support clients through a range of environments

Barclays US Consumer Bank	Half year ended			Three months ended
	30.06.26	30.06.25		30.06.26	30.06.25
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	1,555	1,318	18	732	640	14
Net fee, commission and other income	564	369	53	404	183
Total income	2,119	1,687	26	1,136	823	38
Operating costs	(822)	(803)	(2)	(442)	(396)	(12)
UK regulatory levies	-	-		-	-
Litigation and conduct	(2)	(3)	33	(2)	-
Total operating expenses	(824)	(806)	(2)	(444)	(396)	(12)
Other net income	-	-		-	-
Profit before impairment	1,295	881	47	692	427	62
Credit impairment charges	(713)	(711)	-	(346)	(312)	(11)
Profit before tax	582	170		346	115
Attributable profit	429	128		253	87

Performance measures
Return on average allocated tangible equity1	24.2%	7.3%		30.2%	10.2%
Average allocated tangible equity (£bn)	3.5	3.5		3.3	3.4
Cost: income ratio	39%	48%		39%	48%
Loan loss rate (bps)2	575	523		555	456
Net interest margin	12.96%	10.68%		13.20%	10.83%

Key facts
US cards 30 day arrears rate	2.9%	2.8%
US cards 90 days arrears rate	1.6%	1.6%
US cards customer FICO score distribution3
<660	14%	12%
>660	86%	88%
End net receivables (reported) ($bn)	29.7	32.9

	As at 30.06.26	As at 31.12.25	As at 30.06.25
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	21.7	21.1	18.2
Deposits at amortised cost	24.7	24.2	22.5
Risk weighted assets	24.3	27.4	24.7
Period end allocated tangible equity	3.4	3.8	3.4

1
Return on average allocated tangible equity, excluding a c.£225m Q226 gain on sale (recorded in Net fee, commission and other income), from the AA portfolio exit, was 10.5% for Q226 and 14.9% for H126, as a result of an adjusted attributable profit of £87m and £263m, respectively.

2	H125 and Q225 LLR includes held for sale portfolios to remain consistent with the treatment of impairment.
3	Reflects FICO distribution based on ending net receivables for customer credit cards.

USCB delivered a RoTE of 24.2% (H125: 7.3%), reflecting a c.£225m Q226 gain on sale from the AA portfolio exit, continued operational progress, with increased income from business growth, higher net interest margin and positive operating jaws. Excluding the gain on sale of c.£225m (resulting in an adjusted attributable profit of £263m), the H126 RoTE was 14.9%.

Income statement - H126 compared to H125
●	Profit before tax increased to £582m (H125: £170m)
●	The 4% appreciation of average GBP against USD adversely impacted income and profits, and positively impacted credit impairment charges and total operating expenses
●
Total income increased 26% to £2,119m, including the adverse impact of the strengthening of average GBP against USD. NII increased 18% to £1,555m including business growth, repricing initiatives and change in portfolio mix. Net fee, commission and other income increased 53% to £564m driven by gain on sale from the AA portfolio and the Best Egg acquisition

●
Total operating expenses increased 2% to £824m, driven by the acquisitions of Best Egg and the General Motors co-branded cards portfolio (GM Portfolio), business growth, and inflationary headwinds, partially offset by lower partner related expenses, the strengthening of average GBP against USD, and ongoing efficiency savings

●
Credit impairment charges were £713m (H125: £711m), reflecting broadly stable underlying credit performance and the £26m day 1 impact from the Best Egg acquisition. US cards 30 and 90 day arrears rates were 2.9% (H125: 2.8%) and 1.6% (H125: 1.6%) respectively. The USCB total coverage ratio was 11.1% (December 2025: 11.1%)

Balance sheet - 30 June 2026 compared to 31 December 2025
●	Loans and advances to customers at amortised cost were broadly stable at £21.7bn (December 2025: £21.1bn)
●	Deposits at amortised cost increased to £24.7bn (December 2025: £24.2bn), with growth in retail savings which is in line with USCB's strategy to grow core deposits
●	RWAs decreased to £24.3bn (December 2025: £27.4bn), driven by a net £3.2bn reduction relating to the AA portfolio sale and Best Egg acquisition

Head Office	Half year ended			Three months ended
	30.06.26	30.06.25		30.06.26	30.06.25
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	96	288	(67)	149	114	31
Net fee, commission and other income	(18)	(152)	88	(88)	(43)
Total income	78	136	(43)	61	71	(14)
Operating costs	(368)	(382)	4	(163)	(175)	7
UK regulatory levies	-	-		-	-
Litigation and conduct	(108)	(5)		(1)	(2)	50
Total operating expenses	(476)	(387)	(23)	(164)	(177)	7
Other net income	24	9		3	(9)
Loss before impairment	(374)	(242)	(55)	(100)	(115)	13
Credit impairment releases/(charges)	2	(5)		-	(1)
Loss before tax	(372)	(247)	(51)	(100)	(116)	14
Attributable loss	(303)	(238)	(27)	(97)	(114)	15

Performance measures
Average allocated tangible equity (£bn)	6.3	4.6		5.6	5.5

	As at 30.06.26	As at 31.12.25	As at 30.06.25
Balance sheet information	£bn	£bn	£bn
Risk weighted assets	12.7	12.3	12.6
Period end allocated tangible equity	6.5	7.5	5.9

Income statement - H126 compared to H125
●	Loss before tax was £372m (H125: £247m)
●	Total income decreased to £78m (H125: £136m), driven by the impact of the disposal of the German consumer finance business in Q125, and hedge accounting
●	Total operating expenses increased to £476m (H125: £387m), reflecting the £105m increase in the provision for the FCA motor finance redress scheme in Q126

Balance sheet - 30 June 2026 compared to 31 December 2025
●	RWAs increased to £12.7bn (December 2025: £12.3bn) driven by the net impact of the acquisition of the long-term leasehold interest in One Churchill Place

Quarterly Results Summary

Barclays Group
	Q226	Q126	Q425	Q325	Q225	Q125	Q424	Q324
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	3,921	3,737	3,734	3,745	3,505	3,517	3,500	3,308
Net fee, commission and other income	4,417	4,426	3,343	3,422	3,682	4,192	3,464	3,239
Total income	8,338	8,163	7,077	7,167	7,187	7,709	6,964	6,547
Operating costs	(4,514)	(4,359)	(4,379)	(4,254)	(4,149)	(4,258)	(4,244)	(3,954)
UK regulatory levies	-	(84)	(229)	12	-	(96)	(227)	27
Litigation and conduct	(4)	(104)	(50)	(255)	(76)	(11)	(121)	(35)
Total operating expenses	(4,518)	(4,547)	(4,658)	(4,497)	(4,225)	(4,365)	(4,592)	(3,962)
Other net income/(expenses)	3	21	(25)	39	(9)	18	-	21
Profit before impairment	3,823	3,637	2,394	2,709	2,953	3,362	2,372	2,606
Credit impairment charges	(571)	(823)	(535)	(632)	(469)	(643)	(711)	(374)
Profit before tax	3,252	2,814	1,859	2,077	2,484	2,719	1,661	2,232
Tax charges	(731)	(638)	(388)	(365)	(552)	(621)	(448)	(412)
Profit after tax	2,521	2,176	1,471	1,712	1,932	2,098	1,213	1,820
Non-controlling interests	(19)	-	(18)	-	(21)	(2)	(20)	(3)
Other equity instrument holders	(243)	(244)	(258)	(255)	(252)	(232)	(228)	(253)
Attributable profit	2,259	1,932	1,195	1,457	1,659	1,864	965	1,564

Performance measures
Return on average tangible shareholders' equity	16.1%	13.5%	8.5%	10.6%	12.3%	14.0%	7.5%	12.3%
Average tangible shareholders' equity (£bn)	56.1	57.2	56.5	55.1	53.9	53.1	51.5	51.0
Cost: income ratio	54%	56%	66%	63%	59%	57%	66%	61%
Loan loss rate (bps)	51	74	48	57	44	61	66	37
Basic earnings per ordinary share	16.7p	14.1	8.6p	10.4p	11.7p	13.0p	6.7p	10.7p
Basic weighted average number of shares (m)	13,565	13,727	13,883	14,045	14,211	14,314	14,432	14,648
Period end number of shares (m)	13,507	13,737	13,867	13,996	14,180	14,336	14,420	14,571
Period end tangible shareholders' equity (£bn)	57.2	55.6	56.8	54.9	54.5	53.4	51.5	51.1

Balance sheet and capital management1	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	359.3	358.3	352.8	346.4	339.2	338.6	337.9	326.5
Loans and advances to banks at amortised cost	12.0	12.0	8.7	9.4	8.7	9.4	8.3	8.1
Debt securities at amortised cost	73.5	68.3	68.5	70.7	69.9	71.4	68.2	64.6
Loans and advances at amortised cost	444.8	438.6	430.0	426.5	417.8	419.4	414.5	399.2
Loans and advances at amortised cost impairment coverage ratio	1.2%	1.3%	1.2%	1.2%	1.2%	1.2%	1.2%	1.3%
Total assets	1,730.4	1,694.8	1,544.2	1,629.2	1,598.7	1,593.5	1,518.2	1,531.1
Deposits at amortised cost	594.4	587.6	585.6	575.3	564.5	574.3	560.7	542.8
Tangible net asset value per share	423p	405p	409p	392p	384p	372p	357p	351p
Common equity tier 1 ratio	14.3%	14.1%	14.3%	14.1%	14.0%	13.9%	13.6%	13.8%
Common equity tier 1 capital	52.2	51.2	51.1	50.3	49.5	48.8	48.6	47.0
Risk weighted assets	364.8	364.5	356.8	357.4	353.0	351.3	358.1	340.4
UK leverage ratio	4.9%	4.8%	5.1%	4.9%	5.0%	5.0%	5.0%	4.9%
UK leverage exposure	1,345.6	1,321.3	1,247.3	1,285.3	1,259.8	1,252.8	1,206.5	1,197.4

Funding and liquidity
Group liquidity pool (£bn)	346.7	326.1	337.8	332.9	333.7	336.3	296.9	311.7
Liquidity coverage ratio2	157.7%	165.4%	170.0%	174.6%	177.7%	175.3%	172.4%	170.1%
Net stable funding ratio	135.8%	135.4%	135.2%	135.3%	135.6%	136.2%	134.9%	135.6%
Loan: deposit ratio	75%	75%	73%	74%	74%	73%	74%	74%

1	Refer to pages 53 to 58 for further information on how capital, RWAs and leverage are calculated.
2
Represents average of the last 12 spot month end ratios. In June 2025, Barclays implemented a new methodology for calculating net stress outflows related to secured financing transactions in the liquidity coverage ratio (LCR).

Quarterly Results by Business

Barclays UK
	Q226	Q126	Q425	Q325	Q225	Q125	Q4241	Q324
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	2,000	1,986	2,015	1,961	1,855	1,822	1,815	1,666
Net fee, commission and other income	259	272	247	292	264	252	800	280
Total income	2,259	2,258	2,262	2,253	2,119	2,074	2,615	1,946
Operating costs	(1,194)	(1,174)	(1,274)	(1,189)	(1,168)	(1,115)	(1,170)	(1,017)
UK regulatory levies	-	(44)	(41)	(1)	-	(43)	(36)	12
Litigation and conduct	(1)	1	(14)	(8)	(27)	(2)	(9)	(1)
Total operating expenses	(1,195)	(1,217)	(1,329)	(1,198)	(1,195)	(1,160)	(1,215)	(1,006)
Other net income	-	-	-	-	-	-	-	-
Profit before impairment	1,064	1,041	933	1,055	924	914	1,400	940
Credit impairment charges	(160)	(178)	(74)	(102)	(79)	(158)	(283)	(16)
Profit before tax	904	863	859	953	845	756	1,117	924
Attributable profit	623	591	706	647	580	510	781	621

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	220.8	217.8	216.5	213.4	211.2	209.6	207.7	199.3
Customer deposits at amortised cost	245.6	243.9	244.6	241.5	241.3	243.1	244.2	236.3
Loan: deposit ratio	97%	95%	94%	95%	94%	93%	92%	92%
Risk weighted assets	89.0	87.5	85.8	86.7	86.1	85.0	84.5	77.5
Period end allocated tangible equity	12.4	12.0	11.8	11.9	11.8	11.8	11.6	10.7

Performance measures
Return on average allocated tangible equity	20.4%	19.7%	23.8%	21.8%	19.7%	17.4%	28.0%	23.4%
Average allocated tangible equity (£bn)	12.2	12.0	11.9	11.9	11.8	11.7	11.2	10.6
Cost: income ratio	53%	54%	59%	53%	56%	56%	46%	52%
Loan loss rate (bps)	27	31	13	18	14	28	49	3
Net interest margin	3.68%	3.72%	3.72%	3.68%	3.55%	3.55%	3.53%	3.34%

1	Q424 includes the day 1 impacts from the acquisition of Tesco Bank: total Income includes a £556m gain, and credit impairment charges includes a £209m charge.

Analysis of Barclays UK	Q226	Q126	Q425	Q325	Q225	Q125	Q4241	Q324
Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
Retail Banking	1,711	1,725	1,702	1,708	1,599	1,573	2,078	1,433
Business Banking	548	533	560	545	520	501	537	513
Total income	2,259	2,258	2,262	2,253	2,119	2,074	2,615	1,946

Analysis of credit impairment (charges)/releases
Retail Banking	(165)	(179)	(72)	(98)	(59)	(145)	(279)	(12)
Business Banking	5	1	(2)	(4)	(20)	(13)	(4)	(4)
Total credit impairment charges	(160)	(178)	(74)	(102)	(79)	(158)	(283)	(16)

Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Retail Banking	203.1	200.1	198.6	195.2	192.4	190.4	188.0	178.7
Business Banking	17.7	17.7	17.9	18.2	18.8	19.2	19.7	20.6
Total loans and advances to customers at amortised cost	220.8	217.8	216.5	213.4	211.2	209.6	207.7	199.3

Analysis of customer deposits at amortised cost
Retail Banking	194.5	193.1	192.7	189.3	189.3	190.8	191.4	182.9
Business Banking	51.1	50.8	51.9	52.2	52.0	52.3	52.8	53.4
Total customer deposits at amortised cost	245.6	243.9	244.6	241.5	241.3	243.1	244.2	236.3

1	Q424 includes the day 1 impacts from the acquisition of Tesco Bank: total Income includes a £556m gain, and credit impairment charges includes a £209m charge.

Barclays UK Corporate Bank
	Q226	Q126	Q425	Q325	Q225	Q125	Q424	Q324
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	413	394	396	383	359	342	324	309
Net fee, commission and other income	145	136	143	139	160	142	134	136
Total income	558	530	539	522	519	484	458	445
Operating costs	(249)	(239)	(272)	(243)	(240)	(234)	(250)	(229)
UK regulatory levies	-	(15)	(14)	9	-	(24)	(14)	7
Litigation and conduct	-	-	-	-	(39)	-	(1)	-
Total operating expenses	(249)	(254)	(286)	(234)	(279)	(258)	(265)	(222)
Other net income	-	-	-	-	-	-	-	-
Profit before impairment	309	276	253	288	240	226	193	223
Credit impairment charges	(16)	(3)	(1)	(5)	(12)	(19)	(40)	(13)
Profit before tax	293	273	252	283	228	207	153	210
Attributable profit	201	187	168	196	142	142	98	144

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	31.3	30.8	30.0	29.0	27.9	26.7	25.4	24.8
Deposits at amortised cost	89.1	88.0	88.7	86.7	85.3	85.3	83.1	82.3
Risk weighted assets	26.6	27.3	26.5	25.2	25.3	24.2	23.9	22.1
Period end allocated tangible equity	3.7	3.7	3.7	3.4	3.5	3.4	3.3	3.0

Performance measures
Return on average allocated tangible equity	21.3%	19.9%	19.1%	22.8%	16.6%	17.1%	12.3%	18.8%
Average allocated tangible equity (£bn)	3.8	3.8	3.5	3.4	3.4	3.3	3.2	3.1
Cost: income ratio	45%	48%	53%	45%	54%	53%	58%	50%
Loan loss rate (bps)	20	4	1	7	17	28	62	21

Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
Corporate lending	96	89	97	90	90	80	71	67
Transaction banking	462	441	442	432	429	404	387	378
Total income	558	530	539	522	519	484	458	445

Barclays Private Bank and Wealth Management
	Q226	Q126	Q425	Q325	Q225	Q125	Q424	Q324
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	216	204	202	190	203	204	216	189
Net fee, commission and other income	150	143	146	145	145	145	135	137
Total income	366	347	348	335	348	349	351	326
Operating costs	(267)	(254)	(279)	(243)	(238)	(234)	(255)	(222)
UK regulatory levies	-	(3)	(7)	(1)	-	(2)	(7)	1
Litigation and conduct	-	-	(10)	1	-	-	(1)	-
Total operating expenses	(267)	(257)	(296)	(243)	(238)	(236)	(263)	(221)
Other net income	-	-	-	-	-	-	-	-
Profit before impairment	99	90	52	92	110	113	88	105
Credit impairment releases/(charges)	(5)	2	(2)	(1)	2	9	(2)	(7)
Profit before tax	94	92	50	91	112	122	86	98
Attributable profit	75	73	35	72	88	96	63	74

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	14.8	14.7	14.7	14.9	14.5	14.5	14.5	14.0
Deposits at amortised cost	72.7	73.3	72.0	70.6	66.7	73.1	69.5	64.8
Risk weighted assets	8.0	8.2	8.0	7.9	7.9	8.0	7.9	7.3
Period end allocated tangible equity	1.1	1.1	1.1	1.1	1.1	1.1	1.1	1.0
Client assets and liabilities1	230.2	223.8	227.6	221.5	213.4	212.4	208.9	201.5

Performance measures
Return on average allocated tangible equity	26.9%	25.5%	12.6%	26.4%	31.9%	34.5%	23.9%	29.0%
Average allocated tangible equity (£bn)	1.1	1.1	1.1	1.1	1.1	1.1	1.1	1.0
Cost: income ratio	73%	74%	85%	73%	68%	68%	75%	68%
Loan loss rate (bps)	13	(6)	5	3	(5)	(25)	5	19

1	Client assets and liabilities refers to deposits, lending and invested assets.

Barclays Investment Bank
	Q226	Q126	Q425	Q325	Q225	Q125	Q424	Q324
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	411	383	356	347	334	297	284	282
Net trading income	2,271	2,358	1,294	1,581	1,906	2,416	1,262	1,512
Net fee, commission and other income	1,276	1,287	1,142	1,155	1,067	1,160	1,061	1,057
Total income	3,958	4,028	2,792	3,083	3,307	3,873	2,607	2,851
Operating costs	(2,199)	(2,107)	(1,924)	(2,010)	(1,932)	(2,061)	(1,903)	(1,906)
UK regulatory levies	-	(22)	(159)	5	-	(27)	(161)	7
Litigation and conduct	-	2	(8)	(9)	(8)	(3)	(26)	(17)
Total operating expenses	(2,199)	(2,127)	(2,091)	(2,014)	(1,940)	(2,091)	(2,090)	(1,916)
Other net income	-	-	-	-	-	-	-	-
Profit before impairment	1,759	1,901	701	1,069	1,367	1,782	517	935
Credit impairment charges	(44)	(279)	(22)	(144)	(67)	(72)	(46)	(43)
Profit before tax	1,715	1,622	679	925	1,300	1,710	471	892
Attributable profit	1,204	1,111	294	723	876	1,199	247	652

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	70.8	73.6	70.0	68.6	66.8	68.6	69.7	64.5
Loans and advances to banks at amortised cost	11.0	10.0	7.4	7.5	7.1	7.4	6.8	6.7
Debt securities at amortised cost	54.5	52.9	52.9	53.0	52.4	53.1	47.9	44.8
Loans and advances at amortised cost	136.3	136.5	130.3	129.1	126.3	129.1	124.4	116.0
Trading portfolio assets	208.2	189.3	189.5	191.3	186.1	185.5	166.1	185.8
Derivative financial instrument assets	302.6	285.4	251.5	263.8	279.0	253.6	291.6	256.7
Financial assets at fair value through the income statement	209.9	215.6	183.6	222.8	215.2	209.5	190.4	210.8
Cash collateral and settlement balances	182.5	189.2	121.6	152.1	145.0	148.8	111.1	134.7

Deposits at amortised cost	162.3	157.4	156.1	152.8	148.7	148.9	140.5	139.8
Derivative financial instrument liabilities	291.6	272.6	240.6	252.0	265.1	245.1	279.0	249.4

Risk weighted assets	204.1	201.7	196.7	199.1	196.4	195.9	198.8	194.2
Period end allocated tangible equity	30.1	29.6	28.9	29.1	28.7	28.9	29.3	28.4

Performance measures
Return on average allocated tangible equity	16.0%	15.0%	4.0%	10.1%	12.2%	16.2%	3.4%	8.8%
Average allocated tangible equity (£bn)	30.0	29.7	29.6	28.6	28.7	29.6	29.3	29.5
Income over average risk weighted assets	7.7%	8.0%	5.5%	6.3%	6.7%	7.7%	5.2%	5.7%
Cost: income ratio	56%	53%	75%	65%	59%	54%	80%	67%
Loan loss rate (bps)	13	82	7	44	21	23	15	15

Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
FICC	1,471	1,716	1,024	1,256	1,450	1,699	934	1,180
Equities	1,261	1,116	703	689	870	963	604	692
Global Markets	2,732	2,832	1,727	1,945	2,320	2,662	1,538	1,872
Advisory	188	255	214	196	123	143	189	186
Equity capital markets	157	92	56	71	81	70	98	64
Debt capital markets	402	407	336	379	364	431	327	344
Banking Fees and Underwriting	747	754	606	646	568	644	614	594
Corporate lending	37	16	27	68	(4)	156	45	(21)
Transaction banking	442	426	432	424	423	411	410	406
International Corporate Banking	479	442	459	492	419	567	455	385
Investment Banking	1,226	1,196	1,065	1,138	987	1,211	1,069	979
Total income	3,958	4,028	2,792	3,083	3,307	3,873	2,607	2,851

Barclays US Consumer Bank
	Q226	Q126	Q425	Q325	Q225	Q125	Q424	Q324
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	732	823	776	726	640	678	678	647
Net fee, commission, trading and other income	404	160	277	215	183	186	179	144
Total income	1,136	983	1,053	941	823	864	857	791
Operating costs	(442)	(380)	(427)	(407)	(396)	(407)	(433)	(384)
UK regulatory levies	-	-	-	-	-	-	-	-
Litigation and conduct	(2)	-	(5)	-	-	(3)	-	(9)
Total operating expenses	(444)	(380)	(432)	(407)	(396)	(410)	(433)	(393)
Other net income	-	-	-	-	-	-	-	-
Profit before impairment	692	603	621	534	427	454	424	398
Credit impairment charges	(346)	(367)	(431)	(379)	(312)	(399)	(298)	(276)
Profit before tax	346	236	190	155	115	55	126	122
Attributable profit	253	176	144	118	87	41	94	89

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	21.7	21.0	21.1	20.0	18.2	18.8	20.0	23.2
Deposits at amortised cost	24.7	25.0	24.2	23.7	22.5	23.8	23.3	19.4
Risk weighted assets	24.3	27.6	27.4	25.8	24.7	25.6	26.8	23.2
Period end allocated tangible equity	3.4	3.8	3.8	3.5	3.4	3.5	3.7	3.2

Performance measures
Return on average allocated tangible equity1	30.2%	18.8%	15.8%	13.5%	10.2%	4.5%	11.2%	10.9%
Average allocated tangible equity (£bn)	3.3	3.8	3.6	3.5	3.4	3.6	3.4	3.3
Cost: income ratio	39%	39%	41%	43%	48%	47%	51%	50%
Loan loss rate (bps)2	555	491	558	505	456	562	395	411
Net interest margin	13.20%	12.76%	11.63%	11.50%	10.83%	10.53%	10.66%	10.38%

1
Return on average allocated tangible equity, excluding a c.£225m Q226 gain on sale (recorded in Net fee, commission and other income) from the AA portfolio exit, was 10.5% for Q226, as a result of an adjusted attributable profit of £87m.

2	LLR includes held for sale portfolios to remain consistent with the treatment of impairment in Q424 to Q126.

Head Office
	Q226	Q126	Q425	Q325	Q225	Q125	Q424	Q324
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	149	(53)	(11)	138	114	174	183	215
Net fee, commission and other income	(88)	70	94	(105)	(43)	(109)	(107)	(27)
Total income	61	17	83	33	71	65	76	188
Operating costs	(163)	(205)	(203)	(162)	(175)	(207)	(233)	(197)
UK regulatory levies	-	-	(8)	-	-	-	(9)	-
Litigation and conduct	(1)	(107)	(13)	(239)	(2)	(3)	(84)	(7)
Total operating expenses	(164)	(312)	(224)	(401)	(177)	(210)	(326)	(204)
Other net income/(expenses)	3	21	(25)	39	(9)	18	-	21
(Loss)/profit before impairment	(100)	(274)	(166)	(329)	(115)	(127)	(250)	5
Credit impairment releases/(charges)	-	2	(5)	(1)	(1)	(4)	(42)	(19)
Loss before tax	(100)	(272)	(171)	(330)	(116)	(131)	(292)	(14)
Attributable loss	(97)	(206)	(152)	(299)	(114)	(124)	(318)	(16)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Risk weighted assets	12.7	12.3	12.3	12.7	12.6	12.7	16.2	16.1
Period end allocated tangible equity	6.5	5.4	7.5	5.8	5.9	4.7	2.4	4.9

Performance measures
Average allocated tangible equity (£bn)	5.6	6.8	6.7	6.6	5.5	3.8	3.4	3.5

Performance Management

Margins and balances
	Half year ended 30.06.26			Half year ended 30.06.25
	Net interest income	Average customer assets	Net interest margin	Net interest income	Average customer assets	Net interest margin
	£m	£m	%	£m	£m	%
Barclays UK	3,986	217,201	3.70	3,677	208,977	3.55
Barclays UK Corporate Bank	807	29,070	5.60	701	25,044	5.64
Barclays Private Bank and Wealth Management	420	14,979	5.65	407	14,701	5.58
Barclays US Consumer Bank	1,555	24,203	12.96	1,318	24,897	10.68
Group excluding IB and Head Office	6,768	285,453	4.78	6,103	273,619	4.50
Barclays Investment Bank	794			631
Head Office	96			288
Barclays Group Net interest income	7,658			7,022

The Group excluding IB and Head Office net interest margin increased by 28bps from 4.50% in H125 to 4.78% in H126 due to Group structural hedge income, partner reward updates and changes in portfolio mix in USCB.

Quarterly analysis
	Q226	Q126	Q425	Q325	Q225
Net interest income	£m	£m	£m	£m	£m
Barclays UK	2,000	1,986	2,015	1,961	1,855
Barclays UK Corporate Bank	413	394	396	383	359
Barclays Private Bank and Wealth Management	216	204	202	190	203
Barclays US Consumer Bank	732	823	776	726	640
Group excluding IB and Head Office	3,361	3,407	3,389	3,260	3,057

Average customer assets	£m	£m	£m	£m	£m
Barclays UK	217,778	216,623	214,770	211,384	209,649
Barclays UK Corporate Bank	29,603	28,536	27,841	26,645	25,478
Barclays Private Bank and Wealth Management	14,936	15,022	15,105	14,802	14,729
Barclays US Consumer Bank	22,247	26,163	26,470	25,037	23,713
Group excluding IB and Head Office	284,564	286,344	284,186	277,868	273,569

Net interest margin	%	%	%	%	%
Barclays UK	3.68	3.72	3.72	3.68	3.55
Barclays UK Corporate Bank	5.60	5.60	5.64	5.70	5.65
Barclays Private Bank and Wealth Management	5.80	5.51	5.31	5.09	5.53
Barclays US Consumer Bank	13.20	12.76	11.63	11.50	10.83
Group excluding IB and Head Office	4.74	4.83	4.73	4.65	4.48

Structural hedge

The Group employs a structural hedge programme designed to stabilise NIM on fixed rate non-maturity balance sheet items that are behaviourally stable. As interest rates move, such balances would otherwise drive material income volatility where there is a re-pricing mismatch with floating rate assets.

The structural hedge predominantly covers non-interest-bearing current accounts and the fixed portion of instant access savings accounts as well as equity, which are invested into either floating rate customer assets or balances at central banks, creating an exposure to changes in interest rates. The structural hedge is executed primarily via a portfolio of receive-fixed, pay variable interest rate swaps, with an amortising structure so that a small portion matures and is reinvested each month at prevailing market rates. The pay-floating leg of the interest rate swaps nets down a proportion of the receive-floating income from the customer assets, leaving a receive-fixed income stream from the structural hedge.

The purpose of the structural hedge is to smooth the Group NII through time. The floating leg of the swap will re-price immediately, whereas the fixed rate yield on the portfolio reprices gradually, as a portion of the swap portfolio matures and the roll is re-invested onto new market rates.

When interest rates are higher than our structural hedge yield, the pay-floating rate will typically be higher than our average receive-fixed rate. In this scenario, when viewed in isolation, the structural hedge will be a net drag to Group NII. When floating rates are lower than our structural hedge yield, the hedge in isolation will be a net benefit.

Since the receive-fixed swaps are booked for a specific term, an element of NII is 'locked in'. The income stabilising feature of the structural hedge provides greater net interest income certainty through the interest rate cycle.

The structural hedge is one component of a larger portfolio of interest rate risk management activities that includes non-structural hedging (e.g. pay-fixed and receive-variable flows for asset hedging), and other offsetting flows. The net risk of these positions is executed externally through interest rate swaps and managed for accounting risk (i.e. income volatility arising from the accounting mismatch of swaps at fair value through profit and loss and underlying hedged items at amortised cost) within the cash flow hedging reserve.

Overall the Group has external derivatives designated as cash flow hedges that hedge interest rate risk with a notional of £121.0bn (December 2025: £114.6bn) which reflects the structural hedge derivatives notional of £239.8bn (December 2025: £236.1bn) netted with non-structural hedging positions of £118.8bn (December 2025: £121.5bn). The majority of these interest rate swaps are cleared with Central Clearing Counterparties and margined daily with an average structural hedge duration of c3.5 years.

Gross structural hedge contributions in H126 were £3,456m (H125: £2,778m). Gross structural hedge contributions primarily represent the absolute interest income earned on the fixed legs of the swaps in the structural hedge as the floating leg is offset by the base rate funding of the deposits.

Risk Management

Risk management and principal risks

The roles and responsibilities across the Group, including Risk and Compliance, in the management of risk are defined in the Enterprise Risk Management Framework (ERMF). The purpose of the ERMF is to identify the principal risks of the Group, the process by which the Group sets its appetite for these risks in its business activities, and the consequent limits which it places on related risk taking.

The ERMF identifies ten principal risks: climate risk, credit risk, market risk, treasury and capital risk, operational risk, model risk, compliance risk, financial crime risk, reputation risk and legal risk. Further detail on these principal risks and material existing and emerging risks and how such risks are managed is available in the Barclays PLC Annual Report 2025, which can be accessed at home.barclays/annualreport. There have been no significant changes to these principal risks or previously identified material existing and emerging risks in the period and these risks are expected to be relevant for the remaining six months of this year.

The following sections give an overview of credit risk, market risk, and treasury and capital risk for the period.

Credit Risk

Loans and advances at amortised cost by geography

Total loans and advances at amortised cost in the credit risk section includes loans and advances at amortised cost to banks and loans and advances at amortised cost to customers.

The table below presents a product and geographical breakdown of loans and advances at amortised cost and the impairment allowance by stage; and includes purchased or originated credit-impaired (POCI) balances. POCI balances represent a fixed pool of assets purchased at a deep discount to face value reflecting credit losses incurred from the point of origination to date of acquisition. The table also presents stage allocation of debt securities and off-balance sheet loan commitments and financial guarantee contracts.

The impairment allowance under IFRS 9 considers both the drawn and the undrawn counterparty exposure. For retail portfolios, the total impairment allowance is allocated to gross loans and advances to the extent allowance does not exceed the drawn exposure and any excess is reported on the liabilities side of the balance sheet as a provision. For wholesale portfolios, impairment allowance on undrawn exposure is reported on the liability side of the balance sheet as a provision.

	Gross exposure					Impairment allowance
	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total
As at 30.06.26	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	163,971	13,869	1,765	-	179,605	16	20	61	-	97
Retail credit cards	15,067	2,085	303	13	17,468	170	430	189	-	789
Retail other	9,683	1,597	352	8	11,640	103	184	218	-	505
Corporate loans1	56,110	6,500	1,628	-	64,238	104	180	638	-	922
Total UK	244,831	24,051	4,048	21	272,951	393	814	1,106	-	2,313
Retail mortgages	1,661	231	172	-	2,064	3	1	26	-	30
Retail credit cards	19,041	2,780	1,814	-	23,635	412	785	1,450	-	2,647
Retail other	2,614	444	73	-	3,131	7	6	18	-	31
Corporate loans	69,582	3,888	1,566	-	75,036	85	135	275	-	495
Total Rest of the World	92,898	7,343	3,625	-	103,866	507	927	1,769	-	3,203
Total loans and advances at amortised cost	337,729	31,394	7,673	21	376,817	900	1,741	2,875	-	5,516
Debt securities at amortised cost	72,362	1,177	-	-	73,539	11	9	-	-	20
Total loans and advances at amortised cost including debt securities	410,091	32,571	7,673	21	450,356	911	1,750	2,875	-	5,536
Off-balance sheet loan commitments and financial guarantee contracts2	407,202	16,150	838	5	424,195	158	238	37	-	433
Total3,4	817,293	48,721	8,511	26	874,551	1,069	1,988	2,912	-	5,969

	Net exposure					Coverage ratio
	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total
As at 30.06.26	£m	£m	£m	£m	£m	%	%	%	%	%
Retail mortgages	163,955	13,849	1,704	-	179,508	-	0.1	3.5	-	0.1
Retail credit cards	14,897	1,655	114	13	16,679	1.1	20.6	62.4	-	4.5
Retail other	9,580	1,413	134	8	11,135	1.1	11.5	61.9	-	4.3
Corporate loans1	56,006	6,320	990	-	63,316	0.2	2.8	39.2	-	1.4
Total UK	244,438	23,237	2,942	21	270,638	0.2	3.4	27.3	-	0.8
Retail mortgages	1,658	230	146	-	2,034	0.2	0.4	15.1	-	1.5
Retail credit cards	18,629	1,995	364	-	20,988	2.2	28.2	79.9	-	11.2
Retail other	2,607	438	55	-	3,100	0.3	1.4	24.7	-	1.0
Corporate loans	69,497	3,753	1,291	-	74,541	0.1	3.5	17.6	-	0.7
Total Rest of the World	92,391	6,416	1,856	-	100,663	0.5	12.6	48.8	-	3.1
Total loans and advances at amortised cost	336,829	29,653	4,798	21	371,301	0.3	5.5	37.5	-	1.5
Debt securities at amortised cost	72,351	1,168	-	-	73,519	-	0.8	-	-	-
Total loans and advances at amortised cost including debt securities	409,180	30,821	4,798	21	444,820	0.2	5.4	37.5	-	1.2
Off-balance sheet loan commitments and financial guarantee contracts2	407,044	15,912	801	5	423,762	-	1.5	4.4	-	0.1
Total3,4	816,224	46,733	5,599	26	868,582	0.1	4.1	34.2	-	0.7

1
Includes Business Banking, which has a gross exposure of £12.4bn and an impairment allowance of £301m. This comprises £47m impairment allowance on £9.7bn Stage 1 exposure, £47m on £2.0bn Stage 2 exposure and £207m on £0.7bn Stage 3 exposure. Excluding this, total coverage for corporate loans in UK is 1.2%.

2	Excludes loan commitments and financial guarantees of £32.3bn carried at fair value.
3
Excludes other financial assets subject to impairment comprising of cash collateral and settlement balances, reverse repurchase agreements and other similar secured lending, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £286.4bn and an impairment allowance of £151m. This comprises £17m impairment allowance on £285.5bn Stage 1 exposure, £10m on £0.8bn Stage 2 exposure and £124m on £127m Stage 3 exposure.

4	The annualised loan loss rate is 62bps after applying the total impairment charges of £1,394m.

	Gross exposure					Impairment allowance
	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total
As at 31.12.25	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	159,825	13,757	1,836	-	175,418	15	16	60	-	91
Retail credit cards	14,922	1,943	279	24	17,168	171	398	174	-	743
Retail other	9,867	1,512	286	15	11,680	98	178	214	-	490
Corporate loans1	54,182	6,936	1,392	-	62,510	125	180	422	-	727
Total UK	238,796	24,148	3,793	39	266,776	409	772	870	-	2,051
Retail mortgages	1,829	72	131	-	2,032	2	-	24	-	26
Retail credit cards	18,801	2,536	1,776	-	23,113	395	796	1,395	-	2,586
Retail other	2,482	206	63	-	2,751	3	5	19	-	27
Corporate loans	66,671	3,702	1,767	-	72,140	82	135	382	-	599
Total Rest of the World	89,783	6,516	3,737	-	100,036	482	936	1,820	-	3,238
Total loans and advances at amortised cost	328,579	30,664	7,530	39	366,812	891	1,708	2,690	-	5,289
Debt securities at amortised cost	68,126	371	-	-	68,497	13	9	-	-	22
Total loans and advances at amortised cost including debt securities	396,705	31,035	7,530	39	435,309	904	1,717	2,690	-	5,311
Off-balance sheet loan commitments and financial guarantee contracts2	410,493	16,473	812	5	427,783	144	240	32	-	416
Total3,4	807,198	47,508	8,342	44	863,092	1,048	1,957	2,722	-	5,727

	Net exposure					Coverage ratio
	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total
As at 31.12.25	£m	£m	£m	£m	£m	%	%	%	%	%
Retail mortgages	159,810	13,741	1,776	-	175,327	-	0.1	3.3	-	0.1
Retail credit cards	14,751	1,545	105	24	16,425	1.1	20.5	62.4	-	4.3
Retail other	9,769	1,334	72	15	11,190	1.0	11.8	74.8	-	4.2
Corporate loans1	54,057	6,756	970	-	61,783	0.2	2.6	30.3	-	1.2
Total UK	238,387	23,376	2,923	39	264,725	0.2	3.2	22.9	-	0.8
Retail mortgages	1,827	72	107	-	2,006	0.1	-	18.3	-	1.3
Retail credit cards	18,406	1,740	381	-	20,527	2.1	31.4	78.5	-	11.2
Retail other	2,479	201	44	-	2,724	0.1	2.4	30.2	-	1.0
Corporate loans	66,589	3,567	1,385	-	71,541	0.1	3.6	21.6	-	0.8
Total Rest of the World	89,301	5,580	1,917	-	96,798	0.5	14.4	48.7	-	3.2
Total loans and advances at amortised cost	327,688	28,956	4,840	39	361,523	0.3	5.6	35.7	-	1.4
Debt securities at amortised cost	68,113	362	-	-	68,475	-	2.4	-	-	-
Total loans and advances at amortised cost including debt securities	395,801	29,318	4,840	39	429,998	0.2	5.5	35.7	-	1.2
Off-balance sheet loan commitments and financial guarantee contracts2	410,349	16,233	780	5	427,367	-	1.5	3.9	-	0.1
Total3,4	806,150	45,551	5,620	44	857,365	0.1	4.1	32.6	-	0.7

1
Includes Business Banking, which has a gross exposure of £12.4bn and an impairment allowance of £326m. This comprises £62m impairment allowance on £9.3bn Stage 1 exposure, £50m on £2.3bn Stage 2 exposure and £214m on £0.8bn Stage 3 exposure. Excluding this, total coverage for corporate loans in UK is 0.8%.

2	Excludes loan commitments and financial guarantees of £22.2bn carried at fair value and includes exposure relating to financial assets classified as assets held for sale.
3
Excludes other financial assets subject to impairment comprising of cash collateral and settlement balances, reverse repurchase agreements and other similar secured lending, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £224.1bn and an impairment allowance of £150m. This comprises £18m impairment allowance on £222.4bn Stage 1 exposure, £8m on £1.6bn Stage 2 exposure and £124m on £127m Stage 3 exposure.

4	The annualised loan loss rate is 52bps after applying the total impairment charges of £2,279m.

Loans and advances at amortised cost by product

The table below presents loans and advances at amortised cost by product and stage, including Stage 2 past due balances.

		Stage 2
As at 30.06.26	Stage 1	Not past due	<=30 days past due	>30 days past due	Total	Stage 3 excluding POCI	Stage 3 POCI	Total
Gross exposure	£m	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	165,632	11,391	2,031	678	14,100	1,937	-	181,669
Retail credit cards	34,108	4,258	332	275	4,865	2,117	13	41,103
Retail other	12,297	1,711	186	144	2,041	425	8	14,771
Corporate loans	125,692	10,144	92	152	10,388	3,194	-	139,274
Total	337,729	27,504	2,641	1,249	31,394	7,673	21	376,817

Impairment allowance
Retail mortgages	19	14	5	2	21	87	-	127
Retail credit cards	582	896	140	179	1,215	1,639	-	3,436
Retail other	110	122	32	36	190	236	-	536
Corporate loans	189	297	10	8	315	913	-	1,417
Total	900	1,329	187	225	1,741	2,875	-	5,516

Net exposure
Retail mortgages	165,613	11,377	2,026	676	14,079	1,850	-	181,542
Retail credit cards	33,526	3,362	192	96	3,650	478	13	37,667
Retail other	12,187	1,589	154	108	1,851	189	8	14,235
Corporate loans	125,503	9,847	82	144	10,073	2,281	-	137,857
Total	336,829	26,175	2,454	1,024	29,653	4,798	21	371,301

Coverage ratio	%	%	%	%	%	%	%	%
Retail mortgages	-	0.1	0.2	0.3	0.1	4.5	-	0.1
Retail credit cards	1.7	21.0	42.2	65.1	25.0	77.4	-	8.4
Retail other	0.9	7.1	17.2	25.0	9.3	55.5	-	3.6
Corporate loans	0.2	2.9	10.9	5.3	3.0	28.6	-	1.0
Total	0.3	4.8	7.1	18.0	5.5	37.5	-	1.5
As at 31.12.25
Gross exposure	£m	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	161,654	11,072	2,033	724	13,829	1,967	-	177,450
Retail credit cards	33,723	3,832	317	330	4,479	2,055	24	40,281
Retail other	12,349	1,398	207	113	1,718	349	15	14,431
Corporate loans	120,853	10,409	71	158	10,638	3,159	-	134,650
Total	328,579	26,711	2,628	1,325	30,664	7,530	39	366,812

Impairment allowance
Retail mortgages	17	9	4	3	16	84	-	117
Retail credit cards	566	840	138	216	1,194	1,569	-	3,329
Retail other	101	126	28	29	183	233	-	517
Corporate loans	207	298	7	10	315	804	-	1,326
Total	891	1,273	177	258	1,708	2,690	-	5,289

Net exposure
Retail mortgages	161,637	11,063	2,029	721	13,813	1,883	-	177,333
Retail credit cards	33,157	2,992	179	114	3,285	486	24	36,952
Retail other	12,248	1,272	179	84	1,535	116	15	13,914
Corporate loans	120,646	10,111	64	148	10,323	2,355	-	133,324
Total	327,688	25,438	2,451	1,067	28,956	4,840	39	361,523

Coverage ratio	%	%	%	%	%	%	%	%
Retail mortgages	-	0.1	0.2	0.4	0.1	4.3	-	0.1
Retail credit cards	1.7	21.9	43.5	65.5	26.7	76.4	-	8.3
Retail other	0.8	9.0	13.5	25.7	10.7	66.8	-	3.6
Corporate loans	0.2	2.9	9.9	6.3	3.0	25.5	-	1.0
Total	0.3	4.8	6.7	19.5	5.6	35.7	-	1.4

Movement in gross exposures and impairment allowance including provisions for loan commitments and financial guarantees

The following tables present a reconciliation of the opening to the closing balance of the gross exposure and impairment allowance.

Transfers between stages in the tables have been reflected as if they had taken place at the beginning of the period. 'Net drawdowns, repayments, net re-measurement and movements due to exposure and risk parameter changes' includes additional drawdowns and partial repayments from existing facilities. Additionally, the tables below do not include other financial assets subject to impairment such as debt securities at amortised cost, reverse repurchase agreements and other similar secured lending, cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets.

The movements in gross exposures and expected credit losses (ECL) are measured over a six-month period.

Loans and advances at amortised cost
	Stage 1		Stage 2		Stage 3 excluding POCI		Stage 3 POCI		Total
	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL
Retail mortgages	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
As at 01.01.26	161,654	17	13,829	16	1,967	84	-	-	177,450	117
Transfers from Stage 1 to Stage 2	(5,412)	(1)	5,412	1	-	-	-	-	-	-
Transfers from Stage 2 to Stage 1	3,648	3	(3,648)	(3)	-	-	-	-	-	-
Transfers to Stage 3	(197)	-	(300)	(1)	497	1	-	-	-	-
Transfers from Stage 3	27	-	74	1	(101)	(1)	-	-	-	-
Business activity in the period	17,491	3	213	-	-	-	-	-	17,704	3
Refinements to models used for calculation	-	(2)	-	-	-	1	-	-	-	(1)
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	(3,815)	-	(300)	9	(53)	16	-	-	(4,168)	25
Final repayments	(7,385)	(1)	(760)	(1)	(210)	(7)	-	-	(8,355)	(9)
Disposals1	(379)	-	(420)	(1)	(158)	(2)	-	-	(957)	(3)
Write-offs	-	-	-	-	(5)	(5)	-	-	(5)	(5)
As at 30.06.26	165,632	19	14,100	21	1,937	87	-	-	181,669	127

Retail credit cards
As at 01.01.26	33,723	566	4,479	1,194	2,055	1,569	24	-	40,281	3,329
Transfers from Stage 1 to Stage 2	(2,169)	(63)	2,169	63	-	-	-	-	-	-
Transfers from Stage 2 to Stage 1	1,519	343	(1,519)	(343)	-	-	-	-	-	-
Transfers to Stage 3	(331)	(15)	(708)	(325)	1,039	340	-	-	-	-
Transfers from Stage 3	16	10	13	6	(29)	(16)	-	-	-	-
Business activity in the period2	2,163	60	164	41	3	2	-	-	2,330	103
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	(708)	(314)	313	593	(31)	599	(11)	-	(437)	878
Final repayments	(105)	(5)	(46)	(14)	(55)	(46)	-	-	(206)	(65)
Disposals1	-	-	-	-	(250)	(194)	-	-	(250)	(194)
Write-offs	-	-	-	-	(615)	(615)	-	-	(615)	(615)
As at 30.06.26	34,108	582	4,865	1,215	2,117	1,639	13	-	41,103	3,436

1
The £957m of gross disposals reported within Retail mortgages relate to the transfer of facilities to a non-consolidated SPV for the purpose of securitisation. The £250m of gross disposals reported within Retail credit cards relate to debt sales undertaken during the period.

2	Business activity in the period reported within Retail credit cards includes £101m related to the acquisition of Best Egg within USCB.

Loans and advances at amortised cost
	Stage 1		Stage 2		Stage 3 excluding POCI		Stage 3 POCI		Total
	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL
Retail other	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
As at 01.01.26	12,349	101	1,718	183	349	233	15	-	14,431	517
Transfers from Stage 1 to Stage 2	(917)	(8)	917	8	-	-	-	-	-	-
Transfers from Stage 2 to Stage 1	538	46	(538)	(46)	-	-	-	-	-	-
Transfers to Stage 3	(124)	(1)	(121)	(27)	245	28	-	-	-	-
Transfers from Stage 3	1	-	9	3	(10)	(3)	-	-	-	-
Business activity in the period1	3,101	27	238	27	8	4	-	-	3,347	58
Refinements to models used for calculation	-	(2)	-	-	-	-	-	-	-	(2)
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	(845)	(43)	143	49	44	101	(7)	-	(665)	107
Final repayments	(1,806)	(10)	(325)	(7)	(88)	(9)	-	-	(2,219)	(26)
Disposals2	-	-	-	-	(21)	(16)	-	-	(21)	(16)
Write-offs	-	-	-	-	(102)	(102)	-	-	(102)	(102)
As at 30.06.26	12,297	110	2,041	190	425	236	8	-	14,771	536

Corporate loans
As at 01.01.26	120,853	207	10,638	315	3,159	804	-	-	134,650	1,326
Transfers from Stage 1 to Stage 2	(2,679)	(14)	2,679	14	-	-	-	-	-	-
Transfers from Stage 2 to Stage 1	2,186	37	(2,186)	(37)	-	-	-	-	-	-
Transfers to Stage 3	(698)	(1)	(294)	(19)	992	20	-	-	-	-
Transfers from Stage 3	157	6	124	12	(281)	(18)	-	-	-	-
Business activity in the period	21,366	23	214	11	44	11	-	-	21,624	45
Refinements to models used for calculation	-	(2)	-	1	-	1	-	-	-	-
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	1,609	(49)	204	44	(262)	438	-	-	1,551	433
Final repayments	(17,047)	(17)	(991)	(26)	(124)	(9)	-	-	(18,162)	(52)
Disposals2	(55)	(1)	-	-	-	-	-	-	(55)	(1)
Write-offs	-	-	-	-	(334)	(334)	-	-	(334)	(334)
As at 30.06.26	125,692	189	10,388	315	3,194	913	-	-	139,274	1,417

1	Business activity in the period reported within Retail other includes £122m related to the acquisition of Best Egg within USCB.
2	The £21m of gross disposals reported within Retail other and £55m of gross disposals reported within Corporate loans relate to debt sales undertaken during the period.

Reconciliation of ECL movement to impairment charges for the period
	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total
	£m	£m	£m	£m	£m
Retail mortgages	2	6	10	-	18
Retail credit cards	16	21	879	-	916
Retail other	9	7	121	-	137
Corporate loans	(17)	-	443	-	426
ECL movements excluding disposals and write-offs1	10	34	1,453	-	1,497
ECL movement on loan commitments and other financial guarantees	14	(2)	5	-	17
ECL movement on other financial assets	(1)	2	-	-	1
ECL movement on debt securities at amortised cost	(2)	-	-	-	(2)
Recoveries and reimbursements2	(13)	(11)	(84)	-	(108)
ECL charge on assets held for sale3					50
Total exchange and other adjustments					(61)
Total income statement charges for the period					1,394

1
In H126, gross write-offs amounted to £1,056m (H125: £747m) and cash recoveries on previously written off accounts were £66m (H125: £43m). Net write-offs, representing gross write-offs less recoveries, amounted to £990m (H125: £704m).

2
Recoveries and reimbursements comprised of £66m (H125: £43m) of cash recoveries on previously written off accounts and £42m (H125: £58m) of reimbursements expected to be received under financial guarantee contracts with third parties.

3	The ECL charges on assets held for sale relates to the AA portfolio within USCB, the sale of which was completed in April 2026.

Loan commitments and financial guarantees1
	Stage 1		Stage 2		Stage 3 excluding POCI		Stage 3 POCI		Total
	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL
Retail mortgages	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
As at 01.01.26	11,755	-	125	-	-	-	-	-	11,880	-
Net transfers between stages	(41)	-	39	-	2	-	-	-	-	-
Business activity in the period	12,144	-	-	-	-	-	-	-	12,144	-
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	(8,966)	-	(10)	-	(1)	-	-	-	(8,977)	-
Limit management and final repayments	(163)	-	(12)	-	-	-	-	-	(175)	-
As at 30.06.26	14,729	-	142	-	1	-	-	-	14,872	-
Retail credit cards
As at 01.01.26	163,724	52	2,330	3	94	-	5	-	166,153	55
Net transfers between stages	(1,663)	7	1,567	(7)	96	-	-	-	-	-
Business activity in the period	8,181	14	105	1	-	-	-	-	8,286	15
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	2,870	(6)	(1,243)	9	(94)	-	-	-	1,533	3
Limit management and final repayments	(4,996)	(4)	(62)	(3)	(9)	-	-	-	(5,067)	(7)
Disposals2	(23,511)	-	(146)	-	-	-	-	-	(23,657)	-
As at 30.06.26	144,605	63	2,551	3	87	-	5	-	147,248	66
Retail other
As at 01.01.26	7,116	1	413	-	19	-	-	-	7,548	1
Net transfers between stages	24	-	(34)	-	10	-	-	-	-	-
Business activity in the period	450	-	-	-	-	-	-	-	450	-
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	228	-	(3)	-	(5)	-	-	-	220	-
Limit management and final repayments	(598)	-	(4)	-	-	-	-	-	(602)	-
As at 30.06.26	7,220	1	372	-	24	-	-	-	7,616	1
Corporate loans
As at 01.01.26	227,898	91	13,605	237	699	32	-	-	242,202	360
Net transfers between stages	(573)	4	498	(4)	75	-	-	-	-	-
Business activity in the period	33,307	15	720	27	5	-	-	-	34,032	42
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	11,720	(3)	(157)	8	36	6	-	-	11,599	11
Limit management and final repayments	(31,618)	(13)	(1,516)	(33)	(89)	(1)	-	-	(33,223)	(47)
Disposals2	(86)	-	(65)	-	-	-	-	-	(151)	-
As at 30.06.26	240,648	94	13,085	235	726	37	-	-	254,459	366

1	Loan commitments reported also include exposure relating to financial assets classified as held for sale.
2	The gross disposals within Retail credit cards and Corporate loans reflect the sale of the AA portfolio within USCB, which was completed in April 2026.

Management adjustments to models for impairment

Management adjustments to impairment models are applied in order to factor in certain conditions or changes in policy that are not fully incorporated into the impairment models, or to reflect additional facts and circumstances at the period end. Management adjustments are reviewed and incorporated into future model development where applicable.

Management adjustments are captured through "Economic uncertainty" and "Other" adjustments, and are presented by product and geography below:

Management adjustments to models for impairment allowance presented by product and geography
	Impairment allowance pre management adjustments1	Economic uncertainty adjustments	Other adjustments	Management adjustments2	Total impairment allowance3	Proportion of Management adjustments to total impairment allowance
		(a)	(b)	(a+b)
As at 30.06.26	£m	£m	£m	£m	£m	%
Retail mortgages	93	-	4	4	97	4.1
Retail credit cards	812	-	-	-	812	-
Retail other	409	-	97	97	506	19.2
Corporate loans	936	17	49	66	1,002	6.6
Total UK	2,250	17	150	167	2,417	6.9
Retail mortgages	30	-	-	-	30	-
Retail credit cards	2,635	-	55	55	2,690	2.0
Retail other	29	-	2	2	31	6.5
Corporate loans	718	57	6	63	781	8.1
Total Rest of the World	3,412	57	63	120	3,532	3.4
Total	5,662	74	213	287	5,949	4.8
Debt securities at amortised cost	18	2	-	2	20	10.0
Total including debt securities at amortised cost	5,680	76	213	289	5,969	4.8

As at 31.12.25	£m	£m	£m	£m	£m	%
Retail mortgages	76	-	15	15	91	16.5
Retail credit cards	761	-	-	-	761	-
Retail other	406	-	85	85	491	17.3
Corporate loans	714	39	53	92	806	11.4
Total UK	1,957	39	153	192	2,149	8.9
Retail mortgages	25	-	1	1	26	3.8
Retail credit cards	2,505	31	87	118	2,623	4.5
Retail other	27	-	-	-	27	-
Corporate loans	823	44	13	57	880	6.5
Total Rest of the World	3,380	75	101	176	3,556	4.9
Total	5,337	114	254	368	5,705	6.5
Debt securities at amortised cost	21	1	-	1	22	4.5
Total including debt securities at amortised cost	5,358	115	254	369	5,727	6.4

1
Includes £4.3bn (December 2025: £4.3bn) of modelled ECL, £0.9bn (December 2025: £0.7bn) of individually assessed impairments, £nil (December 2025: £(0.2)bn) of ECL from the AA portfolio within USCB, the sale of which was completed in April 2026 and £0.5bn (December 2025: £0.6bn) of ECL from benchmarked exposures and debt securities.

2
Management adjustments related to other financial assets subject to impairment excluded in the table above include cash collateral and settlement balances £1m (December 2025: £1m) and reverse repurchase agreements and other similar secured lending £1m (December 2025: £1m) within the IB portfolio.

3	Total impairment allowance consists of ECL stock on drawn and undrawn exposures.

Economic uncertainty adjustments presented by stage
	Stage 1	Stage 2	Stage 3	Total
As at 30.06.26	£m	£m	£m	£m
Retail mortgages	-	-	-	-
Retail credit cards	-	-	-	-
Retail other	-	-	-	-
Corporate loans	9	7	1	17
Total UK	9	7	1	17
Retail mortgages	-	-	-	-
Retail credit cards	-	-	-	-
Retail other	-	-	-	-
Corporate loans	16	41	-	57
Total Rest of the World	16	41	-	57
Total	25	48	1	74
Debt securities at amortised cost	1	1	-	2
Total including debt securities at amortised cost	26	49	1	76
As at 31.12.25	£m	£m	£m	£m
Retail mortgages	-	-	-	-
Retail credit cards	-	-	-	-
Retail other	-	-	-	-
Corporate loans	23	10	6	39
Total UK	23	10	6	39
Retail mortgages	-	-	-	-
Retail credit cards	-	31	-	31
Retail other	-	-	-	-
Corporate loans	13	31	-	44
Total Rest of the World	13	62	-	75
Total	36	72	6	114
Debt securities at amortised cost	1	-	-	1
Total including debt securities at amortised cost	37	72	6	115

Economic uncertainty adjustments

Economic uncertainty adjustments result from the identification of customers and clients who may be more vulnerable to economic instability and are applied at a portfolio level.

Economic uncertainty adjustments have decreased from last year, informed by the retirement of tariff-related adjustments of £81m driven by the lack of tariff-driven credit deterioration and losses. However, geopolitical uncertainty persists and is reflected through an adjustment of £66m to capture increased downside risk, as any potential impact on corporate earnings is expected to lag.

Total economic uncertainty adjustments as at 30 June 2026 are £76m (December 2025: £115m) and include:

●	Retail credit cards (ROW) £nil (December 2025: £31m): The previously held tariff-related adjustment was retired following the lack of tariff-driven credit deterioration and losses
●
Corporate loans (UK) £17m (December 2025: £39m): This adjustment reflects potential cross-default risk on Barclays' lending in respect of clients who have taken out Bounce Back Loans and an adjustment to capture increased downside risk, amid ongoing geopolitical uncertainty. The reduction reflects the partial release of the cross-default risk adjustment, supported by resilient borrower behaviour

●
Corporate loans (ROW) £57m (December 2025: £44m): The previously held tariff-related adjustment was retired due to the lack of tariff-driven credit deterioration and losses. However, geopolitical uncertainty persists and is reflected through an adjustment to capture increased downside risk, as any potential impact on corporate earnings is expected to lag

Other adjustments
Other adjustments are operational and remain in place until incorporated into the underlying models. These adjustments result from data limitations and model performance related issues identified through model monitoring and other established governance processes.

Total other adjustments as at 30 June 2026 are £213m (December 2025: £254m) and include:
●	Retail mortgages (UK) £4m (December 2025: £15m): The movement reflects the retirement of operational adjustments following updates to the Private Banking impairment models
●
Retail credit cards (ROW) £55m (December 2025: £87m): This adjustment reflects provisioning for the Best Egg acquisition during the period and the annual update to the high-risk account management (HRAM) framework within the USCB portfolio. The previously held adjustment relating to the acquisition of the GM consumer cards portfolio was retired following model implementation

●
Retail other (UK) £97m (December 2025: £85m) and Corporate loans (UK) £49m (December 2025: £53m): These include adjustments for the definition of default (DOD) criteria under the Capital Requirements Regulation and model monitoring outcomes and have remained broadly stable compared to year-end

●	Corporate loans (ROW) £6m (December 2025: £13m): This adjustment reflects operational adjustments within the GM business cards portfolio

Measurement uncertainty

Scenarios used to calculate the Group's modelled ECL charge were refreshed in Q226, with the Baseline scenario reflecting the latest consensus macroeconomic forecasts available at the time of the scenario refresh. The Baseline scenario continues to reflect the volatile trade policies of the US administration and ongoing geopolitical uncertainty but with a more pronounced inflationary backdrop. Global growth slows modestly as higher US tariffs, retaliatory measures and persistent uncertainty disrupt trade flows, dampen business confidence, and weigh on investment, though domestic demand in advanced economies remains relatively resilient. UK and US GDP growth in 2026 is expected to be 0.4% and 1.7%, respectively. Headline inflation remains elevated and sticky, particularly through imported goods and energy-related components. The softening in labour markets is gradual and insufficient to quickly alleviate underlying price pressures. UK and US quarterly unemployment rates peak at 5.4% and 4.5%, respectively.

The Downside scenarios have been calibrated to capture a severe escalation in geopolitical tensions, centred on a prolonged Middle East conflict, alongside intensifying global trade frictions. Early in the scenario, conflict escalates sharply with disruptions at critical maritime chokepoints, triggering severe shipping disruptions, surging insurance costs and sharp increases in oil and gas prices amid infrastructure damage. As the shock becomes protracted, firms delay investment, reassess supply chains and hoard inputs, while business and consumer confidence fall sharply. The deterioration in demand and investment drives a sharp increase in unemployment, initially concentrated in trade and energy exposed sectors but increasingly spilling over into services. Inflation dynamics diverge sharply from Baseline, generating a stagflationary impulse. Energy prices rise sharply and remain structurally elevated, with persistent volatility and recurring supply disruptions. Monetary policy faces a difficult trade-off between persistent inflation and weakening growth. Central banks initially hike to ensure inflation expectations remain well anchored, but as the downturn deepens and demand forces weaken price pressures, they shift towards easing. The scenarios also incorporate climate-related risks through both physical and transition channels, including more frequent severe weather disruptions and a shift in sentiment around energy security. These effects amplify volatility, increase costs and further weigh on growth over the medium term.

In the Upside scenarios, a rise in labour force participation and higher productivity contribute to accelerated economic growth, without creating new inflationary pressures. Central banks lower interest rates stimulating private consumption and investment growth. Demand for labour increases and unemployment decreases. As geopolitical tensions ease, low inflation supports consumer purchasing power and contributes further to healthy GDP growth.

The methodology for estimating scenario weights involves simulating a range of future paths for UK and US GDP using historical data with the five scenarios mapped against the distribution of these future paths. The decrease in Upside weights is driven by deterioration in UK GDP outlook in the Baseline scenario, moving the Baseline scenario further from the Upside scenarios. For further details see page 38.

Management adjustments recognised in Q126 in Barclays UK (£10m) and US Consumer Bank (£25m1) to reflect near-term impacts of the most recent geopolitical escalation, were consumed, as the impacts are now captured through the Q226 scenario refresh. However, the Group has retained the £66m2 management adjustment introduced in Q126 within the Investment Bank, reflecting increased downside risk amid persistent geopolitical uncertainty, as any potential impact on corporate earnings is expected to lag. For further details see page 35.
The following tables show the key macroeconomic variables used in the five scenarios (5-year annual paths) and the weights applied to each scenario.

1	Excludes management adjustment of £4m for held for sale portfolio.
2	Excludes management adjustment of £2m related to other financial assets subject to impairment.

Macroeconomic variables used in the calculation of ECL
As at 30.06.26	2026	2027	2028	2029	2030
Baseline	%	%	%	%	%
UK GDP1	0.4	1.1	1.4	1.4	1.5
UK unemployment2	5.3	5.3	5.0	4.9	4.9
UK HPI3	1.3	1.6	3.9	3.0	3.9
UK bank rate6	4.1	4.4	4.3	4.3	4.3
US GDP1	1.7	2.0	2.1	2.1	2.1
US unemployment4	4.4	4.3	4.3	4.3	4.3
US HPI5	2.1	2.1	2.4	2.4	2.4
US federal funds rate6	3.7	3.8	3.8	3.8	3.8

Downside 2
UK GDP1	(0.5)	(4.1)	1.9	1.7	1.0
UK unemployment2	6.0	7.8	7.8	6.9	6.0
UK HPI3	(12.0)	(19.3)	6.7	9.3	4.6
UK bank rate6	4.2	5.1	4.6	4.5	4.5
US GDP1	0.5	(4.3)	-	2.1	1.6
US unemployment4	5.5	8.5	8.3	7.2	6.1
US HPI5	(3.1)	(6.3)	5.7	5.0	2.9
US federal funds rate6	3.8	4.9	4.3	4.3	4.3

Downside 1
UK GDP1	(0.1)	(1.6)	1.6	1.5	1.2
UK unemployment2	5.6	6.6	6.4	5.9	5.4
UK HPI3	(5.4)	(9.2)	5.3	6.1	4.3
UK bank rate6	4.1	4.7	4.5	4.5	4.5
US GDP1	1.1	(1.2)	1.1	2.1	1.9
US unemployment4	5.0	6.4	6.3	5.8	5.2
US HPI5	(0.5)	(2.1)	4.0	3.7	2.7
US federal funds rate6	3.8	4.2	4.1	4.0	4.0

Upside 2
UK GDP1	0.9	3.8	3.2	2.6	2.3
UK unemployment2	5.1	4.6	4.1	4.0	4.0
UK HPI3	4.1	14.2	6.8	2.7	3.8
UK bank rate6	4.0	3.8	3.0	3.1	3.3
US GDP1	1.8	3.2	2.9	2.8	2.8
US unemployment4	4.2	3.7	3.6	3.6	3.6
US HPI5	4.9	4.3	5.3	4.9	4.9
US federal funds rate6	3.5	3.0	3.0	3.0	2.8

Upside 1
UK GDP1	0.6	2.4	2.3	2.0	1.9
UK unemployment2	5.2	4.9	4.6	4.5	4.5
UK HPI3	2.7	7.8	5.4	2.9	3.9
UK bank rate6	4.0	4.1	3.5	3.6	3.8
US GDP1	1.8	2.6	2.5	2.5	2.5
US unemployment4	4.3	4.0	4.0	4.0	4.0
US HPI5	3.5	3.2	3.8	3.6	3.6
US federal funds rate6	3.5	3.3	3.3	3.3	3.3

1	Average Real GDP seasonally adjusted change in year.
2	Average UK unemployment rate 16-year+.
3	Change in year-end UK HPI = Halifax HPI Meth2 All Houses, All Buyers index, relative to prior year-end.
4	Average US civilian unemployment rate 16-year+.
5	Change in year-end US HPI = FHFA House Price Index, relative to prior year-end.
6	Average rate.

As at 31.12.25	2025	2026	2027	2028	2029
Baseline	%	%	%	%	%
UK GDP1	1.5	1.1	1.4	1.4	1.4
UK unemployment2	4.7	4.9	4.8	4.8	4.7
UK HPI3	1.5	2.9	2.5	4.3	3.8
UK bank rate6	4.2	3.4	3.4	3.5	3.6
US GDP1	2.1	2.0	2.0	2.0	2.0
US unemployment4	4.2	4.5	4.4	4.4	4.4
US HPI5	3.2	1.7	1.9	2.6	2.6
US federal funds rate6	4.2	3.4	3.3	3.3	3.5

Downside 2
UK GDP1	1.5	(2.5)	(1.2)	2.8	1.1
UK unemployment2	4.7	5.8	7.7	6.9	5.7
UK HPI3	1.5	(24.9)	(5.1)	9.6	14.2
UK bank rate6	4.2	2.3	0.5	0.4	1.1
US GDP1	2.1	(2.7)	(2.8)	1.6	2.4
US unemployment4	4.2	5.7	8.0	7.9	5.9
US HPI5	3.2	(8.2)	(1.7)	7.2	7.7
US federal funds rate6	4.2	3.6	2.4	1.4	1.2

Downside 1
UK GDP1	1.5	(0.7)	0.1	2.1	1.3
UK unemployment2	4.7	5.3	6.3	5.8	5.2
UK HPI3	1.5	(11.8)	(1.3)	6.9	8.9
UK bank rate6	4.2	2.9	2.0	1.9	2.4
US GDP1	2.1	(0.3)	(0.4)	1.8	2.2
US unemployment4	4.2	5.1	6.2	6.1	5.1
US HPI5	3.2	(3.3)	0.1	4.9	5.1
US federal funds rate6	4.2	3.6	2.8	2.4	2.4

Upside 2
UK GDP1	1.5	2.7	3.7	2.9	2.4
UK unemployment2	4.7	4.3	4.0	3.9	3.8
UK HPI3	1.5	11.9	8.4	5.1	4.1
UK bank rate6	4.2	3.1	2.3	2.3	2.6
US GDP1	2.1	2.8	3.1	2.8	2.8
US unemployment4	4.2	3.9	3.7	3.7	3.7
US HPI5	3.2	6.2	4.7	4.8	4.9
US federal funds rate6	4.2	3.0	2.5	2.5	2.5

Upside 1
UK GDP1	1.5	1.9	2.6	2.2	1.9
UK unemployment2	4.7	4.6	4.4	4.4	4.3
UK HPI3	1.5	7.4	5.4	4.7	3.9
UK bank rate6	4.2	3.2	2.8	2.8	3.1
US GDP1	2.1	2.4	2.6	2.4	2.4
US unemployment4	4.2	4.2	4.1	4.1	4.1
US HPI5	3.2	4.0	3.3	3.7	3.7
US federal funds rate6	4.2	3.3	2.8	2.8	3.0

1	Average Real GDP seasonally adjusted change in year.
2	Average UK unemployment rate 16-year+.
3	Change in year-end UK HPI = Halifax HPI Meth2 All Houses, All Buyers index, relative to prior year-end.
4	Average US civilian unemployment rate 16-year+.
5	Change in year-end US HPI = FHFA House Price Index, relative to prior year-end.
6	Average rate.

Scenario weighting	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
	%	%	%	%	%
As at 30.06.26
Scenario weighting	13.7	27.3	39.5	12.5	7.0
As at 31.12.25
Scenario weighting	14.4	27.4	38.5	12.7	7.0

Specific bases show the most extreme position of each variable in the context of the downside/upside scenarios, for example, the highest unemployment for downside scenarios, average unemployment for baseline scenarios and lowest unemployment for upside scenarios. GDP and HPI downside and upside scenario data represent the lowest and highest cumulative positions relative to the start point in the 20 quarter period.

Macroeconomic variables (specific bases)1
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
As at 30.06.26%		%	%	%	%
UK GDP2	14.4	10.2	1.1	(1.9)	(5.1)
UK unemployment3	4.0	4.5	5.1	6.7	8.1
UK HPI4	35.4	24.6	2.8	(14.1)	(29.3)
UK bank rate3	3.0	3.5	4.3	4.8	5.3
US GDP2	14.5	12.5	2.0	(1.1)	(5.2)
US unemployment3	3.6	4.0	4.3	6.6	8.8
US HPI4	26.7	19.1	2.3	(3.0)	(9.2)
US federal funds rate3	2.8	3.3	3.7	4.3	5.3
As at 31.12.25%		%	%	%	%
UK GDP2	14.5	10.8	1.4	(0.3)	(3.5)
UK unemployment3	3.8	4.3	4.8	6.5	8.1
UK HPI4	34.6	24.9	3.0	(12.6)	(28.0)
UK bank rate3	2.3	2.8	3.6	4.6	4.6
US GDP2	14.6	12.4	2.0	(0.2)	(4.6)
US unemployment3	3.7	4.1	4.4	6.6	8.8
US HPI4	26.2	19.3	2.4	(1.5)	(8.1)
US federal funds rate3	2.5	2.8	3.5	4.3	4.3

1
UK GDP = Real GDP growth seasonally adjusted; UK unemployment = UK unemployment rate 16-year+; UK HPI = Halifax HPI Meth2 All Houses, All Buyers index; US GDP = Real GDP growth seasonally adjusted; US unemployment = US civilian unemployment rate 16-year+; US HPI = FHFA House Price Index. 20 quarter period starts from Q126 (2025: Q125).

2
Maximum growth relative to Q425 (2025: Q424), based on 20 quarter period in Upside scenarios; 5-year yearly average CAGR in Baseline; minimum growth relative to Q425 (2025: Q424), based on 20 quarter period in Downside scenarios.

3	Lowest quarter in 20 quarter period in Upside scenarios; 5-year average in Baseline; highest quarter 20 quarter period in Downside scenarios.
4
Maximum growth relative to Q425 (2025: Q424), based on 20 quarter period in Upside scenarios; 5-year quarter end CAGR in Baseline; minimum growth relative to Q425 (2025: Q424), based on 20 quarter period in Downside scenarios

Average basis represents the average quarterly value of variables in the 20 quarter period with GDP and HPI based on yearly average and quarterly CAGRs respectively.

Macroeconomic variables (5-year averages)1
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
As at 30.06.26%		%	%	%	%
UK GDP2	2.6	1.8	1.1	0.5	-
UK unemployment3	4.3	4.7	5.1	6.0	6.9
UK HPI4	6.3	4.5	2.8	-	(2.8)
UK bank rate3	3.4	3.8	4.3	4.5	4.6
US GDP2	2.7	2.4	2.0	1.0	-
US unemployment3	3.7	4.0	4.3	5.7	7.1
US HPI4	4.9	3.6	2.3	1.5	0.7
US federal funds rate3	3.0	3.3	3.7	4.0	4.3
As at 31.12.25%		%	%	%	%
UK GDP2	2.7	2.0	1.4	0.9	0.3
UK unemployment3	4.1	4.5	4.8	5.5	6.2
UK HPI4	6.1	4.5	3.0	0.6	(2.0)
UK bank rate3	2.9	3.2	3.6	2.7	1.7
US GDP2	2.7	2.4	2.0	1.1	0.1
US unemployment3	3.9	4.1	4.4	5.4	6.3
US HPI4	4.8	3.6	2.4	1.9	1.5
US federal funds rate3	2.9	3.2	3.5	3.1	2.5

1
UK GDP = Real GDP growth seasonally adjusted; UK unemployment = UK unemployment rate 16-year+; UK HPI = Halifax HPI Meth2 All Houses, All Buyers index; US GDP = Real GDP growth seasonally adjusted; US unemployment = US civilian unemployment rate 16-year+; US HPI = FHFA House Price Index. 20 quarter period starts from Q126 (2025: Q125).

2	5-year yearly average CAGR, starting 2025 (2025: 2024).
3	5-year average. Period based on 20 quarters from Q126 (2025: Q125).
4	5-year quarter end CAGR, starting Q425 (2025: Q424).

ECL sensitivity analysis

The table below shows the modelled ECL assuming each of the five modelled scenarios are 100% weighted with the dispersion of results around the Baseline, highlighting the impact on exposure and ECL across the scenarios.
Model exposure uses exposure at default (EAD) values and is not directly comparable to gross exposure used in other disclosures.

	Scenarios
As at 30.06.26	Weighted1	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
Stage 1 Model Exposure (£m)
Retail mortgages	156,076	158,653	157,553	156,010	152,793	148,752
Retail credit cards2	61,160	60,777	60,899	61,019	61,810	62,521
Retail other	13,173	13,298	13,243	13,176	13,019	12,846
Corporate loans2	235,090	236,716	236,161	235,455	233,473	228,609
Stage 1 Model ECL (£m)
Retail mortgages	12	4	5	8	23	58
Retail credit cards2	563	508	526	545	643	761
Retail other	38	35	36	38	39	43
Corporate loans2	249	212	224	236	299	379
Stage 1 Coverage (%)
Retail mortgages	-	-	-	-	-	-
Retail credit cards	0.9	0.8	0.9	0.9	1.0	1.2
Retail other	0.3	0.3	0.3	0.3	0.3	0.3
Corporate loans	0.1	0.1	0.1	0.1	0.1	0.2
Stage 2 Model Exposure (£m)
Retail mortgages	13,985	11,408	12,509	14,051	17,268	21,309
Retail credit cards2	5,004	4,748	4,925	4,985	5,165	5,448
Retail other	1,692	1,567	1,622	1,689	1,846	2,019
Corporate loans2	19,210	17,431	18,046	18,866	20,974	25,984
Stage 2 Model ECL (£m)
Retail mortgages	25	7	11	17	51	131
Retail credit cards2	1,085	1,010	1,040	1,071	1,184	1,339
Retail other	84	73	78	83	97	113
Corporate loans2	453	359	390	428	576	867
Stage 2 Coverage (%)
Retail mortgages	0.2	0.1	0.1	0.1	0.3	0.6
Retail credit cards	21.7	21.3	21.1	21.5	22.9	24.6
Retail other	5.0	4.7	4.8	4.9	5.3	5.6
Corporate loans	2.4	2.1	2.2	2.3	2.7	3.3
Stage 3 Model Exposure (£m)3
Retail mortgages	1,617	1,617	1,617	1,617	1,617	1,617
Retail credit cards2	2,229	2,229	2,229	2,229	2,229	2,229
Retail other	185	185	185	185	185	185
Corporate loans2	3,658	3,658	3,658	3,658	3,658	3,658
Stage 3 Model ECL (£m)
Retail mortgages	44	31	34	38	62	105
Retail credit cards2	1,642	1,596	1,621	1,645	1,686	1,721
Retail other	67	66	66	67	68	69
Corporate loans2,4	66	62	63	64	72	80
Stage 3 Coverage (%)
Retail mortgages	2.7	1.9	2.1	2.4	3.8	6.5
Retail credit cards	73.7	71.6	72.7	73.8	75.6	77.2
Retail other	36.2	35.7	35.7	36.2	36.8	37.3
Corporate loans4	1.8	1.7	1.7	1.7	2.0	2.2
Total Model ECL (£m)
Retail mortgages	81	42	50	63	136	294
Retail credit cards2	3,290	3,114	3,187	3,261	3,513	3,821
Retail other	189	174	180	188	204	225
Corporate loans2,4	768	633	677	728	947	1,326
Total Model ECL	4,328	3,963	4,094	4,240	4,800	5,666

Reconciliation to total ECL					£m
Total weighted model ECL					4,328
ECL from individually assessed exposures4					882
ECL from benchmarked exposures and others5					452
ECL from debt securities at amortised cost					20
ECL from post model management adjustments					287
Of which: ECL from economic uncertainty adjustments					74
Total ECL					5,969

1
Model exposures are allocated to a stage based on an individual scenario rather than a probability-weighted approach as required for Barclays reported impairment allowances. As a result, it is not possible to back solve the final reported weighted ECL from individual scenarios given balances may be assigned to a different stage dependent on the scenario.

2	Model exposures and ECL reported within Retail credit cards and Corporate loans exclude the AA portfolio within USCB, the sale of which was completed in April 2026.
3
Model exposures allocated to Stage 3 do not change in any of the scenarios as the transition criteria relies only on observable evidence of default as at 30 June 2026 and not on the macroeconomic scenario.

4
Material corporate loan defaults are individually assessed across different recovery strategies. As a result, ECL of £882m is reported as an individually assessed impairment in the reconciliation table.

5
ECL from benchmarked exposures and others includes ECL on Tesco Bank of £430m calculated using a benchmarked approach based on UK cards and UK retail loans. The sensitivity of these exposures would materially reflect the sensitivity of the benchmarked model.

The use of five scenarios with associated weightings results in a total weighted ECL uplift from the Baseline ECL of 2.1%.

Retail mortgages: Total weighted ECL of £81m represents a 28.6% increase over the Baseline ECL (£63m). Total ECL increases to £294m under the Downside 2 scenario, driven by a fall in UK HPI.

Retail credit cards: Total weighted ECL of £3,290m represents a 0.9% increase over the Baseline ECL (£3,261m). Total ECL increases to £3,821m under the Downside 2 scenario, driven by an increase in UK and US unemployment rate.

Retail other: Total weighted ECL of £189m represents a 0.5% increase over the Baseline ECL (£188m). Total ECL increases to £225m under the Downside 2 scenario, largely driven by an increase in UK unemployment rate.

Corporate loans: Total weighted ECL of £768m represents a 5.5% increase over the Baseline ECL (£728m). Total ECL increases to £1,326m under the Downside 2 scenario, driven by a decrease in UK and US GDP.

	Scenarios
As at 31.12.25	Weighted1	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
Stage 1 Model Exposure (£m)
Retail mortgages	149,004	151,314	150,144	148,760	146,786	144,360
Retail credit cards2	61,320	61,096	61,204	61,325	61,569	61,724
Retail other	6,260	6,378	6,326	6,268	6,106	5,927
Corporate loans2	220,292	222,057	221,337	220,646	218,634	213,827
Stage 1 Model ECL (£m)
Retail mortgages	3	1	2	2	6	13
Retail credit cards2	561	523	541	561	599	637
Retail other	32	30	31	31	35	38
Corporate loans2	231	201	212	221	274	329
Stage 1 Coverage (%)
Retail mortgages	-	-	-	-	-	-
Retail credit cards	0.9	0.9	0.9	0.9	1.0	1.0
Retail other	0.5	0.5	0.5	0.5	0.6	0.6
Corporate loans	0.1	0.1	0.1	0.1	0.1	0.2
Stage 2 Model Exposure (£m)
Retail mortgages	13,586	11,276	12,446	13,830	15,804	18,230
Retail credit cards2	5,307	5,133	5,224	5,301	5,478	5,759
Retail other	1,164	1,046	1,098	1,156	1,318	1,497
Corporate loans2	18,172	16,264	17,037	17,836	19,979	24,927
Stage 2 Model ECL (£m)
Retail mortgages	16	6	8	11	33	79
Retail credit cards2	1,183	1,099	1,138	1,175	1,277	1,415
Retail other	81	67	72	77	102	134
Corporate loans2	477	383	415	454	604	879
Stage 2 Coverage (%)
Retail mortgages	0.1	0.1	0.1	0.1	0.2	0.4
Retail credit cards	22.3	21.4	21.8	22.2	23.3	24.6
Retail other	7.0	6.4	6.6	6.7	7.7	9.0
Corporate loans	2.6	2.4	2.4	2.5	3.0	3.5
Stage 3 Model Exposure (£m)3
Retail mortgages	1,621	1,621	1,621	1,621	1,621	1,621
Retail credit cards2	2,158	2,158	2,158	2,158	2,158	2,158
Retail other	128	128	128	128	128	128
Corporate loans2	3,650	3,650	3,650	3,650	3,650	3,650
Stage 3 Model ECL (£m)
Retail mortgages	43	32	35	38	59	98
Retail credit cards2	1,592	1,548	1,573	1,596	1,632	1,663
Retail other	79	76	77	77	80	87
Corporate loans2,4	60	57	57	59	64	71
Stage 3 Coverage (%)
Retail mortgages	2.7	2.0	2.2	2.3	3.6	6.0
Retail credit cards	73.8	71.7	72.9	74.0	75.6	77.1
Retail other	61.7	59.4	60.2	60.2	62.5	68.0
Corporate loans4	1.6	1.6	1.6	1.6	1.8	1.9
Total Model ECL (£m)
Retail mortgages	62	39	45	51	98	190
Retail credit cards	3,336	3,170	3,252	3,332	3,508	3,715
Retail other	192	173	180	185	217	259
Corporate loans2,4	768	641	684	734	942	1,279
Total Model ECL	4,358	4,023	4,161	4,302	4,765	5,443

Reconciliation to total ECL	£m
Total weighted model ECL	4,358
ECL from individually assessed exposures4	672
ECL from benchmarked exposures and others5	542
ECL from debt securities at amortised cost	22
ECL from held for sale assets (AA portfolio)	(235)
ECL from post model management adjustments	368
Of which: ECL from economic uncertainty adjustments	114
Total ECL	5,727

1
Model exposures are allocated to a stage based on an individual scenario rather than a probability-weighted approach as required for Barclays reported impairment allowances. As a result, it is not possible to back solve the final reported weighted ECL from individual scenarios given balances may be assigned to a different stage dependent on the scenario.

2	Model exposure and ECL reported within Retail credit cards and Corporate loans continue to include the AA portfolio within USCB, classified as assets held for sale.
3
Model exposures allocated to Stage 3 do not change in any of the scenarios as the transition criteria relies only on observable evidence of default as at 31 December 2025 and not on the macroeconomic scenario.

4
Material corporate loan defaults are individually assessed across different recovery strategies. As a result, ECL of £672m is reported as an individually assessed impairment in the reconciliation table.

5
ECL from benchmarked exposures and others includes ECL on Tesco Bank of £400m calculated using a benchmarked approach based on UK cards and UK retail loans. The sensitivity of these exposures would materially reflect the sensitivity of the benchmarked model.

Analysis of specific portfolios and asset types
Secured home loans

The UK home loan portfolio primarily comprises first lien mortgages and accounts for 97% (December 2025: 97%) of the Group's total home loans balance.

	Barclays UK
Home loans principal portfolios	As at 30.06.26	As at 31.12.25
Gross loans and advances (£m)	176,772	172,415
>90 day arrears rate, excluding recovery book (%)	0.1	0.1
Annualised gross charge-off rates - 180 days past due (%)	0.5	0.5
Recovery book proportion of outstanding balances (%)	0.5	0.6
Recovery book impairment coverage ratio (%)1	4.3	4.3

Average marked to market LTV
Balance weighted %	56.5	55.2
Valuation weighted %	42.7	41.5

New lending	Half year ended 30.06.26	Half year ended 30.06.25
New home loan bookings (£m)	17,654	15,448
New home loan proportion > 90% LTV (%)	4.4	1.6
Average LTV on new home loans: balance weighted (%)	70.2	69.5
Average LTV on new home loans: valuation weighted (%)	62.2	60.7

1	Recovery Book Impairment Coverage Ratio for 31.12.25 excludes Kensington Mortgages Company.

Home loans principal portfolios - distribution of balances by LTV1
	Distribution of balances				Distribution of impairment allowance				Coverage ratio
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Barclays UK	%	%	%	%	%	%	%	%	%	%	%	%
As at 30.06.26
<=75%	71.0	6.7	0.9	78.6	4.7	15.4	43.7	63.8	-	0.1	2.5	-
>75% and <=90%	18.1	1.1	0.1	19.3	6.2	7.9	9.8	23.9	-	0.4	6.5	0.1
>90% and <=100%	2.0	0.1	-	2.1	1.5	0.7	6.0	8.2	-	0.7	21.0	0.2
>100%	-	-	-	-	-	0.1	4.0	4.1	0.1	2.7	37.3	8.0
As at 31.12.25
<=75%	73.4	6.9	0.9	81.2	3.3	14.1	49.9	67.3	-	0.1	2.5	-
>75% and <=90%	16.0	1.0	0.1	17.1	4.3	6.3	11.7	22.3	-	0.3	7.3	0.1
>90% and <=100%	1.7	-	-	1.7	0.8	0.5	5.4	6.7	-	0.7	22.7	0.2
>100%	-	-	-	-	-	0.1	3.6	3.7	-	2.9	31.3	5.9

1	Portfolio marked to market based on the most updated valuation including recovery book balances. Updated valuations reflect the application of the latest HPI available as at 30 June 2026.

New home loan bookings increased 14.3% to £17.7bn (H125: £15.4bn), reflecting a larger share of a larger mortgage market. Demand for >90% LTV lending increased within the Group's established risk appetite.

Retail credit cards and Retail other
The principal portfolios listed below accounted for 91% (December 2025: 91%) of the Group's total retail credit cards and retail other.

Principal portfolios	Gross exposure	30 day arrears rate, excluding recovery book	90 day arrears rate, excluding recovery book	Annualised gross write-off rate	Annualised net write-off rate
As at 30.06.26	£m	%	%	%	%
Barclays UK
UK cards1	17,468	0.9	0.3	1.6	1.4
UK personal loans1	8,860	1.2	0.5	1.7	1.6
Barclays Partner Finance	814	1.0	0.6	1.5	1.5
Barclays US Consumer Bank
US cards	23,634	2.9	1.6	4.0	3.8

As at 31.12.25
Barclays UK
UK cards1	17,169	0.8	0.2	1.0	0.8
UK personal loans1	8,515	1.1	0.5	0.7	0.6
Barclays Partner Finance	1,210	0.7	0.3	1.2	1.2
Barclays US Consumer Bank
US cards2	29,100	3.0	1.6	3.4	3.2

1	Includes Tesco Bank. Tesco Bank arrears rates are calculated using POCI balances adjusted to fair value.
2	Includes AA portfolio in USCB, classified as held for sale (see table below).

UK cards: Gross exposure increased from £17.2bn to £17.5bn following a growth in spend and new promotional balance lending. 30 and 90 day arrears rates remained broadly stable at 0.9% (2025: 0.8%) and 0.3% (2025: 0.2%) respectively. Gross and net write-off rates increased to 1.6% (2025: 1.0%) and 1.4% (2025: 0.8%) respectively, reflecting sufficient maturing of the Tesco default book, post-acquisition, for accounts to qualify for write-off.

UK personal loans: Gross exposure increased from £8.5bn to £8.9bn due to growth in new lending. 30 and 90 day arrears rates remained stable at 1.2% (2025: 1.1%) and 0.5% (2025: 0.5%) respectively. Gross and net write off rates increased to 1.7% (2025: 0.7%) and 1.6% (2025: 0.6%) respectively, reflecting sufficient maturing of the Tesco default book, post-acquisition, for accounts to qualify for write-off.

Barclays Partner Finance: 30 and 90 day arrears rates increased to 1.0% (2025: 0.7%) and 0.6% (2025: 0.3%) respectively as total exposure reduced to £0.8bn (2025: £1.2bn) due to a strategic decision to reduce the number of active partner businesses. Both annualised gross and net write off rates increased to 1.5% (2025: 1.2%) following the reduction in gross exposure.

US cards: 30 day arrears rates decreased slightly to 2.9% (2025: 3.0%) following the expected impact of seasonality. Gross and net write off rates increased to 4.0% (2025: 3.4%) and 3.8% (2025: 3.2%) respectively reflecting the impact of the exit of the AA portfolio in the period.

Retail Credit Cards and Retail Other held for sale	Gross exposure	30 day arrears rate, excluding recovery book	90 day arrears rate, excluding recovery book	Annualised gross write-off rate	Annualised net write-off rate
As at 31.12.25	£m	%	%	%	%
Barclays US Consumer Bank	5,988	1.8	0.9	2.1	1.9

Assets held for sale
The prior period presents gross loans and advances and the related impairment allowance for the AA portfolio in USCB classified as assets held for sale in the condensed consolidated balance sheet. The sale of this portfolio was completed on 24 April 2026.

Loans and advances by product
	Stage 1			Stage 2			Stage 3			Total
	Gross	ECL	Coverage	Gross	ECL	Coverage	Gross	ECL	Coverage	Gross	ECL	Coverage
As at 31.12.25	£m	£m	%	£m	£m	%	£m	£m	%	£m	£m	%
Retail credit cards - US	5,468	65	1.2	466	124	26.6	54	44	81.5	5,988	233	3.9
Corporate loans - US	43	1	2.3	6	2	33.3	-	-	-	49	3	6.1
Total Rest of the World	5,511	66	1.2	472	126	26.7	54	44	81.5	6,037	236	3.9

Management adjustments to models for impairment allowance presented by product
	Impairment allowance pre management adjustments	Economic uncertainty adjustments1	Other adjustments	Management adjustments	Total impairment allowance	Proportion of Management adjustments to total impairment allowance

As at 31.12.25	£m	£m	£m	£m	£m	%
Retail credit cards - US	232	5	-	5	237	2.1
Corporate loans - US	3	-	-	-	3	-
Total Rest of the World	235	5	-	5	240	2.1

1	Reflects a Stage 2 adjustment for elevated US macroeconomic uncertainty; with impacts yet to materialise in consumer behaviour.

Market Risk

Analysis of management value at risk (VaR)

The table below shows the total management VaR on a diversified basis by risk factor. Total management VaR includes all trading positions in the Group and it is calculated with a one-day holding period. VaR limits are applied to total management VaR and by risk factor. Additionally, the market risk management function applies VaR sub-limits to material businesses and trading desks.

Management VaR (95%) by risk factor

	Half year ended 30.06.26			Half year ended 31.12.25			Half year ended 30.06.25
	Average	High	Low	Average	High	Low	Average	High	Low
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Credit risk	17	20	14	14	21	11	16	20	13
Interest rate risk	13	22	5	15	23	6	15	25	5
Equity risk	7	11	4	6	10	4	8	14	5
Basis risk	6	8	4	6	9	4	5	7	4
Spread risk	4	6	3	5	6	3	5	7	4
Foreign exchange risk	7	13	4	6	10	3	4	7	3
Commodity risk	1	2	-	-	1	-	-	1	-
Inflation risk	4	6	3	5	6	4	5	8	3
Diversification effect1	(39)	n/a	n/a	(39)	n/a	n/a	(39)	n/a	n/a
Total management VaR	20	29	13	18	26	8	19	30	10

1
Diversification effects recognise that forecast losses from different assets or businesses are unlikely to occur concurrently, hence the expected aggregate loss is lower than the sum of the expected losses from each area. Historical correlations between losses are taken into account in making these assessments. The high and low VaR figures reported for each category did not necessarily occur on the same day as the high and low total management VaR. Consequently, a diversification effect balance for the high and low VaR figures would not be meaningful and is therefore omitted from the above table.

Average Management VaR remained relatively stable at £20m (H225: £18m) driven by a small increase in credit risk, partially offset by a slight decrease in interest rate risk.

Treasury and Capital Risk

The Group has established a comprehensive set of policies, standards and controls for managing its liquidity risk; together these set out the requirements for Barclays' liquidity risk framework. The liquidity risk framework meets the PRA standards and enables Barclays to maintain liquidity resources that are sufficient in amount and quality, and a funding profile that is appropriate to meet the Group's Liquidity Risk Appetite. The liquidity risk framework is delivered via a combination of policy formation, review and challenge, governance, analysis, stress testing, limit setting and monitoring.

Liquidity risk stress testing

The Internal Liquidity Stress Tests (ILST) measure the potential contractual and contingent stress outflows under a range of scenarios, which are then used to determine the size of the liquidity pool that is immediately available to meet anticipated outflows if a stress occurs. The short-term scenarios include a 30 day Barclays-specific stress event, a 90 day market-wide stress event and a 30 day combined scenario consisting of both a Barclays specific and market-wide stress event. The Group also runs a liquidity stress test which measures the anticipated outflows over a 12 month market-wide scenario.

The LCR requirement takes into account the relative stability of different sources of funding and potential incremental funding requirements in a stress. The LCR is designed to promote short-term resilience of a bank's liquidity risk profile by holding sufficient high quality liquid assets to survive an acute stress scenario lasting for 30 days.

Barclays implemented a new methodology for calculating net stress outflows related to secured financing transactions in the LCR. This change materialised from June 2025, with the Group headline ratio contracting over time from previously elevated levels whilst remaining broadly within ranges reported over recent years. The revised methodology models a more asymmetric unwind of client activity, resulting in a higher net outflow calculation. Barclays has always maintained, and intends to continue to maintain, a significant liquidity buffer which allows for this impact to be readily absorbed within the Group surplus.

As at 30 June 2026 the average LCR was 157.7% (December 2025: 170.0%). The Group held eligible liquid assets in excess of 100% of net stress outflows as measured according to both its internal ILST and external regulatory requirements.

Liquidity coverage ratio1	As at 30.06.26	As at 31.12.25
	£bn	£bn
LCR Eligible High Quality Liquid Assets (HQLA)	321.2	321.4
Net stress outflows	(204.0)	(190.2)
Surplus	117.2	131.2

Liquidity coverage ratio	157.7%	170.0%

1
Represents the average of the last 12 spot month end ratios. In June 2025, Barclays implemented a new methodology for calculating net stress outflows related to secured financing transactions in the liquidity coverage ratio.

Net Stable Funding Ratio

The external NSFR metric requires banks to maintain a stable funding profile taking into account both on and certain off-balance sheet exposures over a medium to long term period. The ratio is defined as the Available Stable Funding (capital and certain liabilities which are treated as stable sources of funding) relative to the Required Stable Funding (a measure of assets on the balance sheet and certain off-balance sheet exposures which may require longer term funding). The NSFR (average of last four quarter ends) as at 30 June 2026 was 135.8%, which was a surplus above the regulatory requirement of £171.7bn.

Net Stable Funding Ratio2	As at 30.06.26	As at 31.12.25
	£bn	£bn
Total Available Stable Funding	650.9	639.4
Total Required Stable Funding	479.2	473.1
Surplus	171.7	166.3

Net Stable Funding Ratio	135.8%	135.2%

2	Represents average of the last four spot quarter end ratios.

As part of the liquidity risk appetite, Barclays establishes minimum LCR, NSFR and internal liquidity stress test limits. Risks to market funding conditions, the Group's liquidity position and funding profile are assessed continuously, and actions are taken to manage the size of the liquidity pool and the funding profile as appropriate.

Composition of the Group liquidity pool
	LCR eligible1 High Quality Liquid Assets (HQLA)					Liquidity pool
	Cash	Level 1	Level 2A	Level 2B	Total	2026	2025
	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Cash and deposits with central banks2	237	-	-	-	237	255	237

Government bonds3
AAA to AA-	-	56	2	-	58	54	62
A+ to A-	-	14	-	-	14	14	14
BBB+ to BBB-	-	-	-	-	-	-	2
Total government bonds	-	70	2	-	72	68	78

Other
Government Guaranteed Issuers, PSEs and GSEs	-	4	-	-	4	8	7
International Organisations and MDBs	-	8	-	-	8	7	7
Covered bonds	-	5	4	-	9	8	8
Other	-	-	-	4	4	1	1
Total other	-	17	4	4	25	24	23

Total as at 30 June 2026	237	87	6	4	334	347
Total as at 31 December 2025	219	85	11	5	320		338

1
The LCR eligible HQLA is adjusted under the Liquidity Coverage Ratio (CRR) Part of the PRA Rulebook for operational restrictions upon consolidation, such as trapped liquidity within Barclays subsidiaries. It also reflects differences in eligibility of assets between the LCR and Barclays' Liquidity Pool.

2
Includes cash held at central banks and surplus cash at central banks related to payment schemes. Over 99.7% (December 2025: over 99.5%) was placed with the Bank of England, US Federal Reserve, European Central Bank, Bank of Japan and Swiss National Bank.

3	Of which over 85% (December 2025: over 85%) comprised UK, US, French, German, Japanese, Swiss and Dutch securities.

The Group liquidity pool was £346.7bn as at June 2026, an increase of £8.9bn versus December 2025 (December 2025: £337.8bn).

In H1 2026, the month-end liquidity pool ranged from £321bn to £347bn (2025: £326bn to £352bn), and the month-end average balance was £332bn (2025: £337bn). The liquidity pool is held unencumbered and represents readily accessible funds to meet potential cash outflows during stress periods.

As at 30 June 2026, 70% (December 2025: 68%) of the liquidity pool was located in Barclays Bank PLC, 15% (December 2025: 17%) in Barclays Bank UK PLC and 8% (December 2025: 9%) in Barclays Bank Ireland PLC. The residual portion of the liquidity pool is held outside of these entities, predominantly in US subsidiaries, to meet entity-specific stress outflows and local regulatory requirements. To the extent the use of this residual portion of the liquidity pool is restricted due to local regulatory requirements, it is assumed to be unavailable to the rest of the Group in calculating the LCR.

The composition of the pool is subject to limits set by the Board and the second-line liquidity, credit and market risk functions. In addition, the investment of the liquidity pool is monitored for concentration by issuer, currency and asset type. Given returns generated by these highly liquid assets, the risk and reward profile is continuously managed.

Deposit funding
	As at 30.06.26			As at 31.12.25
	Loans and advances, debt securities at amortised cost	Deposits at amortised cost2	Loan: deposit ratio1	Loan: deposit ratio1
Funding of loans and advances	£bn	£bn	%	%
Barclays UK	238	246	97	94
Barclays UK Corporate Bank	31	89	35	34
Barclays Private Bank and Wealth Management	15	73	21	21
Barclays Investment Bank	136	162	84	83
Barclays US consumer Bank	22	25	88	92
Head Office	3	-
Barclays Group	445	594	75	73

1	The loan: deposit ratio is calculated as loans and advances at amortised cost and debt securities at amortised cost divided by deposits at amortised cost.
2	Totals may not sum due to rounding.

Funding structure and funding relationships

The basis for sound liquidity risk management is a funding structure that reduces the probability of a liquidity stress leading to an inability to meet funding obligations as they fall due. The Group's overall funding strategy is to develop a diversified funding base (geographically, by type and by counterparty) and maintain access to a variety of alternative funding sources, to provide protection against unexpected fluctuations, while minimising the cost of funding.

Within this, the Group aims to align the sources and uses of funding. As such, retail and corporate loans and advances are largely funded by deposits in the relevant entities, with the surplus primarily funding the liquidity pool. The majority of reverse repurchase agreements are matched by repurchase agreements. Derivative liabilities and assets are largely matched. A substantial proportion of balance sheet derivative positions qualify for counterparty netting and the remaining portions are largely offset when netted against cash collateral received and paid. Wholesale debt and equity is used to fund residual assets.

These funding relationships as at 30 June 2026 are summarised below:

	As at 30.06.26	As at 31.12.25		As at 30.06.26	As at 31.12.25
Assets	£bn	£bn	Liabilities and equity	£bn	£bn
Loans and advances at amortised cost1	418	400	Deposits at amortised cost	594	586
Group liquidity pool	347	338	<1 Year wholesale funding	89	84
			>1 Year wholesale funding	147	136
Reverse repurchase agreements, trading portfolio assets, cash collateral and settlement balances	567	471	Repurchase agreements, trading portfolio liabilities, cash collateral and settlement balances	458	359
Derivative financial instruments	304	252	Derivative financial instruments	292	241
Other assets2	94	83	Other liabilities	70	60
			Equity	80	78
Total assets	1,730	1,544	Total liabilities and equity	1,730	1,544

1	Adjusted for liquidity pool debt securities reported at amortised cost of £27bn (December 2025: £30bn).
2	Other assets include fair value assets that are not part of reverse repurchase agreements or trading portfolio assets, and other asset categories.

Composition of wholesale funding

Wholesale funding outstanding (excluding repurchase agreements) was £236.0bn (December 2025: £220.1bn). In H126, the Group issued £9.9bn1 of MREL eligible instruments from Barclays PLC (the Parent company) in a range of tenors and currencies, completing the targeted 2026 MREL issuance plan within H126.

Our operating companies also access wholesale funding markets to maintain their stable and diversified funding bases. Barclays Bank PLC continued to issue in the shorter-term and medium-term notes markets. In addition, Barclays Bank UK PLC continued to issue in the shorter-term markets and maintains active secured funding programmes.

Wholesale funding of £88.7bn (December 2025: £83.9bn) matures in less than one year, representing 38% (December 2025: 38%) of total wholesale funding outstanding. This includes £32.6bn (December 2025: £28.4bn) related to term funding2.

Maturity profile of wholesale funding3,4
	<1 month	1-3 months	3-6 months	6-12 months	<1 year	1-2 years	2-3 years	3-4 years	4-5 years	>5 years	Total
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Barclays PLC (the Parent company)
Senior unsecured (Public benchmark)	-	-	-	1.2	1.2	6.9	6.8	9.3	5.9	29.1	59.2
Senior unsecured (Privately placed)	-	-	-	-	-	-	-	0.2	0.1	0.8	1.1
Subordinated liabilities	-	-	-	-	-	1.5	-	1.1	-	6.8	9.4
Barclays Bank Group
Senior unsecured (Public benchmark)	-	-	-	-	-	1.5	1.1	-	-	-	2.6
Senior unsecured (Privately placed)5	2.8	4.6	7.7	14.9	30.0	14.6	14.1	8.6	8.2	23.7	99.2
Certificates of deposit and commercial paper	2.0	8.5	19.4	13.1	43.0	-	-	-	-	-	43.0
Asset backed commercial paper	4.2	4.5	0.5	-	9.2	-	-	-	-	-	9.2
Asset backed securities	-	0.1	-	0.8	0.9	0.3	1.1	-	0.1	2.1	4.5
Subordinated liabilities	-	0.4	-	0.1	0.5	0.2	-	-	-	0.3	1.0
Barclays Bank UK Group
Senior unsecured (Privately placed)	-	-	-	-	-	-	-	-	0.1	0.1	0.2
Certificates of deposit and commercial paper	3.6	-	-	-	3.6	-	-	-	-	-	3.6
Covered bonds	-	-	-	-	-	0.5	0.7	0.7	-	0.1	2.0
Asset backed securities	-	-	0.3	-	0.3	-	-	-	-	-	0.3
Subordinated liabilities	-	-	-	-	-	-	-	-	-	0.7	0.7
Total as at 30 June 2026	12.6	18.1	27.9	30.1	88.7	25.5	23.8	19.9	14.4	63.7	236.0
Of which secured	4.2	4.6	0.8	0.8	10.4	0.8	1.8	0.7	0.1	2.9	16.7
Of which unsecured	8.4	13.5	27.1	29.3	78.3	24.7	22.0	19.2	14.3	60.8	219.3

Total as at 31 December 2025	10.4	17.0	31.5	25.0	83.9	21.2	22.7	19.3	13.8	59.2	220.1
Of which secured	2.3	8.9	1.8	0.3	13.3	0.7	1.5	0.7	0.7	3.5	20.4
Of which unsecured	8.1	8.1	29.7	24.7	70.6	20.5	21.2	18.6	13.1	55.7	199.7

1	Includes £0.5bn of AT1
2
Term funding comprises public benchmark and privately placed senior unsecured notes, covered bonds, asset-backed securities and subordinated debt where the original maturity of the instrument is more than 1 year.

3
The composition of wholesale funds comprises the balance sheet reported financial liabilities at fair value, debt securities in issue and subordinated liabilities. It does not include participation in the central bank facilities reported within repurchase agreements and other similar secured borrowing.

4	Excludes £0.5bn of AT1
5	Includes structured notes of £84.5bn, of which £27.0bn matures within one year.

Credit ratings

In addition to monitoring and managing key metrics related to the financial strength of the Group, Barclays solicits independent credit ratings from agencies such as Standard & Poor's Global (S&P), Moody's and Fitch. These ratings assess the creditworthiness of the Group, its subsidiaries and its branches, and are based on reviews of a broad range of business and financial attributes including capital strength, profitability, funding, liquidity, asset quality, strategy and governance.

Barclays PLC	Standard & Poor's	Moody's	Fitch
Long-term	BBB+ / Stable	Baa1 / Stable	A / Stable
Short-term	A-2	P-2	F1

Barclays Bank PLC
Long-term	A+ / Stable	A1 / Stable	AA- / Stable
Short-term	A-1	P-1	F1+

Barclays Bank UK PLC
Long-term	A+ / Stable	A11 / Stable	AA- / Stable
Short-term	A-1	P-11	F1+

1	Deposit ratings

In H126, Fitch upgraded the long and short term ratings for Barclays Bank PLC and Barclays Bank UK PLC, whilst affirming the ratings for Barclays PLC. S&P also affirmed all ratings for all entities.

A credit rating downgrade could result in outflows to meet collateral requirements on existing contracts. Outflows related to credit rating downgrades are included in the ILST scenarios and a portion of the liquidity pool is held against this risk. Credit ratings downgrades could also result in reduced funding capacity and increased funding costs.

A one and two-notch long-term downgrade, with associated short-term downgrades, across all credit ratings agencies would result in outflows of £1bn and £3bn respectively on derivative contracts and other off balance sheet products to satisfy the contractual collateral requirements. This is provided for in determining an appropriate liquidity pool size given the Group's liquidity risk appetite. These numbers do not assume any management or restructuring actions that could be taken to reduce posting requirements.

Regulatory minimum requirements

Capital
As at 30 June 2026, the Group's Overall Capital Requirement for CET1, excluding any applicable PRA buffer, was 12.2% and comprised a 4.5% Pillar 1 minimum, a 2.5% Capital Conservation Buffer (CCB), a 1.5% Global Systemically Important Institution (G-SII) buffer, a 2.7% Pillar 2A requirement and a 1.0% Countercyclical Capital Buffer (CCyB).

The Group's CCyB is based on the buffer rate applicable for each jurisdiction in which the Group has exposures. The buffer rates set by other national authorities for non-UK exposures are not currently material.

The Group's Pillar 2A requirement is 4.8% with at least 56.25% to be met with CET1 capital, equating to 2.7% of RWAs. The Pillar 2A requirement, based on a point in time assessment, has been set as a proportion of RWAs and is subject to at least annual review.

The Group's CET1 target ratio of 13-14% takes into account minimum capital requirements and applicable buffers. The Group remains above its minimum capital regulatory requirements and applicable buffers.

Leverage
As at 30 June 2026, the Group was subject to a UK leverage ratio requirement of 4.1%. This comprised the 3.25% minimum requirement, a G-SII additional leverage ratio buffer (G-SII ALRB) of 0.53% and a countercyclical leverage ratio buffer (CCLB) of 0.3%. The Group is also required to disclose an average UK leverage ratio which is based on capital on the last day of each month in the quarter and an exposure measure for each day in the quarter.

MREL
As at 30 June 2026, the Group was required to meet the higher of: (i) two times the sum of 8% Pillar 1 and 4.8% Pillar 2A equating to 25.5% of RWAs; and (ii) 6.75% of leverage exposures. CET1 capital cannot be counted towards both MREL and the buffers, meaning that the buffers, including any applicable PRA buffer, will effectively be applied above MREL requirements.

Significant regulatory updates in the period

In January 2026, the PRA confirmed the final implementation timetable for the UK Basel 3.1 framework. The PRA's final rules reaffirm that Basel 3.1 will be implemented from 1 January 2027.

The PRA also confirmed its approach to the Fundamental Review of the Trading Book (FRTB), under which implementation of the Internal Models Approach (IMA) will be deferred to 1 January 2028, while all other FRTB components will take effect from 1 January 2027.

Capital ratios	As at 30.06.26	As at 31.03.26	As at 31.12.25
CET1	14.3%	14.1%	14.3%
T1	18.0%	17.5%	17.9%
Total regulatory capital	20.3%	19.7%	20.4%
MREL ratio as a percentage of total RWAs	36.7%	35.4%	35.8%

Own funds and eligible liabilities	£m	£m	£m
Total equity excluding non-controlling interests per the balance sheet	79,358	76,668	77,784
Less: other equity instruments (recognised as AT1 capital)	(13,275)	(12,714)	(12,725)
Adjustment to retained earnings for foreseeable ordinary share dividends	(1,000)	(500)	(778)
Adjustment to retained earnings for foreseeable repurchase of shares	-	(507)	(271)
Adjustment to retained earnings for foreseeable other equity coupons	(38)	(45)	(36)

Other regulatory adjustments and deductions
Additional value adjustments (PVA)	(2,086)	(2,103)	(1,956)
Goodwill and intangible assets	(8,845)	(8,327)	(8,255)
Deferred tax assets that rely on future profitability excluding temporary differences	(892)	(958)	(1,069)
Fair value reserves related to gains or losses on cash flow hedges	1,548	2,147	666
Excess of expected losses over impairment	(505)	(446)	(436)
Gains or losses on liabilities at fair value resulting from own credit	577	507	904
Defined benefit pension fund assets	(2,407)	(2,352)	(2,398)
Direct and indirect holdings by an institution of own CET1 instruments	(6)	(7)	(14)
Other regulatory adjustments	(186)	(144)	(346)
CET1 capital	52,243	51,219	51,070

AT1 capital
Capital instruments and related share premium accounts	13,286	12,758	12,758
Other regulatory adjustments and deductions	(10)	(44)	(33)
AT1 capital	13,275	12,714	12,725

T1 capital	65,519	63,933	63,795

T2 capital
Capital instruments and related share premium accounts	8,479	7,937	8,835
Qualifying T2 capital (including minority interests) issued by subsidiaries	49	53	55
Other regulatory adjustments and deductions	(118)	(134)	(71)
Total regulatory capital	73,929	71,789	72,614

Less : Ineligible T2 capital (including minority interests) issued by subsidiaries	(49)	(53)	(55)
Eligible liabilities	59,973	57,113	55,106
Total own funds and eligible liabilities1	133,852	128,850	127,665

Total RWAs	364,764	364,462	356,774

1
As at 30 June 2026, the Group's MREL requirement, excluding any applicable PRA buffer, was to hold £111.4bn of own funds and eligible liabilities equating to 30.5% of RWAs. The Group remains above its MREL regulatory requirement including any applicable PRA buffer.

Movement in CET1 capital	Three months ended 30.06.26	Six months ended 30.06.26
	£m	£m
Opening CET1 capital	51,219	51,070

Profit for the period attributable to equity holders	2,503	4,678
Own credit relating to derivative liabilities	26	8
Ordinary share dividends paid and foreseen	(500)	(1,000)
Purchased and foreseeable share repurchase	(500)	(1,500)
Other equity coupons paid and foreseen	(236)	(489)
Increase in retained regulatory capital generated from earnings	1,293	1,697

Net impact of share schemes	274	(109)
Fair value through other comprehensive income reserve	140	101
Currency translation reserve	(134)	219
Other reserves	(3)	(8)
Increase in other qualifying reserves	277	203

Pension remeasurements within reserves	41	(24)
Defined benefit pension fund asset deduction	(55)	(9)
Net impact of pensions	(14)	(33)

Additional value adjustments (PVA)	16	(131)
Goodwill and intangible assets	(519)	(590)
Deferred tax assets that rely on future profitability excluding those arising from temporary differences	66	177
Excess of expected loss over impairment	(59)	(69)
Direct and indirect holdings by an institution of own CET1 instruments	1	8
Other regulatory adjustments	(37)	(89)
Decrease in regulatory capital due to adjustments and deductions	(532)	(694)

Closing CET1 capital	52,243	52,243

CET1 capital increased by £1.2bn to £52.2bn (December 2025: £51.1bn). Significant movements in the period were:

●	£4.7bn of capital generated from profit partially offset by distributions of £3.0bn comprising:
	-	£1.5bn completed share buybacks announced with FY25 and Q126 results
	-	£1.0bn accrual towards the total 2026 dividend
	-	£0.5bn of equity coupons paid and foreseen

●	£0.2bn increase in other qualifying reserves including a £0.2bn increase in the currency translation reserve as a result of foreign exchange movements

●	£0.7bn decrease due to regulatory adjustments and deductions including £0.6bn of goodwill and intangibles deductions primarily driven by the Best Egg acquisition

RWAs by risk type and business
	Credit risk		Counterparty credit risk				Market Risk		Operational risk	Total RWAs
	STD	IRB	STD	IRB	Settlement Risk	CVA	STD	IMA
As at 30.06.26	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	16,987	57,919	118	9	-	33	135	-	13,804	89,005
Barclays UK Corporate Bank	3,866	18,522	97	260	-	3	16	274	3,530	26,568
Barclays Private Bank & Wealth Management	5,002	570	128	25	-	11	37	185	2,062	8,020
Barclays Investment Bank	44,721	51,050	25,723	22,591	336	2,566	12,110	19,772	25,275	204,144
Barclays US Consumer Bank	17,894	1,016	-	-	-	-	-	-	5,394	24,304
Head Office	5,538	5,883	1	4	-	-	175	32	1,090	12,723
Barclays Group	94,008	134,960	26,067	22,889	336	2,613	12,473	20,263	51,155	364,764

As at 31.03.26
Barclays UK	16,737	56,662	117	9	-	37	118	-	13,804	87,484
Barclays UK Corporate Bank	4,097	18,921	87	267	-	3	19	330	3,530	27,254
Barclays Private Bank & Wealth Management	5,020	678	124	30	1	11	32	225	2,062	8,183
Barclays Investment Bank	42,919	51,782	24,119	21,504	243	2,522	11,978	21,380	25,275	201,722
Barclays US Consumer Bank	21,158	1,017	-	-	-	-	-	-	5,394	27,569
Head Office	5,441	5,482	-	-	-	-	237	-	1,090	12,250
Barclays Group	95,372	134,542	24,447	21,810	244	2,573	12,384	21,935	51,155	364,462

As at 31.12.25
Barclays UK	16,731	55,037	132	8	-	43	177	-	13,697	85,825
Barclays UK Corporate Bank	3,878	18,341	89	312	1	4	31	343	3,510	26,509
Barclays Private Bank & Wealth Management	4,981	580	112	19	-	11	39	240	2,054	8,036
Barclays Investment Bank	44,961	49,750	21,986	19,442	165	3,030	12,018	20,111	25,238	196,701
Barclays US Consumer Bank	21,050	1,004	-	1	-	-	-	-	5,393	27,448
Head Office	5,405	5,439	1	5	-	-	219	59	1,127	12,255
Barclays Group	97,006	130,151	22,320	19,787	166	3,088	12,484	20,753	51,019	356,774

Movement analysis of RWAs	Credit risk	Counterparty credit risk	Market risk	Operational risk	Total RWAs
	£m	£m	£m	£m	£m
RWAs as at 31.12.25	227,157	45,361	33,237	51,019	356,774
Book size	3,849	5,944	(680)	136	9,249
Acquisitions and disposals	(3,192)	-	-	-	(3,192)
Book quality	462	271	-	-	733
Model updates	-	-	-	-	-
Methodology and policy	(174)	29	-	-	(145)
Foreign exchange movements1	866	300	179	-	1,345
Total RWA movements	1,811	6,544	(501)	136	7,990
RWAs as at 30.06.26	228,968	51,905	32,736	51,155	364,764

1	Foreign exchange movements does not include the impact of foreign exchange for modelled market risk or operational risk.

Total RWAs increased £8.0bn to £364.8bn (Dec 2025: £356.8bn) primarily driven by:

Credit risk RWAs increased £1.8bn:
●	A £3.8bn increase in book size primarily reflecting lending growth in UK businesses; partially offset by
●	A £3.2bn decrease in acquisitions and disposals reflecting the net impact of the AA portfolio exit and the Best Egg acquisition

Counterparty credit risk RWAs increased £6.5bn primarily driven by higher activity in Global Markets

Leverage ratios	As at 30.06.26	As at 31.03.26	As at 31.12.25
	£m	£m	£m
UK leverage ratio1	4.9%	4.8%	5.1%
T1 capital	65,519	63,933	63,795
UK leverage exposure	1,345,596	1,321,321	1,247,313
Average UK leverage ratio	4.6%	4.6%	4.7%
Average T1 capital	63,787	63,239	63,277
Average UK leverage exposure	1,393,843	1,373,842	1,358,364

1
Although the leverage ratio is expressed in terms of T1 capital, the leverage ratio buffers and 75% of the minimum requirement must be covered solely with CET1 capital. The CET1 capital held against the 0.53% G-SII ALRB was £7.1bn and against the 0.3% CCLB was £4.0bn.

The UK leverage ratio decreased to 4.9% (December 2025: 5.1%) as the leverage exposure increased by £98.3bn to £1,345.6bn (December 2025: £1,247.3bn). The increase in leverage exposure was primarily driven by higher trading activity in IB.

Statement of Directors' Responsibilities

The Directors (the names of whom are set out below) are required to prepare the financial statements on a going concern basis unless it is not appropriate to do so. In making this assessment, the directors have considered information relating to present and future conditions. Each of the Directors confirm that to the best of their knowledge, the condensed consolidated interim financial statements and notes have been prepared in accordance with International Accounting Standard 34, 'Interim Financial Reporting', as adopted by the UK, and that the interim management report herein includes a fair review of the information required by Disclosure Guidance and Transparency Rules 4.2.7R and 4.2.8R namely:
●
an indication of important events that have occurred during the six months ended 30 June 2026 and their impact on the condensed consolidated interim financial statements, and a description of the principal risks and uncertainties for the remaining six months of the financial year

●
any related party transactions in the six months ended 30 June 2026 that have materially affected the financial position or performance of Barclays during that period and any changes in the related party transactions described in the last Annual Report that could have a material effect on the financial position or performance of Barclays in the six months ended 30 June 2026

Signed on 27 July 2026 on behalf of the Board by

C.S. Venkatakrishnan	Anna Cross
Group Chief Executive	Group Finance Director
Barclays PLC Board of Directors

Chairman	Executive Directors	Non-Executive Directors
Nigel Higgins	C.S. Venkatakrishnan	Robert Berry
	Anna Cross	Dawn Fitzpatrick
Brian Gilvary
Sir John Kingman
Diony Lebot
Mary Mack
Marc Moses
Brian Shea
Julia Wilson

Independent Review Report to Barclays PLC

Conclusion

We have been engaged by Barclays PLC ("the Company" or "the Group") to review the condensed set of financial statements in the Interim Results Announcement for the six months ended 30 June 2026 which comprises:

●	the condensed consolidated income statement and condensed consolidated statement of comprehensive income for the period then ended;
●	the condensed consolidated balance sheet as at 30 June 2026;
●	the condensed consolidated statement of changes in equity for the period then ended;
●	the condensed consolidated cash flow statement for the period then ended; and
●	the related explanatory notes.

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the Interim Results Announcement for the six months ended 30 June 2026 is not prepared, in all material respects, in accordance with IAS 34 Interim Financial Reporting as adopted for use in the UK and the Disclosure Guidance and Transparency Rules ("the DTR") of the UK's Financial Conduct Authority ("the UK FCA").

Basis for conclusion
We conducted our review in accordance with International Standard on Review Engagements (UK) 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity ("ISRE (UK) 2410") issued for use in the UK. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. We read the other information contained in the Interim Results Announcement and consider whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusions relating to going concern
Based on our review procedures, which are less extensive than those performed in an audit as described in the Basis for conclusion section of this report, nothing has come to our attention that causes us to believe that the directors have inappropriately adopted the going concern basis of accounting, or that the directors have identified material uncertainties relating to going concern that have not been appropriately disclosed.

This conclusion is based on the review procedures performed in accordance with ISRE (UK) 2410. However, future events or conditions may cause the Group to cease to continue as a going concern, and the above conclusions are not a guarantee that the Group will continue in operation.

Directors' responsibilities
The Interim Results Announcement is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the Interim Results Announcement in accordance with the DTR of the UK FCA.

As disclosed in note 1, the annual financial statements of the Group are prepared in accordance with UK-adopted international accounting standards.

The directors are responsible for preparing the condensed set of financial statements included in the Interim Results Announcement in accordance with IAS 34 as adopted for use in the UK.

In preparing the condensed set of financial statements, the directors are responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

Our responsibility
Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the Interim Results Announcement based on our review. Our conclusion, including our conclusions relating to going concern, are based on procedures that are less extensive than audit procedures, as described in the Basis for conclusion section of this report.

The purpose of our review work and to whom we owe our responsibilities
This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the DTR of the UK FCA. Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Stuart Crisp
for and on behalf of KPMG LLP
Chartered Accountants
15 Canada Square
London, E14 5GL

27 July 2026

Condensed Consolidated Financial Statements

Condensed consolidated income statement (unaudited)
		Half year ended 30.06.26	Half year ended 30.06.25
	Notes1	£m	£m
Interest and similar income		17,447	18,264
Interest and similar expense		(9,789)	(11,242)
Net interest income		7,658	7,022
Fee and commission income	3	5,945	5,656
Fee and commission expense	3	(1,986)	(1,972)
Net fee and commission income	3	3,959	3,684
Net trading income		4,623	4,171
Net investment income/(expense)		4	(18)
Other income2		257	37
Total income		16,501	14,896

Staff costs	4	(5,670)	(5,254)
Infrastructure, administration and general expenses	5	(3,203)	(3,153)
UK regulatory levies		(84)	(96)
Litigation and conduct		(108)	(87)
Operating expenses		(9,065)	(8,590)

Share of post-tax results of associates and joint ventures		24	9
Profit before impairment		7,460	6,315
Credit impairment charges		(1,394)	(1,112)
Profit before tax		6,066	5,203
Tax charge		(1,369)	(1,173)
Profit after tax		4,697	4,030

Attributable to:
Shareholders of the parent		4,191	3,523
Other equity holders		487	484
Equity holders of the parent		4,678	4,007
Non-controlling interests		19	23
Profit after tax		4,697	4,030

Earnings per share
Basic earnings per ordinary share	6	30.7p	24.7p
Diluted earnings per ordinary share	6	29.8p	23.8p

1	For Notes to the Financial Statements see pages 66 to 85.
2	Other income includes c.£225m gain recognised on sale of the AA portfolio on 24 April 2026.

Condensed consolidated statement of comprehensive income (unaudited)
		Half year ended 30.06.26	Half year ended 30.06.25
	Notes1	£m	£m
Profit after tax		4,697	4,030

Other comprehensive (loss)/income that may be recycled to profit or loss:
Currency translation reserve
Currency translation differences		219	(1,568)
Tax		-	(3)
Fair value through other comprehensive income reserve
Net (losses)/gains from changes in fair value		(578)	1,268
Net losses transferred to net profit on disposal		57	68
Net release of impairment		-	(2)
Net gains/(losses) due to fair value hedging		662	(769)
Tax		(39)	(157)
Cash flow hedging reserve
Net (losses)/gains from changes in fair value		(1,837)	3,043
Net losses/(gains) transferred to net profit		618	(656)
Tax		337	(667)
Other comprehensive (loss)/income that may be recycled to profit or loss		(561)	557

Other comprehensive income/(loss) not recycled to profit or loss:
Retirement benefit remeasurements	13	(37)	(283)
Fair value through other comprehensive income reserve		(1)	-
Own credit		457	710
Tax		(110)	(111)
Other comprehensive income not recycled to profit or loss		309	316

Other comprehensive (loss)/income for the period		(252)	873

Total comprehensive income for the period		4,445	4,903

Attributable to:
Equity holders of the parent		4,426	4,880
Non-controlling interests		19	23
Total comprehensive income for the period		4,445	4,903

1	For Notes to the Financial Statements see pages 66 to 85.

Condensed consolidated balance sheet (unaudited)
		As at 30.06.26	As at 31.12.25
Assets	Notes1	£m	£m
Cash and balances at central banks		245,859	229,752
Cash collateral and settlement balances		189,461	130,532
Debt securities at amortised cost		73,519	68,475
Loans and advances at amortised cost to banks		11,978	8,638
Loans and advances at amortised cost to customers		359,323	352,885
Reverse repurchase agreements and other similar secured lending at amortised cost		12,100	17,622
Trading portfolio assets		210,102	190,061
Financial assets at fair value through the income statement		213,100	186,857
Derivative financial instruments	8	303,602	252,459
Financial assets at fair value through other comprehensive income		83,012	74,394
Investments in associates and joint ventures		732	739
Goodwill and intangible assets	10	8,912	8,284
Property, plant and equipment		4,226	3,720
Current tax assets		222	276
Deferred tax assets		4,987	4,992
Retirement benefit assets	13	3,316	3,308
Assets included in a disposal group classified as held for sale	18	-	5,932
Other assets		5,907	5,239
Total assets		1,730,358	1,544,165

Liabilities
Deposits at amortised cost from banks		19,921	20,413
Deposits at amortised cost from customers		574,436	565,200
Cash collateral and settlement balances		182,142	117,583
Repurchase agreements and other similar secured borrowings at amortised cost		30,704	25,170
Debt securities in issue		126,837	119,033
Subordinated liabilities	11	11,098	12,954
Trading portfolio liabilities		78,405	57,737
Financial liabilities designated at fair value		321,925	294,108
Derivative financial instruments	8	291,785	240,808
Current tax liabilities		1,020	868
Deferred tax liabilities		13	13
Retirement benefit liabilities	13	266	265
Provisions	12	1,681	1,664
Other liabilities		10,314	10,113
Total liabilities		1,650,547	1,465,929

Equity
Called up share capital and share premium		4,186	4,178
Other equity instruments		13,275	12,725
Other reserves	14	1,493	1,628
Retained earnings		60,404	59,253
Total equity excluding non-controlling interests		79,358	77,784
Non-controlling interests		453	452
Total equity		79,811	78,236

Total liabilities and equity		1,730,358	1,544,165

1	For Notes to the Financial Statements see pages 67 to 85.

Condensed consolidated statement of changes in equity (unaudited)
	Called up share capital and share premium1,2	Other equity instruments3	Other reserves4	Retained earnings	Total	Non-controlling interests	Total equity
Half year ended 30.06.2026	£m	£m	£m	£m	£m	£m	£m
Balance as at 1 January 2026	4,178	12,725	1,628	59,253	77,784	452	78,236
Profit after tax	-	487	-	4,191	4,678	19	4,697
Currency translation movements	-	-	219	-	219	-	219
Fair value through other comprehensive income reserve	-	-	101	-	101	-	101
Cash flow hedges	-	-	(882)	-	(882)	-	(882)
Retirement benefit remeasurements	-	-	-	(24)	(24)	-	(24)
Own credit	-	-	334	-	334	-	334
Total comprehensive income for the period	-	487	(228)	4,167	4,426	19	4,445
Employee share schemes and hedging thereof	109	-	-	479	588	-	588
Issue and redemption of other equity instruments	-	527	-	-	527	-	527
Other equity instruments coupon paid	-	(487)	-	-	(487)	-	(487)
Redemption of preference shares	-	-	-	-	-	-	-
Vesting of employee share schemes net of purchases	-	-	(11)	(948)	(959)	-	(959)
Dividends paid	-	-	-	(769)	(769)	(19)	(788)
Repurchase of shares	(101)	-	101	(1,781)	(1,781)	-	(1,781)
Other movements	-	23	3	3	29	1	30
Balance as at 30 June 2026	4,186	13,275	1,493	60,404	79,358	453	79,811

Condensed consolidated statement of changes in equity (unaudited)
	Called up share capital and share premium1, 2	Other equity instruments3	Other reserves4	Retained earnings	Total	Non-controlling interests	Total equity
Half year ended 31.12.2025	£m	£m	£m	£m	£m	£m	£m
Balance as at 1 July 2025	4,201	13,266	693	57,746	75,906	449	76,355
Profit after tax	-	513	-	2,652	3,165	18	3,183
Currency translation movements	-	-	439	-	439	-	439
Fair value through other comprehensive income reserve	-	-	365	-	365	-	365
Cash flow hedges	-	-	544	-	544	-	544
Retirement benefit remeasurements	-	-	-	186	186	-	186
Own credit	-	-	(453)	-	(453)	-	(453)
Total comprehensive income for the period	-	513	895	2,838	4,246	18	4,264
Employee share schemes and hedging thereof	68	-	-	458	526	-	526
Issue and redemption of other equity instruments	-	(531)	-	1	(530)	-	(530)
Other equity instruments coupon paid	-	(513)	-	-	(513)	-	(513)
Vesting of employee shares scheme net of purchases	-	-	(55)	31	(24)	-	(24)
Dividends paid	-	-	-	(422)	(422)	(18)	(440)
Repurchase of shares	(91)	-	91	(1,407)	(1,407)	-	(1,407)
Other movements	-	(10)	4	8	2	3	5
Balance as at 31 December 2025	4,178	12,725	1,628	59,253	77,784	452	78,236

Condensed consolidated statement of changes in equity (unaudited)
	Called up share capital and share premium1,2	Other equity instruments3	Other reserves4	Retained earnings	Total	Non-controlling interests	Total equity
Half year ended 30.06.25	£m	£m	£m	£m	£m	£m	£m
Balance as at 1 January 2025	4,186	12,075	(468)	56,028	71,821	660	72,481
Profit after tax	-	484	-	3,523	4,007	23	4,030
Currency translation movements	-	-	(1,571)	-	(1,571)	-	(1,571)
Fair value through other comprehensive income reserve	-	-	408	-	408	-	408
Cash flow hedges	-	-	1,720	-	1,720	-	1,720
Retirement benefit remeasurements	-	-	-	(200)	(200)	-	(200)
Own credit	-	-	516	-	516	-	516
Total comprehensive income for the period	-	484	1,073	3,323	4,880	23	4,903
Employee share schemes and hedging thereof	82	-	-	669	751	-	751
Issue and redemption of other equity instruments	-	1,182	-	(5)	1,177	-	1,177
Other equity instruments coupon paid	-	(484)	-	-	(484)	-	(484)
Redemption of preference shares	-	-	-	(59)	(59)	(211)	(270)
Vesting of employee share schemes net of purchases	-	-	19	(585)	(566)	-	(566)
Dividends paid	-	-	-	(791)	(791)	(23)	(814)
Repurchase of shares	(67)	-	67	(834)	(834)	-	(834)
Other movements	-	9	2	-	11	-	11
Balance as at 30 June 2025	4,201	13,266	693	57,746	75,906	449	76,355

1	As at 30 June 2026, Called up share capital comprises 13,507m (December 2025: 13,867m) ordinary shares of 25p each.
2
During the six months ended 30 June 2026, Barclays PLC announced and fully executed two share buyback programmes and completed the share buyback programme that had been announced and partially executed in 2025, totalling £1,790m. As part of these buybacks, 403m shares were repurchased and cancelled in the period. The nominal value of 101m relating to these shares was transferred from Share capital to the Capital redemption reserve within Other reserves. In the year ended 31 December 2025, Barclays PLC fully executed two share buyback programmes and partially executed one share buyback programme totalling £2,232m. A total of 636m shares were repurchased and cancelled, with a nominal value of £158m transferred from Share capital to the Capital redemption reserve within Other reserves.

3
Other equity instruments of £13,275m (December 2025: £12,725m) comprise AT1 securities issued by Barclays PLC. During the six months ended 30 June 2026, there was one issuance in the form of Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities for £527m (net of £4m issuance costs) and no redemptions. For the six months ended 31 December 2025, there were two issuances totalling £1,607m (including £6m issuance costs) and two redemptions totalling £2,138m. For the six months ended 30 June 2025, there were two issuances totalling £2,177m (including £9m of issuance costs) and one redemption of £995m, all relating to Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities.

4	Details are shown in Note 14 - Other reserves on page 79.

Condensed consolidated cash flow statement (unaudited)
	Half year ended 30.06.26	Half year ended 30.06.25
	£m	£m
Profit before tax	6,066	5,203
Adjustment for non-cash and other items	3,108	9,466
Net increase in loans and advances at amortised cost	(7,580)	(1,950)
Net increase in deposits at amortised cost	8,744	3,872
Net increase in debt securities in issue	3,670	8,195
Changes in other operating assets and liabilities	17,221	(3,772)
Corporate income tax paid	(793)	(712)
Net cash from operating activities	30,436	20,302
Net cash from investing activities	(10,989)	(4,184)
Net cash from financing activities1	(1,130)	3,720
Effect of exchange rates on cash and cash equivalents	334	(2,632)
Net increase in cash and cash equivalents	18,651	17,206
Cash and cash equivalents at beginning of the period	256,463	235,611
Cash and cash equivalents at end of the period	275,114	252,817

1
Issuance and redemption of debt securities included in financing activities relate to instruments that qualify as eligible liabilities and satisfy regulatory requirements for MREL instruments which came into effect during 2019.

Financial Statement Notes

1.   Basis of preparation

These condensed consolidated interim financial statements ("the financial statements") for the six months ended 30 June 2026 have been prepared in accordance with the Disclosure Guidance and Transparency Rules (DTR) of the UK's FCA, and IAS 34, Interim Financial Reporting, as published by the International Accounting Standards Board (IASB) and adopted by the UK.

The condensed consolidated interim financial statements should be read in conjunction with the annual financial statements for the year ended 31 December 2025. The annual financial statements for the year ended 31 December 2025 were prepared in accordance with international accounting standards in conformity with the requirements of the Companies Act 2006 and in accordance with International Financial Reporting Standards (IFRS) and interpretations (IFRICs) as issued by the IASB and adopted by the UK.

The accounting policies and methods of computation applied in these condensed consolidated interim financial statements are consistent with those set out in the Barclays PLC Annual Report for the year ended 31 December 2025, except for the adoption of the amendments to IFRS 9, effective from 1 January 2026. The amendments include:

●
Additional guidance clarifying when certain financial assets comply with solely payments of principal and interest (SPPI) requirements, including instruments with contingent features (e.g. Environmental, Social, and Governance (ESG)-linked financing), as well as contractually-linked instruments and non-recourse financing.

●
Clarifications to the derecognition requirements for financial assets and financial liabilities and the introduction of an accounting policy choice for liabilities settled via an electronic payment system. If the policy choice is elected, a liability may be derecognised before it is legally extinguished, provided that the entity has initiated a payment instruction and the specified IFRS 9 criteria are met.

In the limited circumstances where there is a delay between cash being transferred by Barclays via an electronic payment system and the legal extinguishment of the related liability, Barclays has adopted the policy choice referred to above. There was no material impact from Barclays' adoption of these IFRS 9 amendments.

i. Going concern
The financial statements are prepared on a going concern basis, as the Directors are satisfied that the Group and parent company have the resources to continue in business for a period of at least 12 months from approval of the interim financial statements. In making this assessment, the Directors have considered a wide range of information relating to present and future conditions and includes a review of a working capital report (WCR). The WCR is used by the Directors to assess the future performance of the business and that it has the resources in place that are required to meet its ongoing regulatory requirements. The WCR also includes an assessment of the impact of internally generated stress testing scenarios on the liquidity and capital requirement forecasts. The stress tests used were based upon an assessment of reasonably possible downside economic scenarios that the Group could experience.

The WCR indicated that the Group had sufficient capital in place to support its future business requirements and remained above its regulatory minimum requirements in the internal stress scenarios.

ii.   Other disclosures
The Credit risk disclosures on pages 26 to 47 form part of these interim financial statements.

2.   Segmental reporting
Analysis of results by business
	Barclays UK	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Group
Half year ended 30.06.26	£m	£m	£m	£m	£m	£m	£m
Net interest income	3,986	807	420	794	1,555	96	7,658
Non-interest income	531	281	293	7,192	564	(18)	8,843
Total income	4,517	1,088	713	7,986	2,119	78	16,501
Of which inter-segmental income/(expense)	(44)	770	888	(1,681)	(9)	76	-

Operating costs	(2,368)	(488)	(521)	(4,306)	(822)	(368)	(8,873)
UK regulatory levies	(44)	(15)	(3)	(22)	-	-	(84)
Litigation and conduct	-	-	-	2	(2)	(108)	(108)
Total operating expenses	(2,412)	(503)	(524)	(4,326)	(824)	(476)	(9,065)
Other net income1	-	-	-	-	-	24	24
Profit/(loss) before impairment	2,105	585	189	3,660	1,295	(374)	7,460
Credit impairment (charges)/ releases	(338)	(19)	(3)	(323)	(713)	2	(1,394)
Profit/(loss) before tax	1,767	566	186	3,337	582	(372)	6,066

As at 30.06.26	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	304.9	75.6	44.2	1,250.2	32.8	22.7	1,730.4
Total liabilities	287.5	107.9	81.8	1,132.1	25.6	15.6	1,650.5

	Barclays UK	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Group
Half year ended 30.06.25	£m	£m	£m	£m	£m	£m	£m
Net interest income	3,677	701	407	631	1,318	288	7,022
Non-interest income	516	302	290	6,549	369	(152)	7,874
Total income	4,193	1,003	697	7,180	1,687	136	14,896
Of which inter-segmental income/(expense)	1	985	915	(1,895)	(3)	(3)	-

Operating costs	(2,283)	(474)	(472)	(3,993)	(803)	(382)	(8,407)
UK regulatory levies	(43)	(24)	(2)	(27)	-	-	(96)
Litigation and conduct	(29)	(39)	-	(11)	(3)	(5)	(87)
Total operating expenses	(2,355)	(537)	(474)	(4,031)	(806)	(387)	(8,590)
Other net income	-	-	-	-	-	9	9
Profit/(loss) before impairment	1,838	466	223	3,149	881	(242)	6,315
Credit impairment (charges)/releases	(237)	(31)	11	(139)	(711)	(5)	(1,112)
Profit/(loss) before tax	1,601	435	234	3,010	170	(247)	5,203

As at 31.12.25	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	299.6	71.3	41.9	1,072.4	34.6	24.4	1,544.2
Total liabilities	280.3	103.7	80.4	965.9	25.4	10.2	1,465.9

Inter-segmental income/(expense) refers to the internal charging of revenues between different business segments, reflecting how resources such as funding, capital, or services are utilised across the organisation. Segments which operate with a net customer deposit position contribute surplus deposits as a funding source for other Group segment activities.

1	Other net income represents the share of post-tax results of associates and joint ventures.

3.   Net fee and commission income

Fee and commission income is disaggregated below and includes a total for fees in scope of IFRS 15, Revenue from Contracts with Customers.
	Barclays UK	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Group
Half year ended 30.06.26	£m	£m	£m	£m	£m	£m	£m
Fee type
Transactional	610	229	14	165	1,205	115	2,338
Advisory	-	-	174	452	-	-	626
Brokerage and execution	95	-	91	1,095	-	-	1,281
Underwriting and syndication	18	58	-	1,451	62	-	1,589
Other	2	-	-	-	-	8	10
Total revenue from contracts with customers	725	287	279	3,163	1,267	123	5,844
Other non-contract fee income	-	14	-	87	-	-	101
Fee and commission income	725	301	279	3,250	1,267	123	5,945
Fee and commission expense	(241)	(43)	(21)	(734)	(921)	(26)	(1,986)
Net fee and commission income	484	258	258	2,516	346	97	3,959

	Barclays UK	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Group
Half year ended 30.06.25	£m	£m	£m	£m	£m	£m	£m
Fee type
Transactional	608	229	15	171	1,333	140	2,496
Advisory	-	-	166	282	-	-	448
Brokerage and execution	100	-	79	979	-	-	1,158
Underwriting and syndication	18	51	-	1,391	-	-	1,460
Other	6	-	-	-	-	9	15
Total revenue from contracts with customers	732	280	260	2,823	1,333	149	5,577
Other non-contract fee income	-	14	-	65	-	-	79
Fee and commission income	732	294	260	2,888	1,333	149	5,656
Fee and commission expense	(242)	(46)	(18)	(675)	(959)	(32)	(1,972)
Net fee and commission income	490	248	242	2,213	374	117	3,684

Fee types
Transactional fees are service charges on deposit accounts, cash management services and transactional processing fees. These include interchange and merchant fee income generated from credit and bank card usage.

Advisory fees are generated from wealth management services and investment banking advisory services related to mergers, acquisitions and financial restructurings.

Brokerage and execution fees are earned for executing client transactions with various exchanges and over-the-counter markets and assisting clients in clearing transactions and facilitating foreign exchange transactions for spot/forward contracts.

Underwriting and syndication fees are earned for the distribution of client equity or debt securities and the arrangement and administration of a loan syndication. These include commitment fees to provide loan financing.

4.   Staff costs
	Half year ended 30.06.26	Half year ended 30.06.25
Compensation costs	£m	£m
Upfront bonus charge	887	679
Deferred bonus charge	390	304
Other incentives	35	29
Performance costs	1,312	1,012
Salaries	2,559	2,549
Social security costs	495	442
Post-retirement benefits	287	280
Other compensation costs	362	354
Total compensation costs	5,015	4,637

Other resourcing costs
Outsourcing	457	437
Redundancy and restructuring	101	83
Temporary staff costs	37	33
Other	60	64
Total other resourcing costs	655	617

Total staff costs	5,670	5,254

Barclays Group compensation costs as a % of total income	30.4%	31.1%

5.   Infrastructure, administration and general expenses
	Half year ended 30.06.26	Half year ended 30.06.25
Infrastructure costs	£m	£m
Property and equipment	1,016	923
Depreciation and amortisation	863	885
Impairment of property, equipment and intangible assets	3	8
Total infrastructure costs	1,882	1,816

Administration and general expenses
Consultancy, legal and professional fees	382	371
Marketing and advertising	330	287
Other administration and general expenses	609	679
Total administration and general expenses	1,321	1,337

Total infrastructure, administration and general expenses	3,203	3,153

6.   Earnings per share
	Half year ended 30.06.26	Half year ended 30.06.25
	£m	£m
Profit attributable to ordinary equity holders of the parent	4,191	3,523

	m	m
Basic weighted average number of shares in issue	13,645	14,262
Number of potential ordinary shares	435	513
Diluted weighted average number of shares	14,080	14,775

	p	p
Basic earnings per ordinary share	30.7	24.7
Diluted earnings per ordinary share	29.8	23.8

7.   Dividends on ordinary shares
	Half year ended 30.06.26		Half year ended 30.06.25
	Per share	Total	Per share	Total
Dividends paid during the period	p	£m	p	£m
Full year dividend paid during period	5.60	769	5.50	791

It is Barclays' policy to declare and pay dividends on a semi-annual basis. The 2025 full year dividend of 5.6p per ordinary share was paid on 31 March 2026 to the shareholders on the Share Register on 20 February 2026. A half year dividend for 2026 of 5.9p (H125: 3.0p) per ordinary share will be paid on 15 September 2026.

For qualifying American Depositary Receipt (ADR) holders, the half year dividend of 5.9p per ordinary share becomes 23.6p per American Depositary Share (ADS) (representing four shares). The depositary bank will post the half year dividend on 15 September 2026 to ADR holders on the record at close of business on 7 August 2026.

The Directors have confirmed their intention to initiate a share buyback of up to £1,000m after the balance sheet date. The share buyback is expected to commence in the third quarter of 2026. The financial statements for the six months ended 30 June 2026 do not reflect the impact of the proposed share buyback, which will be accounted for as and when shares are repurchased by the Company.

8.   Derivative financial instruments
	Contract notional amount	Fair value
		Assets	Liabilities
As at 30.06.26	£m	£m	£m
Foreign exchange derivatives	10,343,102	88,073	(82,139)
Interest rate derivatives	103,471,652	96,185	(82,336)
Credit derivatives	1,974,655	8,832	(9,520)
Equity and stock index and commodity derivatives	4,586,752	108,290	(117,071)
Derivative assets/(liabilities) held for trading	120,376,161	301,380	(291,066)

Derivatives in hedge accounting relationships
Derivatives designated as cash flow hedges	161,205	2,132	(100)
Derivatives designated as fair value hedges	176,326	50	(576)
Derivatives designated as hedges of net investments	4,442	40	(43)
Derivative assets/(liabilities) designated in hedge accounting relationships	341,973	2,222	(719)

Total recognised derivative assets/(liabilities)	120,718,134	303,602	(291,785)

As at 31.12.25
Foreign exchange derivatives	8,534,098	74,246	(71,778)
Interest rate derivatives	86,471,333	93,166	(79,718)
Credit derivatives	1,736,768	7,851	(8,379)
Equity and stock index and commodity derivatives	3,729,728	74,480	(80,252)
Derivative assets/(liabilities) held for trading	100,471,927	249,743	(240,127)

Derivatives in hedge accounting relationships
Derivatives designated as cash flow hedges	151,412	2,485	(86)
Derivatives designated as fair value hedges	164,515	75	(552)
Derivatives designated as hedges of net investments	4,389	156	(43)
Derivative assets/(liabilities) designated in hedge accounting relationships	320,316	2,716	(681)

Total recognised derivative assets/(liabilities)	100,792,243	252,459	(240,808)

The IFRS netting posted against derivative assets was £37bn including £5bn of cash collateral netted (December 2025: £43bn including £6bn cash collateral netted) and £38bn for liabilities including £5bn of cash collateral netted (December 2025: £43bn including £5bn of cash collateral netted). Derivative asset exposures would be £273bn (December 2025: £226bn) lower than reported under IFRS if netting were permitted for assets and liabilities with the same counterparty or for which the Group holds cash collateral of £36bn (December 2025: £31bn). Similarly, derivative liabilities would be £265bn (December 2025: £218bn) lower reflecting counterparty netting and cash collateral placed of £28bn (December 2025: £23bn). In addition, non-cash collateral of £14bn (December 2025: £13bn) was held in respect of derivative assets £5bn (December 2025: £5bn) was placed in respect of derivative liabilities. Collateral amounts are limited to net on balance sheet exposure so as to not include over-collateralisation

9.   Fair value of financial instruments

This note should be read in conjunction with Note 17, Fair value of financial instruments of the Barclays PLC Annual Report 2025 which provides more detail regarding accounting policies adopted, valuation methodologies used in calculating fair value and the valuation control framework which governs oversight of valuations. There have been no changes in the accounting policies adopted in the period. During the period, the Group further enhanced its fair value levelling framework. These enhancements enabled a more granular assessment of input observability and a broader application of significance assessments in determining the fair value hierarchy classification of financial instruments.

Valuation
The following table shows the Group's assets and liabilities that are held at fair value disaggregated by the fair value hierarchy and balance sheet classification:

Assets and liabilities held at fair value
	Valuation techniques used
	Quoted market prices	Observable inputs	Significant unobservable inputs
	Level 1	Level 2	Level 3	Total
As at 30.06.26	£m	£m	£m	£m
Trading portfolio assets	129,002	72,322	8,778	210,102
Financial assets at fair value through the income statement	6,666	201,409	5,025	213,100
Derivative financial instruments	61	301,565	1,976	303,602
Financial assets at fair value through other comprehensive income	55,653	24,918	2,441	83,012
Investment property	-	-	42	42
Total assets	191,382	600,214	18,262	809,858
Trading portfolio liabilities	(63,674)	(14,652)	(79)	(78,405)
Financial liabilities designated at fair value	(1,678)	(317,749)	(2,498)	(321,925)
Derivative financial instruments	(47)	(288,883)	(2,855)	(291,785)
Total liabilities	(65,399)	(621,284)	(5,432)	(692,115)

As at 31.12.25
Trading portfolio assets	111,158	68,556	10,347	190,061
Financial assets at fair value through the income statement	5,140	173,140	8,577	186,857
Derivative financial instruments	108	250,639	1,712	252,459
Financial assets at fair value through other comprehensive income	51,717	19,578	3,099	74,394
Investment property	-	-	43	43
Total assets	168,123	511,913	23,778	703,814
Trading portfolio liabilities	(42,917)	(14,733)	(87)	(57,737)
Financial liabilities designated at fair value	(1,702)	(287,532)	(4,874)	(294,108)
Derivative financial instruments	(93)	(237,650)	(3,065)	(240,808)
Total liabilities	(44,712)	(539,915)	(8,026)	(592,653)

The following table shows the Group's Level 3 assets and liabilities that are held at fair value disaggregated by product type:

As at 30.06.26	Loans	Corporate debt	Asset backed securities	Government and Government sponsored debt	Private equity investments	Issued debt	Reverse repurchase and repurchase agreements	Interest rate derivatives	Equity derivatives	Other products1	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Trading portfolio assets	3,156	1,873	1,670	1,342	-	-	-	-	-	737	8,778
Financial assets at fair value through the income statement	2,979	465	271	33	1,183	-	-	-	-	94	5,025
Derivative financial instruments	-	-	-	-	-	-	-	942	289	745	1,976
Financial assets at fair value through other comprehensive income	2,192	227	11	7	4	-	-	-	-	-	2,441
Investment property	-	-	-	-	-	-	-	-	-	42	42
Total assets	8,327	2,565	1,952	1,382	1,187	-	-	942	289	1,618	18,262
Trading portfolio liabilities	-	(46)	-	(4)	-	-	-	-	-	(29)	(79)
Financial liabilities designated at fair value	-	-	-	-	(20)	(2,397)	-	-	-	(81)	(2,498)
Derivative financial instruments	-	-	-	-	-	-	-	(1,436)	(424)	(995)	(2,855)
Total liabilities	-	(46)	-	(4)	(20)	(2,397)	-	(1,436)	(424)	(1,105)	(5,432)

As at 31.12.25	Loans	Corporate debt	Asset backed securities	Government and Government sponsored debt	Private equity investments	Issued debt	Reverse repurchase and repurchase agreements	Interest rate derivatives	Equity derivatives	Other products1	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Trading portfolio assets	5,667	1,849	874	1,513	-	-	-	-	-	444	10,347
Financial assets at fair value through the income statement	5,990	905	188	33	1,260	-	97	-	-	104	8,577
Derivative financial instruments	-	-	-	-	-	-	-	759	522	431	1,712
Financial assets at fair value through other comprehensive income	2,235	25	756	79	4	-	-	-	-	-	3,099
Investment property	-	-	-	-	-	-	-	-	-	43	43
Total assets	13,892	2,779	1,818	1,625	1,264	-	97	759	522	1,022	23,778
Trading portfolio liabilities	-	(36)	-	(34)	-	-	-	-	-	(17)	(87)
Financial liabilities designated at fair value	-	-	-	-	(20)	(3,760)	(887)	-	-	(207)	(4,874)
Derivative financial instruments	-	-	-	-	-	-	-	(612)	(1,602)	(851)	(3,065)
Total liabilities	-	(36)	-	(34)	(20)	(3,760)	(887)	(612)	(1,602)	(1,075)	(8,026)

1	Other products include certificate of deposits, funds and fund-linked products, equity cash products, investment property, credit derivatives and foreign exchange derivatives.

Assets and liabilities transferred between Level 1 and Level 2

During the six-month period ended 30 June 2026, there were no assets or liabilities transferred between Level 1 and Level 2 (year ended 31 December 2025: £42.7bn assets and £(9.9)bn liabilities transferred from Level 2 to Level 1).

Level 3 movement analysis

The following table summarises the movements in the Level 3 balances during the six-month period. Transfers have been reflected as if they had taken place at the beginning of the period.

Assets and liabilities transferred between Level 2 and Level 3 primarily reflect the application of the enhanced fair value levelling framework, including refinements to observability assessments and significance testing methodologies, together with the reassessment of fair value hierarchy classifications at the reporting date. Transfers include £4.7bn assets and £(2.3)bn liabilities transferred from Level 3 to Level 2 reflecting these enhancements.

Analysis of movements in Level 3 assets and liabilities
	As at 01.01.26					Total gains and (losses) in the period recognised in the income statement		Total gains and (losses) in the period recognised in OCI	Transfers		As at 30.06.26
		Purchases	Sales	Issues	Settlements	Trading income2	Other income		In	Out
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Trading portfolio assets	10,347	4,116	(2,052)	-	(2,133)	35	-	-	586	(2,121)	8,778
Financial assets at fair value through the income statement	8,577	1,472	(1,212)	-	(1,164)	(35)	17	-	31	(2,661)	5,025
Financial assets at fair value through other comprehensive income	3,099	466	(246)	-	(953)	8	-	-	146	(79)	2,441
Investment property	43	-	-	-	-	(1)	-	-	-	-	42
Trading portfolio liabilities	(87)	(62)	41	-	-	12	-	-	(15)	32	(79)
Financial liabilities designated at fair value	(4,874)	-	-	(1,278)	504	67	-	-	(265)	3,348	(2,498)
Net derivative financial instruments1	(1,353)	(495)	64	-	-	104	1	-	(79)	879	(879)
Total	15,752	5,497	(3,405)	(1,278)	(3,746)	190	18	-	404	(602)	12,830

	As at 01.01.25					Total gains and (losses) in the period recognised in the income statement		Total gains and (losses) in the period recognised in OCI	Transfers		As at 30.06.25
		Purchases	Sales	Issues	Settlements	Trading income2	Other income		In	Out
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Trading portfolio assets	10,115	4,125	(3,524)	-	(1,147)	136	-	-	439	(265)	9,879
Financial assets at fair value through the income statement	8,424	2,469	(1,200)	-	(573)	(75)	8	-	63	(285)	8,831
Financial assets at fair value through other comprehensive income	3,739	566	(1,447)	-	(6)	2	29	-	307	(12)	3,178
Investment property	9	33	-	-	-	-	-	-	-	-	42
Trading portfolio liabilities	(395)	(46)	28	-	-	37	-	-	(57)	9	(424)
Financial liabilities designated at fair value	(3,258)	-	91	(617)	31	88	-	-	(179)	996	(2,848)
Net derivative financial instruments1	(1,104)	(17)	249	-	-	166	3	-	(34)	(135)	(872)
Total	17,530	7,130	(5,803)	(617)	(1,695)	354	40	-	539	308	17,786

1
The derivative financial instruments are represented on a net basis. On a gross basis, derivative financial assets were £1,976m (June 2025: £1,989m) and derivative financial liabilities were £(2,855)m (June 2025: £(2,861)m).

2	Trading income represents gains and losses on Level 3 financial instruments which in the majority are offset by losses and gains on financial instruments disclosed in Level 2.

Unrealised gains and losses on Level 3 assets and liabilities

The following table discloses the unrealised gains and losses recognised in the six-month period arising on Level 3 assets and liabilities held at the period end.

	Half year ended 30.06.26				Half year ended 30.06.25
	Income statement		Other comprehensive income	Total	Income statement		Other comprehensive income	Total
	Trading income1	Other income			Trading income1	Other income
	£m	£m	£m	£m	£m	£m	£m	£m
Trading portfolio assets	26	-	-	26	21	-	-	21
Financial assets at fair value through the income statement	(46)	18	-	(28)	(74)	7	-	(67)
Financial assets at fair value through other comprehensive income	8	-	-	8	1	28	-	29
Investment property	-	-	-	-	-	-	-	-
Trading portfolio liabilities	12	-	-	12	34	-	-	34
Financial liabilities designated at fair value	70	-	-	70	87	-	-	87
Net derivative financial instruments	104	1	-	105	164	3	-	167
Total	174	19	-	193	233	38	-	271

1	Trading income represents gains and losses on Level 3 financial instruments which in the majority are offset by losses and gains on financial instruments disclosed in Level 2.

Valuation techniques and sensitivity analysis

Sensitivity analysis is performed on products with significant unobservable inputs (Level 3) to generate a range of reasonably possible alternative valuations. The sensitivity methodologies applied take account of the nature of valuation techniques used, as well as the availability and reliability of observable proxy and historical data and the impact of using alternative models. These methodologies primarily leverage the prudent valuation framework when determining sensitivities.

Sensitivities are based on either range or spread data from reliable reference source or a scenario based on relevant market analysis alongside the impact of using alternative models. Sensitivities are calculated without reflecting the impact of any diversification in the portfolio.

The valuation and sensitivity methodologies applied in the current period are consistent with those described in Note 17, Fair value of financial instruments, in the Barclays PLC Annual Report 2025.

Sensitivity analysis of valuations using unobservable inputs (Relates to Level 3 Portfolios)

	As at 30.06.26				As at 31.12.25
	Favourable changes		Unfavourable changes		Favourable changes		Unfavourable changes
	Income statement	Equity	Income statement	Equity	Income statement	Equity	Income statement	Equity
	£m	£m	£m	£m	£m	£m	£m	£m
Loans	187	3	(229)	(40)	245	21	(324)	(37)
Corporate debt	72	-	(87)	-	88	-	(68)	-
Asset backed securities	110	1	(88)	(1)	51	6	(43)	(6)
Government and Government sponsored debt	55	-	(53)	-	45	-	(41)	-
Private equity investments	210	-	(210)	-	218	1	(218)	(1)
Interest rate derivatives	127	-	(131)	-	109	-	(134)	-
Equity derivatives	375	-	(375)	-	336	-	(336)	-
Other products1	60	21	(61)	(34)	109	312	(108)	(89)
Total	1,196	25	(1,234)	(75)	1,201	340	(1,272)	(133)

1
Other products include issued debt, certificate of deposits, funds and fund-linked products, equity cash products, reverse repurchase and repurchase agreements, credit derivatives and foreign exchange derivatives.

The effect of stressing unobservable inputs to a range of reasonably possible alternatives, alongside considering the impact of using alternative models, would be to increase fair values by up to £1,221m (December 2025: £1,541m) or to decrease fair values by up to £1,309m (December 2025: £1,405m) with substantially all of the potential effect impacting profit and loss rather than reserves.

Significant unobservable inputs

The valuation techniques and significant unobservable inputs for Level 3 assets and liabilities recognised at fair value are broadly consistent with Note 17, Fair value of financial instruments in the Barclays PLC Annual Report 2025.

Fair value adjustments

Key balance sheet valuation adjustments are quantified below:
	As at 30.06.26	As at 31.12.25
	£m	£m
Exit price adjustments derived from market bid-offer spreads	(715)	(628)
Uncollateralised derivative funding	49	62
Derivative credit valuation adjustments	(162)	(155)
Derivative debit valuation adjustments	103	119

Unrecognised gains as a result of the use of valuation models using unobservable inputs

The amount that is yet to be recognised in income, relating to the difference between the transaction price (the fair value at initial recognition) and the amount that would have arisen had valuation models using unobservable inputs been used on initial recognition, is £227m (December 2025: £264m) for financial instruments measured at fair value. These unrecognised gains decreased by amortisation and releases of £73m (December 2025: £64m) partly offset by additions and FX revaluation of £36m (December 2025: £55m). For financial instruments carried at amortised cost, the amount that is yet to be recognised in income is £163m (December 2025: £164m). There are amortisation and releases of £6m (December 2025: £9m) offset by additions of £5m (December 2025: £nil).

Third party credit enhancements

Structured and brokered certificates of deposit issued by the Group are insured up to $250,000 per depositor by the Federal Deposit Insurance Corporation (FDIC) in the United States. The FDIC is funded by fees that Barclays and other banks pay for deposit insurance coverage. The carrying value of these issued certificates of deposit that are designated under the IFRS 9 fair value option includes this third-party credit enhancement. The on-balance sheet value of these brokered certificates of deposit amounted to £1,948m (December 2025: £4,156m).

Comparison of carrying amounts and fair values for assets and liabilities not held at fair value

Valuation methodologies employed in calculating the fair value of financial assets and liabilities not held at fair value are consistent with those described within Note 17, Fair value of financial instruments in the Barclays PLC Annual Report 2025.

The following table summarises the fair value of financial assets and liabilities not held at fair value on the Group's balance sheet:
	As at 30.06.26		As at 31.12.25
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets	£m	£m	£m	£m
Debt securities at amortised cost	73,519	72,595	68,475	67,442
Loans and advances at amortised cost	371,301	368,550	361,523	361,517
Reverse repurchase agreements and other similar secured lending	12,100	12,100	17,622	17,622
Assets included in disposal groups classified as held for sale	-	-	5,801	6,065

Financial liabilities
Deposits at amortised cost	(594,357)	(594,358)	(585,613)	(585,689)
Repurchase agreements and other similar secured borrowing	(30,704)	(30,704)	(25,170)	(25,170)
Debt securities in issue	(126,837)	(129,065)	(119,033)	(121,439)
Subordinated liabilities	(11,098)	(11,571)	(12,954)	(13,483)

10. Goodwill and intangible assets

As part of the preparation of the Barclays Group's financial statements for the year ended 31 December 2025, an impairment review of its goodwill and intangible asset balances was performed. The outcome of this review is disclosed on pages 452-453 of the Barclays PLC Annual Report 2025. No impairment was recognised as a result of the review as value in use exceeded carrying amount. A review of the Group's goodwill and intangible assets as at 30 June 2026 did not identify any factors indicating impairment.

On 1 May 2026, Barclays completed the acquisition of Best Egg, resulting in a £0.1bn increase in intangible assets and the recognition of £0.4bn of goodwill. As at 30 June 2026, management has not identified any indicators of impairment in respect of the goodwill arising on acquisition.

11. Subordinated liabilities
	Half yearended30.06.26	Year ended 31.12.25
	£m	£m
Opening balance as at 1 January	12,954	11,921
Issuances	750	1,772
Redemptions	(2,573)	(727)
Other	(33)	(12)
Closing balance	11,098	12,954

Issuances of £750m comprise GBP 6.174% Fixed Rate Resetting Subordinated Callable Notes issued externally by Barclays PLC.

Redemptions of £2,573m comprise £862m EUR 1.125% Fixed Rate Resetting Subordinated Callable Notes, £1,505m USD 5.200% Fixed Rate Subordinated Notes issued externally by Barclays PLC, £155m ZAR Floating Rate Notes issued externally by a Barclays Bank PLC Subsidiary and £51m GBP junior securitisation notes issued externally by a Barclays securitisation special purpose vehicle (SPV).

Other movements predominantly comprise foreign exchange movements and fair value hedge adjustments.

12. Provisions
	As at 30.06.26	As at 31.12.25
	£m	£m
Customer redress	623	543
Legal, competition and regulatory matters	44	79
Redundancy and restructuring	168	190
Undrawn contractually committed facilities and guarantees	433	416
Onerous contracts	28	41
Sundry provisions	385	395
Total	1,681	1,664

Further information in respect of customer redress, legal, competition and regulatory matters is provided in Note 16.

13. Retirement benefits

As at 30 June 2026, the Group's IAS 19 net retirement benefit assets were £3.1bn (December 2025: £3.0bn). The two Sections of the UK Retirement Fund (UKRF), which are the Group's main defined benefit pension schemes, had IAS 19 net retirement benefit assets of £3.2bn (December 2025: £3.3bn).

Following sectionalisation of the UKRF at 1 July 2025, the first triennial valuations of the Barclays Bank and Barclays UK sections have been completed during 2026. Results for each are shown below.

Barclays Bank Section of the UKRF
The triennial valuation of the Barclays Bank Section showed a funding surplus of £1.9bn at 30 September 2025.
As part of the valuation the Trustee and Barclays Bank PLC agreed an annual adequacy test on a more prudent basis than IAS 19 and funding. Should the Barclays Bank Section be sufficiently funded on this basis, regular employer contributions to fund future pension accrual will not be required in the following calendar year. The test was passed at September 2025, so no regular employer contributions are required for 2026.

Barclays UK Section of the UKRF
The triennial valuation of the Barclays UK Section showed a funding surplus of £83m at 30 September 2025. Barclays Bank UK PLC will continue to meet the costs of ongoing accrual and administration expenses for this Section.
The next triennial actuarial valuations for both Sections of the UKRF are due to be completed in 2029 with an effective date of 30 September 2028.

14. Other reserves

Currency translation reserve
The currency translation reserve represents the cumulative gains and losses on the retranslation of the Group's net investment in foreign operations, net of the effects of hedging.

Fair value through other comprehensive income reserve
The fair value through other comprehensive income reserve represents the changes in the fair value of financial instruments accounted for at fair value through other comprehensive income since initial recognition.

Cash flow hedging reserve
The cash flow hedging reserve represents the cumulative gains and losses on effective cash flow hedging instruments that will be recycled to the income statement when the hedged transactions affect profit or loss.

Own credit reserve
The own credit reserve reflects the cumulative own credit gains and losses on financial liabilities at fair value. Amounts in the own credit reserve are not recycled to profit or loss in future periods.

Other reserves and treasury shares
Other reserves relate to redeemed ordinary and preference shares issued by the Group. Treasury shares relate to Barclays PLC shares held principally in relation to the Group's various share schemes. Treasury shares are deducted from shareholders' equity within other reserves.
	As at 30.06.26	As at 31.12.25
	£m	£m
Currency translation reserve	2,712	2,493
Fair value through other comprehensive income reserve	(1,000)	(1,100)
Cash flow hedging reserve	(1,548)	(666)
Own credit reserve	(652)	(990)
Other reserves and treasury shares	1,981	1,891
Total	1,493	1,628

15. Contingent liabilities and commitments
	As at 30.06.26	As at 31.12.25
	£m	£m
Guarantees and letters of credit pledged as collateral security	17,687	16,749
Performance guarantees, acceptances and endorsements	8,235	8,625
Documentary credits and other short-term trade related transactions	1,263	1,103
Standby facilities, credit lines and other commitments	429,277	423,503
Total 1	456,462	449,980

1	Includes exposures relating to financial assets classified as assets held for sale.

Further details on contingent liabilities, where it is not practicable to disclose an estimate of the potential financial effect on Barclays relating to legal and competition and regulatory matters can be found in Note 16.

16. Legal, competition and regulatory matters

The Group faces legal, competition and regulatory challenges, many of which are beyond our control. The extent of the impact of these matters cannot always be predicted but may materially impact our operations, financial results, condition and prospects. Matters arising from a set of similar circumstances can give rise to either a contingent liability or a provision, or both, depending on the relevant facts and circumstances.

The recognition of provisions in relation to such matters involves critical accounting estimates and judgements in accordance with the relevant accounting policies applicable to Note 12, Provisions. We have not disclosed an estimate of the potential financial impact or effect on the Group of contingent liabilities where it is not currently practicable to do so. Various matters detailed in this note seek damages of an unspecified amount. While certain matters specify the damages claimed, such claimed amounts do not necessarily reflect the Group's potential financial exposure in respect of those matters.

Matters are ordered under headings corresponding to the financial statements in which they are disclosed.

1. Barclays PLC and Barclays Bank PLC

Civil actions related to LIBOR and other benchmarks

Various individuals and corporates in a range of jurisdictions have threatened or brought civil actions against the Group and other banks in relation to the alleged manipulation of LIBOR and/or other benchmarks.

US civil actions related to LIBOR

Multiple civil actions have been filed in the US against the Group and other banks alleging manipulation of USD LIBOR, Sterling LIBOR and the LIBOR benchmark that was administered by the Intercontinental Exchange Inc. and certain of its affiliates (ICE LIBOR).

With respect to USD LIBOR, one action alleging that Barclays Bank PLC, Barclays Capital Inc. (BCI) and other financial institutions individually and collectively violated provisions of the US Sherman Antitrust Act (Sherman Act), the US Commodity Exchange Act, the US Racketeer Influenced and Corrupt Organizations Act (RICO), the US Securities Exchange Act of 1934 and various state laws by manipulating USD LIBOR rates remains, seeking unspecified damages. In 2025, the US federal district court in the Southern District of New York (SDNY) granted the defendants' motion for summary judgment and dismissed the remaining USD LIBOR litigations, including the action against the Group. The plaintiffs are appealing the decision.

Non-US benchmarks civil actions
Proceedings are ongoing in Spain and Italy relating to alleged manipulation of LIBOR and EURIBOR.

Foreign exchange civil actions
Legal proceedings have been brought or are threatened against Barclays PLC, Barclays Bank PLC, BCI and Barclays Execution Services Limited (BX) in connection with alleged manipulation of foreign exchange in the UK, the Netherlands, Israel and Brazil. In Israel, a settlement in principle has been agreed subject to court approval. The settlement is not material to the Group's operating results, cash flows or financial position.

The above-mentioned proceedings include a class action filed against Barclays PLC, Barclays Bank PLC, BX, BCI and other financial institutions in the UK Competition Appeal Tribunal (CAT) in 2019. The CAT refused to certify the claim in 2022. In 2025, the UK Supreme Court issued a judgment in the defendants' favour, establishing that this claim cannot be brought as an opt-out class action. The case has been remitted to the CAT for a hearing in July 2026 to determine the defendants' application to dismiss the claim and the claimant's application for further time to bring an opt-in claim.

Metals-related civil actions
A US civil complaint alleging manipulation of the price of silver in violation of the US Commodity Exchange Act, the Sherman Act and state antitrust and consumer protection laws was brought by a proposed class of plaintiffs against a number of banks, including Barclays Bank PLC, BCI and BX. The complaint, which is filed in the SDNY, was dismissed against the Barclays entities and certain other defendants in 2018, and against the remaining defendants in 2023. The plaintiffs have appealed the dismissal of the complaint against all defendants.

Civil actions have also been filed in Canadian courts against Barclays PLC, Barclays Bank PLC, Barclays Capital Canada Inc. and BCI on behalf of proposed classes of plaintiffs alleging manipulation of gold and silver prices. The Barclays entities have reached a settlement which will require court approval. The settlement is not material to the Group's operating results, cash flows or financial position.

US residential mortgage-related civil action
There remains one US Residential Mortgage-Backed Securities (RMBS) related civil action arising from unresolved repurchase requests submitted by Trustees for certain RMBS, alleging breaches of various loan-level representations and warranties made by Barclays Bank PLC and/or a subsidiary acquired in 2007. Barclays' motion to dismiss the action was denied in 2023. The parties appealed the decision and in January 2025, the appellate court reversed the lower court's decision and dismissed the action. The plaintiff's request for review by the New York State Court of Appeals was denied in May 2026, concluding the matter.

Government and agency securities civil actions

Treasury auction securities civil actions
A consolidated purported class action filed in US federal court against Barclays Bank PLC, BCI and other financial institutions under the Sherman Act and state common law was dismissed, which was affirmed on appeal. The plaintiffs did not seek US Supreme Court review, concluding the matter.

Certain plaintiffs have filed a direct action against BCI and certain other financial institutions, alleging that defendants conspired to fix and manipulate the US Treasury securities market in violation of the Sherman Act, the US Commodity Exchange Act and state common law. This action remains stayed.

Variable Rate Demand Obligations civil actions
Civil actions have been filed against Barclays Bank PLC and BCI and other financial institutions alleging the defendants conspired or colluded to artificially inflate interest rates set for Variable Rate Demand Obligations (VRDOs). VRDOs are municipal bonds with interest rates that reset on a periodic basis, most commonly weekly. An action in state court has been filed by private plaintiffs on behalf of the state of California. A settlement in principle has been agreed in that action, subject to court approval. This settlement is not material to the Group's operating results, cash flows or financial position. In addition, three purported class action complaints have been consolidated in the SDNY. In the consolidated SDNY class action, certain of the plaintiffs' claims were dismissed in 2020 and 2022 and the plaintiffs' motion for class certification was granted in 2023, which means the case may proceed as a class action.

Credit Default Swap civil action

A purported antitrust class action is pending in New Mexico federal court against Barclays Bank PLC, BCI and various other financial institutions. The plaintiffs, the New Mexico State Investment Council and certain New Mexico pension funds, allege that the defendants conspired to manipulate the benchmark price used to value Credit Default Swap (CDS) contracts at settlement (i.e. the CDS final auction price). The plaintiffs allege violations of US antitrust laws and the US Commodity Exchange Act, and unjust enrichment under state law. The defendants' motion to dismiss was denied in 2023. In 2024, the SDNY ruled that settlement in an earlier CDS antitrust litigation bars these plaintiffs from asserting claims based on conduct occurring before 30 June 2014. The plaintiffs appealed to the Second Circuit and the appeal was denied in 2025. The case has returned to New Mexico federal court and the defendants have filed a motion for judgment on the pleadings.

Interest rate swap and credit default swap US civil actions
Barclays PLC, Barclays Bank PLC and BCI, together with other financial institutions that act as market makers for interest rate swaps (IRS), are named as defendants in several antitrust actions brought by certain swap execution facilities, which are pending in the SDNY. The complaints allege the defendants conspired to prevent the development of exchanges for IRS and demand unspecified money damages.

BDC Finance L.L.C.
In 2008, BDC Finance L.L.C. (BDC) filed a complaint in the Supreme Court of the State of New York, demanding damages of $298m, alleging that Barclays Bank PLC had breached a contract in connection with a portfolio of total return swaps governed by an ISDA Master Agreement. Following a trial, the court ruled in 2018 that Barclays Bank PLC was not a defaulting party, which was affirmed on appeal. Barclays Bank PLC filed a counterclaim against BDC for damages, legal fees, expenses and interest. A trial on damages took place in June 2026 and proceedings are ongoing.

Civil actions in respect of the US Anti-Terrorism Act
Since 2014, eight civil actions, on behalf of more than 4,000 plaintiffs, were filed in US federal courts in the US District Court in the Eastern District of New York (EDNY) and SDNY against Barclays Bank PLC and a number of other banks. The complaints generally allege that Barclays Bank PLC and those banks engaged in a conspiracy to facilitate US dollar-denominated transactions for the Iranian government and various Iranian banks, which in turn funded acts of terrorism that injured or killed the plaintiffs or the plaintiffs' family members. The plaintiffs seek to recover damages for pain, suffering and mental anguish under the US Anti-Terrorism Act, which allows for the trebling of any proven damages.

The court granted the defendants' motions to dismiss three out of the six actions in the EDNY. The plaintiffs appealed in one action and the dismissal was affirmed, and judgment was entered, in 2023. The plaintiffs' motion to vacate the judgment was denied in 2025. The other two dismissed actions in the EDNY were consolidated into one action. The plaintiffs in that action, and in one other action in the EDNY, filed amended complaints. The defendants' motion to dismiss the consolidated action was granted as to all claims against Barclays and the other defendant banks except for one bank, which is seeking reconsideration. The other actions in the EDNY are currently stayed. Out of the two actions in the SDNY, the court granted the defendants' motion to dismiss the first action. That action is stayed, and the second SDNY action is stayed pending any appeal on the dismissal of the first.

Shareholder derivative action
In 2020, a purported Barclays shareholder filed a purported derivative action in New York state court against BCI and a number of current and former members of the Board of Directors of Barclays PLC and senior executives or employees of the Group. The shareholder plaintiff filed the claim on behalf of nominal defendant Barclays PLC, alleging that the individual defendants harmed the company through breaches of their duties, including under the Companies Act 2006. The plaintiff sought damages on behalf of Barclays PLC for the losses that Barclays PLC allegedly suffered as a result of these alleged breaches. An amended complaint was filed in 2021, which BCI and certain other defendants moved to dismiss. The motion to dismiss was granted in 2022. The plaintiff appealed the decision, and the dismissal was unanimously affirmed in 2023 by the First Judicial Department in New York. The plaintiff appealed the First Judicial Department's decision to the New York Court of Appeals. The dismissal was affirmed by the New York Court of Appeals in May 2025, concluding the matter. In November 2025, the same plaintiff filed a new complaint in New York state court against the same defendants. In February 2026, the plaintiff voluntarily dismissed the new complaint. The dismissal received court approval in March 2026, concluding the matter.

Motor finance commission arrangements
From 2003 to late 2019, Barclays, through Clydesdale Financial Services Limited (CFSL), a wholly-owned subsidiary of the Group, provided motor finance to customers in the UK. In 2020, CFSL was transferred from Barclays Bank PLC to Barclays Principal Investments Ltd (BPIL), another subsidiary of Barclays PLC. Barclays Bank PLC has provided an intragroup indemnity to BPIL in respect of historical litigation and conduct matters relating to CFSL.

In January 2024, the FCA appointed a skilled person to review the historical use of discretionary commission arrangements and sales in the UK motor finance market. In October 2025, the FCA consulted on an industry-wide redress scheme for eligible motor finance customers where a commission was payable by the lender to the broker, and Barclays engaged with the FCA as part of this process. In March 2026, the FCA published its final rules for such scheme.

Barclays increased its provision in Q1 26 by £105m to reflect the expected financial impact of the redress scheme. The increase in provision was primarily driven by moving from a multi-scenario approach to a single scenario based on the FCA's final rules and higher compensatory interest. There has been no further increase in Q2 26 and the provision in respect of this matter is £430m as at 30 June 2026 (as at 31 December 2025: £325m). The provision as at 30 June 2026 reflects Barclays' estimate of cases in scope of the FCA redress scheme, the anticipated level of customer redress under the FCA's methodology (including compensatory interest at a minimum of 3% per annum), the estimated customer response rate (with reference to prior remediation exercises across the Group), and implementation costs. The ultimate financial impact could differ from the current estimate due to factors such as customer response rates and average cost of redress.

Barclays decided not to challenge the FCA's final rules in the interests of enabling a swift resolution for customers. However, Barclays strongly disagrees with aspects of the rules which require financial redress even where customers suffered no demonstrable financial harm. On 2 July 2026, the Upper Tribunal ordered a suspension of parts of the redress scheme following four legal challenges to the FCA's final rules. Such challenges will delay and may otherwise affect the implementation of the redress scheme. The legal and regulatory outcomes and the nature, extent and timing of any remediation action, therefore remain uncertain. Barclays has not incorporated the potential impact of any legal challenge into the provision estimate.

Over-issuance of securities in the US
In 2022, executive management became aware that Barclays Bank PLC had issued securities materially in excess of the set amount under its US shelf registration statements.

In 2023, holders of VXX ETNs brought a purported class action in the SDNY against Barclays PLC, Barclays Bank PLC, and former and current executives and board members in the US alleging, among other things, that Barclays' failure to disclose that these ETNs were unregistered securities misled investors and that, as a result, Barclays is liable for the holders' alleged losses following the suspension of further sales and issuances of the ETNs. The plaintiffs were granted leave to amend and filed a new complaint in March 2024. Barclays' motion to dismiss was granted in March 2025. The plaintiffs' motion for reconsideration was denied in June 2025. The plaintiffs appealed the decision, and in March 2026, the Second Circuit affirmed the dismissal, thereby concluding the matter.

In 2024, a purported class action was filed in the SDNY against Barclays PLC, Barclays Bank PLC and former and current executives. The plaintiff purports to bring claims on behalf of a class of short sellers, alleging that their short positions suffered substantial losses when Barclays suspended new issuances and sales of VXX ETNs as a result of the over-issuance of securities. Barclays' motion to dismiss was granted in March 2025. The plaintiff appealed the decision granting Barclays' motion to dismiss and, in December 2025, the Second Circuit affirmed the dismissal, thereby concluding the matter.

ABS related civil action
In February 2026, certain institutional investors filed a civil action in the SDNY against Barclays Bank PLC, BCI, and other financial institutions in connection with the collapse of a US-based subprime auto lender, Tricolor Auto Acceptance, LLC. The plaintiffs, who hold notes issued by the auto lender's securitisation trusts, allege that the banks (acting as warehouse lenders and initial purchasers in the securitisations) either knew of, or were willfully blind to, red flags of the auto lender's alleged fraud. The plaintiffs seek damages for alleged securities fraud in connection with the alleged losses on their associated notes, and also assert fraudulent transfer claims against the lenders. The defendants' motion to dismiss the action was granted in June 2026. The plaintiffs may appeal.

2. Barclays PLC, Barclays Bank PLC and Barclays Bank UK PLC

HM Revenue & Customs (HMRC) assessments concerning UK Value Added Tax
In 2018, HMRC issued notices that have the effect of either removing certain Barclays overseas subsidiaries that have operations in the UK from Barclays' UK VAT group or preventing them from joining it. Supplies between members of a UK VAT group are generally free from VAT. The notices had both retrospective and prospective effect. Barclays appealed HMRC's decisions to the First-Tier Tribunal (Tax Chamber) in relation to both the retrospective VAT assessments and the ongoing VAT payments made since 2018. £181m of VAT (inclusive of interest) was assessed retrospectively by HMRC covering the periods 2014 to 2018, of which approximately £128m is expected to be attributed to Barclays Bank UK PLC and £53m to Barclays Bank PLC. This retrospectively assessed VAT was paid in 2018 and an asset, adjusted to reflect expected eventual recovery, is recognised. Since 2018 Barclays has paid, and recognised as an expense, VAT on intra-group supplies from the relevant subsidiaries to the members of the VAT group. In 2024, the court upheld HMRC's denial of VAT grouping relating to one of the overseas subsidiaries. Barclays appealed this decision to the Upper Tribunal, which upheld HMRC's denial of VAT grouping in June 2026. Barclays has not sought to appeal this decision, but has other appeals filed in the Tax Chamber, both for this subsidiary and other overseas subsidiaries.

UK bank levy
In November 2024, HMRC updated its published guidance on the treatment of beneficiary accounts for the purposes of the exclusion of protected deposits from the UK bank levy charge. HMRC's interpretation of the UK bank levy legislation differs from Barclays' interpretation of the legislation, which has been applied in Barclays' UK bank levy returns and which Barclays continues to consider is correct. In December 2024, HMRC wrote to notify Barclays of its intention to challenge this treatment. Engagement with HMRC continues, and HMRC has not issued formal assessments.

3. Barclays PLC, Barclays Bank PLC and Barclays Bank Ireland PLC

Potential indemnity claim relating to the sale of Barclays Consumer Bank Europe
In January 2025, Barclays Bank Ireland PLC completed the sale of certain assets and liabilities, specifically the Consumer Bank Europe, its German consumer finance business, to BAWAG P.S.K., a wholly-owned subsidiary of BAWAG Group AG (BAWAG). As part of the transaction, Barclays Bank Ireland PLC provided BAWAG with a capped indemnity in relation to transfer taxes on certain assets. Discussions with the relevant taxation authority remain at an early stage and no formal assessment has been issued.

4. Barclays PLC

Civil action in respect of statements concerning Barclays' former CEO
In 2023, a purported class action was filed in federal court in California against Barclays PLC and a number of current and former senior executives of Barclays PLC. It was amended in 2024 to assert US securities law claims against Barclays PLC and individual defendants, and a UK securities law claim against Barclays PLC. The complaint seeks to hold the defendants responsible for declines in the price of Barclays PLC's American depositary receipts and Barclays PLC's ordinary shares, which the plaintiffs claim occurred as a result of alleged misstatements and omissions in Barclays' public disclosures relating to its former CEO's relationship with Jeffrey Epstein. Barclays PLC and an individual defendant's motion to dismiss was granted in part and denied in part in June 2025, while another individual defendant's motion to dismiss was denied. The defendants moved for reconsideration or, alternatively, leave to appeal, which is pending before the court. The plaintiffs filed a second amended complaint in July 2025, repleading the UK securities law claim against Barclays PLC and which Barclays PLC has moved to dismiss.

General
The Group is engaged in various other legal, competition and regulatory matters in the UK, the US and a number of other overseas jurisdictions. It is subject to legal proceedings brought by and against the Group which arise in the ordinary course of business from time to time, including (but not limited to) disputes in relation to contracts, securities, guarantees, debt collection, consumer credit, fraud, trusts, client assets, competition, data management and protection, intellectual property, money laundering, financial crime, employment, environmental and other statutory and common law issues.

The Group is also subject to enquiries and examinations, requests for information, audits, investigations and legal and other proceedings by regulators, governmental and other public bodies in connection with (but not limited to) consumer protection measures, the effectiveness of systems and controls, measures to combat money laundering and financial crime, compliance with legislation and regulation, wholesale trading activity and other areas of banking and business activities in which the Group is or has been engaged. The Group is cooperating with the relevant authorities and keeping all relevant agencies briefed as appropriate in relation to these matters and others described in this note on an ongoing basis.

At the present time, Barclays PLC does not expect the ultimate resolution of any of these other matters to have a material adverse effect on the Group's financial position. However, in light of the uncertainties involved in such matters and the matters specifically described in this note, there can be no assurance that the outcome of a particular matter or matters (including formerly active matters or those matters arising after the date of this note) will not be material to Barclays PLC's results, operations or cash flows for a particular period, depending on, among other things, the amount of the loss resulting from the matter(s) and the amount of profit otherwise reported for the reporting period.

17. Related party transactions

Related party transactions in the half year ended 30 June 2026 were similar in nature to those disclosed in the Barclays PLC Annual Report 2025. No related party transactions that have taken place in the half year ended 30 June 2026 have materially affected the financial position or the performance of the Group during this period, and there have been no changes to the related party transactions described in the Barclays Annual Report 2025 that have materially affected the financial position or the performance of the Group during this period.

18. Assets and liabilities included in disposal group classified as held for sale

The assets and liabilities classified as held for sale as at 30 June 2026 were £nil.

Comparative balances have been accounted for in line with the requirements of IFRS 5 and relate to the sale of the AA portfolio within USCB. On 24 April 2026, Barclays exited its AA co-branded credit card partnership, generating a gain on sale of c.£225m.

	As at 30.06.26	As at 31.12.25
Assets included in disposal groups classified as held for sale	£m	£m
Loans and advances to customers	-	5,801
Intangible assets	-	11
Other assets	-	120
Total assets classified as held for sale	-	5,932

Net assets classified as held for sale	-	5,932

Appendix: Non-IFRS Performance Measures

The Group's management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements, as they enable the reader to identify a more consistent basis for comparing the businesses' performance between financial periods, and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by management.
However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well.

Non-IFRS performance measures glossary

Measure	Definition
Loan: deposit ratio	Total loans and advances at amortised cost divided by total deposits at amortised cost.
Period end tangible equity refers to:
Period end tangible shareholders' equity (for Barclays Group)	Shareholders' equity attributable to ordinary shareholders of the parent, adjusted for the deduction of goodwill and intangible assets.
Period end allocated tangible equity (for businesses)
Allocated tangible equity is calculated as 13.5% (2025: 13.5%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Barclays Group uses for capital planning purposes. Head Office allocated tangible equity represents the difference between the Barclays Group's tangible shareholders' equity and the amounts allocated to businesses.

Average tangible equity refers to:
Average tangible shareholders' equity (for Barclays Group)
Calculated as the average of the previous month's period end tangible shareholders' equity and the current month's period end tangible shareholders' equity. The average tangible shareholders' equity for the period is the average of the monthly averages within that period.

Average allocated tangible equity (for businesses)
Calculated as the average of the previous month's period end allocated tangible equity and the current month's period end allocated tangible equity. The average allocated tangible equity for the period is the average of the monthly averages within that period.

Return on tangible equity (RoTE) refers to:
Return on average tangible shareholders' equity (for Barclays Group)	Annualised Group attributable profit, as a proportion of average tangible shareholders' equity. The components of the calculation have been included on page 87.
Return on average allocated tangible equity (for businesses)	Annualised business attributable profit, as a proportion of that business's average allocated tangible equity. The components of the calculation have been included on pages 88 to 89.

Operating costs	A measure of total operating expenses excluding litigation and conduct charges and UK regulatory levies.
Cost: income ratio	Total operating expenses divided by total income.
Loan loss rate
Quoted in basis points and represents total impairment charges divided by total gross loans and advances held at amortised cost (including portfolios reclassified to assets held for sale) at the balance sheet date. The components of the calculation have been included on pages 90 to 92.

Net interest margin	Annualised net interest income divided by the sum of average customer assets. The components of the calculation have been included on page 23.
Tangible net asset value per share
Calculated by dividing shareholders' equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares. The components of the calculation have been included on page 94.

Profit before impairment	Calculated by excluding credit impairment charges or releases from profit before tax.
Net New Assets Under Management
The net inflows and outflows of client balances within Discretionary Portfolio Management and Advisory mandates. Excludes market performance and foreign exchange translation but includes reinvested dividend payments.

Assets under Management (AUM)
Total market value of client investment balances managed within investment mandates where Barclays provides discretionary portfolio management or advisory services. Total Assets Under Management excludes uninvested cash held under an investment mandate and reported within deposits.

Assets under Supervision (AUS)	Total market value of client investment balances where Barclays provides custodian or transactional services.
Group net interest income excluding Barclays Investment Bank and Head Office	A measure of Barclays Group net interest income, excluding the net interest income reported in Barclays Investment Bank and Head Office.
Income over average risk weighted assets
Represents total income as a proportion of average risk weighted assets. Average risk weighted assets calculated as the average of the previous month's period end risk weighted assets and the current month's period end risk weighted assets. Average risk weighted assets for the period is the average of the monthly averages within that period.

Returns

	Half year ended 30.06.26
	Barclays UK	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Group
Return on average tangible equity	£m	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	1,214	388	148	2,315	429	(303)	4,191

	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average equity	16.1	3.8	1.2	29.9	4.2	9.9	65.1
Average goodwill and intangibles	(4.0)	-	(0.1)	-	(0.7)	(3.6)	(8.5)
Average tangible equity	12.1	3.8	1.1	29.9	3.5	6.3	56.7

Return on average tangible equity	20.1%	20.6%	26.1%	15.5%	24.2%	n/m	14.8%

	Half year ended 30.06.25
	Barclays UK	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Group
Return on average tangible equity	£m	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	1,090	284	184	2,075	128	(238)	3,523

	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average equity	15.7	3.4	1.2	29.2	4.1	8.2	61.8
Average goodwill and intangibles	(4.0)	-	(0.1)	-	(0.6)	(3.6)	(8.3)
Average tangible equity	11.7	3.4	1.1	29.2	3.5	4.6	53.5

Return on average tangible equity	18.6%	16.8%	33.2%	14.2%	7.3%	n/m	13.2%

Barclays Group
Return on average tangible shareholders' equity	Q226	Q126	Q425	Q325	Q225	Q125	Q424	Q324
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	2,259	1,932	1,195	1,457	1,659	1,864	965	1,564

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average shareholders' equity	64.8	65.5	64.8	63.3	62.1	61.4	59.7	59.1
Average goodwill and intangibles	(8.7)	(8.3)	(8.3)	(8.2)	(8.2)	(8.3)	(8.2)	(8.1)
Average tangible shareholders' equity	56.1	57.2	56.5	55.1	53.9	53.1	51.5	51.0

Return on average tangible shareholders' equity	16.1%	13.5%	8.5%	10.6%	12.3%	14.0%	7.5%	12.3%

Barclays UK
Return on average allocated tangible equity	Q226	Q126	Q425	Q325	Q225	Q125	Q424	Q324
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	623	591	706	647	580	510	781	621

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	16.2	15.9	15.9	15.9	15.8	15.7	15.1	14.5
Average goodwill and intangibles	(4.0)	(3.9)	(4.0)	(4.0)	(4.0)	(4.0)	(3.9)	(3.9)
Average allocated tangible equity	12.2	12.0	11.9	11.9	11.8	11.7	11.2	10.6

Return on average allocated tangible equity	20.4%	19.7%	23.8%	21.8%	19.7%	17.4%	28.0%	23.4%

Barclays UK Corporate Bank
Return on average allocated tangible equity	Q226	Q126	Q425	Q325	Q225	Q125	Q424	Q324
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	201	187	168	196	142	142	98	144

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	3.8	3.8	3.5	3.4	3.4	3.3	3.2	3.1
Average goodwill and intangibles	-	-	-	-	-	-	-	-
Average allocated tangible equity	3.8	3.8	3.5	3.4	3.4	3.3	3.2	3.1

Return on average allocated tangible equity	21.3%	19.9%	19.1%	22.8%	16.6%	17.1%	12.3%	18.8%

Barclays Private Bank and Wealth Management
Return on average allocated tangible equity	Q226	Q126	Q425	Q325	Q225	Q125	Q424	Q324
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	75	73	35	72	88	96	63	74

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	1.2	1.2	1.2	1.2	1.2	1.2	1.2	1.1
Average goodwill and intangibles	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)
Average allocated tangible equity	1.1	1.1	1.1	1.1	1.1	1.1	1.1	1.0

Return on average allocated tangible equity	26.9%	25.5%	12.6%	26.4%	31.9%	34.5%	23.9%	29.0%

Barclays Investment Bank
Return on average allocated tangible equity	Q226	Q126	Q425	Q325	Q225	Q125	Q424	Q324
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	1,204	1,111	294	723	876	1,199	247	652

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	30.0	29.7	29.6	28.6	28.7	29.6	29.3	29.5
Average goodwill and intangibles	-	-	-	-	-	-	-	-
Average allocated tangible equity	30.0	29.7	29.6	28.6	28.7	29.6	29.3	29.5

Return on average allocated tangible equity	16.0%	15.0%	4.0%	10.1%	12.2%	16.2%	3.4%	8.8%

Barclays US Consumer Bank
Return on average allocated tangible equity	Q226	Q126	Q425	Q325	Q225	Q125	Q424	Q324
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	253	176	144	118	87	41	94	89

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	4.1	4.3	4.2	4.0	4.0	4.2	4.0	3.8
Average goodwill and intangibles	(0.8)	(0.5)	(0.6)	(0.5)	(0.6)	(0.6)	(0.6)	(0.5)
Average allocated tangible equity	3.3	3.8	3.6	3.5	3.4	3.6	3.4	3.3

Return on average allocated tangible equity	30.2%	18.8%	15.8%	13.5%	10.2%	4.5%	11.2%	10.9%

Loan loss rates

	Half year ended 30.06.26
	Barclays UK	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Group
Loan loss rate	£m	£m	£m	£m	£m	£m	£m
Credit impairment (charges)/ releases	(338)	(19)	(3)	(323)	(713)	2	(1,394)

	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Gross loans and advances held at amortised cost (including portfolios reclassified as held for sale)1	239.8	31.4	15.1	137.2	25.0	1.9	450.4

Loan loss rate (bps)	28	12	4	47	575	n/m	62

	Half year ended 30.06.25
	Barclays UK	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Group
Loan loss rate	£m	£m	£m	£m	£m	£m	£m
Credit impairment charges	(237)	(31)	11	(139)	(711)	(5)	(1,112)

	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Gross loans and advances held at amortised cost (including portfolios reclassified as held for sale)1	228.5	28.2	14.8	126.8	27.4	2.7	428.4

Loan loss rate (bps)	21	22	(15)	22	523	n/m	52

1	Includes gross loans and advances to customers and banks, in addition to debt securities

Barclays Group
Loan loss rate	Q226	Q126	Q425	Q325	Q225	Q125	Q424	Q324
	£m	£m	£m	£m	£m	£m	£m	£m
Credit impairment charges	(571)	(823)	(535)	(632)	(469)	(643)	(711)	(374)

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Gross loans and advances held at amortised cost (including portfolios reclassified as held for sale)	450.4	449.9	441.3	437.5	428.4	430.4	429.6	408.3

Loan loss rate (bps)	51	74	48	57	44	61	66	37

Barclays UK
Loan loss rate	Q226	Q126	Q425	Q325	Q225	Q125	Q424	Q324
	£m	£m	£m	£m	£m	£m	£m	£m
Credit impairment charges	(160)	(178)	(74)	(102)	(79)	(158)	(283)	(16)

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Gross loans and advances held at amortised cost (including portfolios reclassified as held for sale)	239.8	233.6	231.9	230.9	228.5	227.5	227.5	218.4

Loan loss rate (bps)	27	31	13	18	14	28	49	3

Barclays UK Corporate Bank
Loan loss rate	Q226	Q126	Q425	Q325	Q225	Q125	Q424	Q324
	£m	£m	£m	£m	£m	£m	£m	£m
Credit impairment charges	(16)	(3)	(1)	(5)	(12)	(19)	(40)	(13)

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Gross loans and advances held at amortised cost (including portfolios reclassified as held for sale)	31.4	31.0	30.2	29.2	28.2	27.0	25.8	25.2

Loan loss rate (bps)	20	4	1	7	17	28	62	21

Barclays Private Bank and Wealth Management
Loan loss rate	Q226	Q126	Q425	Q325	Q225	Q125	Q424	Q324
	£m	£m	£m	£m	£m	£m	£m	£m
Credit impairment (charges)/releases	(5)	2	(2)	(1)	2	9	(2)	(7)

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Gross loans and advances held at amortised cost (including portfolios reclassified as held for sale)	15.1	15.1	15.1	15.2	14.8	14.8	14.7	14.3

Loan loss rate (bps)	13	(6)	5	3	(5)	(25)	5	19

Barclays Investment Bank
Loan loss rate	Q226	Q126	Q425	Q325	Q225	Q125	Q424	Q324
	£m	£m	£m	£m	£m	£m	£m	£m
Credit impairment charges/releases	(44)	(279)	(22)	(144)	(67)	(72)	(46)	(43)

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Gross loans and advances held at amortised cost (including portfolios reclassified as held for sale)	137.2	137.4	131.0	129.8	126.8	129.6	124.9	116.5

Loan loss rate (bps)	13	82	7	44	21	23	15	15

Barclays US Consumer Bank
Loan loss rate	Q226	Q126	Q425	Q325	Q225	Q125	Q424	Q324
	£m	£m	£m	£m	£m	£m	£m	£m
Credit impairment charges	(346)	(367)	(431)	(379)	(312)	(399)	(298)	(276)

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Gross loans and advances held at amortised cost (including portfolios reclassified as held for sale)	25.0	30.3	30.6	29.8	27.4	28.9	30.0	26.7

Loan loss rate (bps)	555	491	558	505	456	562	395	411

Income over average RWAs

Barclays Investment Bank	Half year ended 30.06.26	Half year ended 30.06.25
	£m	£m
Income	7,986	7,180

	£bn	£bn
Average RWAs	203.2	198.8

Income over average RWAs	7.9%	7.2%

Barclays Investment Bank	Q226	Q126	Q425	Q325	Q225	Q125	Q424	Q324
	£m	£m	£m	£m	£m	£m	£m	£m
Income	3,958	4,028	2,792	3,083	3,307	3,873	2,607	2,851

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average RWAs	204.5	202.0	202.1	194.9	196.1	201.4	199.9	201.8

Income over average RWAs	7.7%	8.0%	5.5%	6.3%	6.7%	7.7%	5.2%	5.7%

Tangible net asset value per share	As at 30.06.26	As at 31.12.25	As at 30.06.25
	£m	£m	£m
Total equity excluding non-controlling interests	79,358	77,784	75,906
Other equity instruments	(13,275)	(12,725)	(13,266)
Goodwill and intangibles	(8,912)	(8,284)	(8,186)
Tangible shareholders' equity attributable to ordinary shareholders of the parent	57,171	56,775	54,454

	m	m	m
Shares in issue	13,507	13,867	14,180

	p	p	p
Tangible net asset value per share	423	409	384

Shareholder Information

Results timetable1				Date
Ex-dividend date				6 August 2026
Dividend record date				7 August 2026
DRIP last election date				24 August 2026
Dividend payment date				15 September 2026
Q3 2026 Results Announcement				22 October 2026

For qualifying ADR holders, the 2026 half year dividend of 5.9p per ordinary share becomes 23.6p per ADS (representing four shares).     The ex-dividend date for ADR holders is 7 August 2026. The dividend record and dividend payment dates for ADR holders are as shown above. The dividend fee chargeable by the ADR depositary to ADR holders is 4.5% of gross dividend.

A Dividend Re-Investment Plan (DRIP) is provided by Equiniti Financial Services Limited. The DRIP enables the Company's shareholders to elect to have their cash dividend payments used to purchase the Company's shares.
More information can be found at shareview.co.uk/info/drip

DRIP participants will usually receive their additional ordinary shares (in lieu of a cash dividend) three to four days after the dividend payment date. Qualifying ADR holders should contact Computershare Shareowner Services for further details regarding the DRIP.

Barclays PLC ordinary shares ISIN code: GB0031348658
Barclays PLC ordinary shares TIDM Code: BARC

				% Change2
Exchange rates	30.06.26	31.12.25	30.06.25	31.12.25	30.06.25
Period end - GBP/USD	1.33	1.34	1.37	(1)%	(3)%
YTD average - GBP/USD	1.35	1.32	1.30	2%	4%
3 month average - GBP/USD	1.34	1.33	1.35	1%	-%
Period end - GBP/EUR	1.16	1.15	1.17	1%	(1)%
YTD average - GBP/EUR	1.15	1.17	1.19	(2)%	(3)%
3 month average - GBP/EUR	1.16	1.14	1.18	2%	(2)%

Share price data
Barclays PLC (p)	507	476	337
Barclays PLC number of shares (m)	13,507	13,867	14,180

For further information please contact

Investor relations	Media relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

More information on Barclays can be found on our website: home.barclays

Registered office
1 Churchill Place, London, E14 5HP, United Kingdom. Tel: +44 (0) 20 7116 1000. Company number: 48839.

Registrar
Equiniti, Highdown House, Yeoman Way, Worthing, West Sussex, BN99 6DA, United Kingdom.
Tel +44 (0)371 384 2055 (UK and International telephone number)3.

American Depositary Receipts (ADRs)
Computershare Shareowner Services, P.O. Box 43304, Providence, RI 02940-3304, United States of America
General Toll Free: +1-866-723-8257
General Direct: +1-781-575-2833
www.computershare.com/investor

Delivery of ADR certificates and overnight mail
Computershare Shareowner Services, 150 Royall Street, Suite 101, Canton, MA 02021-1054

1	Note that these dates are provisional and subject to change.
2	The change is the impact to GBP reported information.
3	Lines open 8.30am to 5.30pm (UK time), Monday to Friday, excluding UK public holidays in England and Wales.